Execution Copy

07054955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8):

☒ (6650309 Canada Inc.)
☐ (Lorus Therapeutics Inc.)

Lorus Therapeutics Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Lorus Therapeutics Inc.
6650309 Canada Inc.
(Name of Person(s) Furnishing Form)\

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Common Shares
(Title of Class of Subject Securities)

544191109
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 1, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Notice of Special Meeting of Holders of Common Shares, Options, Warrants and Convertible Debentures to be held on June 25, 2007 and Management Proxy Circular (the "Circular")
- Letter of Transmittal
- Form of Proxy for Shareholders
- Form of Proxy for Optionholders
- Form of Proxy for Warrantholders
- Form of Proxy for Debentureholders
- Voting Instruction Form

Item 2. Informational Legends

See pages 1 and 2 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

LORUS
therapeutics

LORUS THERAPEUTICS INC.

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES, OPTIONS, WARRANTS AND CONVERTIBLE DEBENTURES TO BE HELD ON JUNE 25, 2007

- AND -

MANAGEMENT PROXY CIRCULAR

MAY 25, 2007

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May 25, 2007

Dear Lorus Securityholder:

You are invited to attend a special meeting (the "**Meeting**") of holders of common shares (the "**Shareholders**") and of the holders of options to purchase common shares, warrants to purchase common shares and debentures convertible into common shares (collectively, the "**Convertible Securities**") (the Shareholders and the holders of Convertible Securities being collectively referred to herein as the "**Securityholders**") of Lorus Therapeutics Inc. ("**Lorus**") to be held on June 25, 2007, at 10:00 a.m. (Toronto time), at Le Royal Meridien King Edward, 37 King Street East, Toronto, Ontario, in the Kensington Room.

The purpose of the Meeting is to seek the approval of the Securityholders for an arrangement of Lorus (the "**Arrangement**"), pursuant to which Lorus will transfer its business to a new corporate entity ("**New Lorus**"), which entity will possess the same net assets, name, board of directors and management as Lorus, but will also have approximately an additional $8.5 million in cash, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction. The existing Lorus entity, of which current Shareholders who are not resident in the United States will continue to own a part following the Arrangement, will pursue opportunities as a real estate development company ("**RealCo**") under a new name, with a new board of directors and new management.

Lorus is undertaking the Arrangement because Lorus believes the Arrangement provides the following advantages to Lorus and its Securityholders:

- provides approximately $8.5 million in additional cash, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction, without diluting the equity interests of existing Securityholders;
- allows Lorus to continue executing its current business plan, albeit in a new company;
- permits Lorus to retain its current name and trading symbol;
- does not result in any change to the management or board of directors of Lorus;
- does not result in any change to the business of Lorus;
- other than the repurchase of certain warrants from The Erin Mills Investment Corporation, the holdings and economic position of Securityholders in New Lorus will be equivalent to their current holdings and positions in Lorus;
- will result in Shareholders (other than certain Shareholders of Lorus and those that are resident in the United States) holding, at the effective time of the Arrangement, in the aggregate, approximately a 0.5% economic equity interest in RealCo; and
- provides Shareholders that are resident in the United States and certain other Shareholders of Lorus with, subject to certain limitations, a nominal cash payment in lieu of receiving an economic interest in RealCo.

The Arrangement will only take effect if it is approved by (i) at least two-thirds of the votes cast by Securityholders voting together as a single class, in person or by proxy, at the Meeting, (ii) a simple majority of the votes cast by Shareholders who are "minority" Shareholders, in person or by proxy, at the Meeting, and (iii) a final order of the Ontario Superior Court of Justice.

Deloitte & Touche LLP has provided the board of directors of Lorus (the "**Board**") with a fairness opinion to the effect that the Arrangement is fair, from a financial point of view, to the Securityholders. **Those members of the Board entitled to approve the Arrangement unanimously recommend that Securityholders vote FOR the Arrangement.**

As part of the Arrangement, Securityholders will be asked to consider and, if thought advisable, approve (i) various amendments to the articles of RealCo, and (ii) certain transactions between RealCo and related parties of RealCo including, among other things, the purchase of certain limited partnership interests in two residential and mixed-use condominium projects in Toronto, Ontario, the entering into by RealCo of one or more agreements to provide certain services to affiliates of RealCo and the engagement by RealCo of certain agents and contractors as required for the business of RealCo.

The accompanying management proxy circular contains a detailed description of the Arrangement, as well as detailed information regarding Lorus, New Lorus and RealCo. Lorus recognizes the environmental impact of producing the management proxy circular and in an effort to minimize this impact, Lorus intends to donate $2,500 to an environmental organization focused on reforestation and nature conservation issues. In this way Lorus believes that it can help replenish those resources used to meet our corporate requirements.

This is an important matter affecting the future of Lorus, and it is important that your common shares and Convertible Securities be represented at the Meeting. Regardless of whether you plan to attend the Meeting, please complete the appropriate enclosed proxy forms and return them in the manner set out in the accompanying management proxy circular to ensure that your intentions are represented at the Meeting.

On behalf of Lorus, I would like to thank you for your past and ongoing support.

Yours very truly,

LORUS THERAPEUTICS INC.

(Signed) Graham Strachan
Chair of the Board of Directors

LORUS THERAPEUTICS INC.

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES, OPTIONS, WARRANTS AND CONVERTIBLE DEBENTURES OF LORUS THERAPEUTICS INC.

to be held on June 25, 2007

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of the holders of common shares ("**Shareholders**") of Lorus Therapeutics Inc. ("**Lorus**") and of the holders of options to purchase common shares, warrants to purchase common shares and debentures convertible into common shares (collectively with the Shareholders, the "**Securityholders**") will be held on June 25, 2007, at 10:00 a.m. (Toronto time), at the Le Royal Meridien King Edward, 37 King Street East, Toronto, Ontario, in the Kensington Room for the following purposes:

(a) to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated May 16, 2007, and, if deemed advisable, pass, with or without variation, a special resolution of the Securityholders (the "**Arrangement Resolution**"), the full text of which is set forth in **Appendix A** to the accompanying management proxy circular (the "**Circular**"), approving an arrangement involving, *inter alia*, Lorus, its Securityholders, NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., 6650309 Canada Inc., Pinnacle International Lands, Inc. and 6707157 Canada Inc. (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act*, all as more particularly set forth and described in the accompanying Circular; and

(b) to transact such other business as may properly come before the Meeting.

The details of the matters proposed to be put before the Meeting are set forth in the Circular, including the appendices attached thereto.

Only Securityholders of record at the close of business on May 24, 2007 will be entitled to vote at the Meeting.

DATED at the City of Toronto, in the Province of Ontario, this 25th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF LORUS THERAPEUTICS INC.

(Signed) Graham Strachan
Chair of the Board of Directors

IMPORTANT

A Securityholder may attend the Meeting in person or may be represented by proxy. Registered Securityholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the applicable accompanying proxy forms for use at the Meeting. To be valid, proxies must be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting. Securities held by Securityholders will be voted in accordance with the instructions indicated in the applicable proxy forms.

TABLE OF CONTENTS

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APPENDICES

LORUS THERAPEUTICS INC.

MANAGEMENT PROXY CIRCULAR

Special Meeting of Securityholders
to be held on June 25, 2007

INTRODUCTION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Lorus Therapeutics Inc. ("**Lorus**") for use at the Meeting. No Person has been authorized to give any information or make any representation in connection with the Arrangement or other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. This Circular does not constitute an offer to sell securities, a solicitation of an offer to purchase securities, or the solicitation of a proxy by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date of this Circular.

The Meeting has been called for the purposes of considering and, if deemed advisable, passing the Arrangement Resolution and to transact such other business as may properly come before the Meeting.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement available on SEDAR at www.sedar.com, the Arrangement Resolution attached as **Appendix A** to this Circular, and the Plan of Arrangement attached as **Appendix C** to this Circular. **You are urged to carefully read this Circular, the full text of the Arrangement Resolution, the Arrangement Agreement (including the schedules thereto), and the Plan of Arrangement.**

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". In this Circular, unless otherwise specified, all dollar amounts and financial information are expressed in Canadian dollars. Information contained in this Circular is given as of May 24, 2007 unless otherwise specifically stated.

INFORMATION FOR UNITED STATES SECURITYHOLDERS

The solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. The pro forma and historical financial statements and other financial information of RealCo and the Pinnacle Partnerships included in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to pro forma and historical financial statements and other financial information of United States companies. Likewise, information concerning the operations of Lorus and New Lorus contained herein, including the information incorporated by reference herein, has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

Securityholders should be aware that the Arrangement and the ownership of Securities of New Lorus may have tax consequences in both Canada and the United States. See "Certain Canadian Federal Income Tax Consequences for Shareholders", "Certain Canadian Federal Income Tax Consequences for Holders of Options" and "Certain United States Federal Income Tax Consequences for Shareholders".

The New Lorus Common Shares, New Lorus Options, New Lorus Warrants and RealCo Voting Shares to be issued under the Arrangement have not been and will not be registered under the 1933 Act and will be issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The AMEX has conditionally approved the listing of the New Lorus Common Shares and the New Lorus Common Shares issuable upon the exercise of the New Lorus Options and the New Lorus Warrants. The New Lorus Options, New Lorus Warrants and RealCo Voting Shares will not be listed for trading on any United States stock exchange.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were "affiliates" of Lorus, New Lorus, RealCo, Pinnacle or Investor immediately prior to the Arrangement or are "affiliates" of New Lorus, RealCo, Pinnacle or Investor after completion of the Arrangement. The New Lorus Options will be non-transferable. See "Resale of Securities".

The New Lorus Options and the New Lorus Warrants may only be exercised pursuant to an exemption or exclusion from the registration requirements of the 1933 Act. Therefore, such securities may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S under the 1933 Act ("**Regulation S**"), and is not exercising the New Lorus Options or New Lorus Warrants for the account or benefit of a U.S. Person or a Person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to New Lorus to the effect that the exercise of the New Lorus Options or New Lorus Warrants does not require registration under the 1933 Act or applicable state securities laws. In addition, any New Lorus Common Shares issuable upon the exercise of the New Lorus Options or New Lorus Warrants in the United States or for the account or benefit of a U.S. Person or a Person in the United States will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such New Lorus Common Shares will bear a legend to that effect, and such New Lorus Common Shares may be resold only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. Subject to certain limitations, the New Lorus Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S. See "Resale of Securities".

The enforcement by Securityholders in the United States of civil liabilities under United States securities laws may be affected adversely by the fact that Lorus, New Lorus, RealCo, Pinnacle and Investor are organized under the laws of a jurisdiction other than the United States, that all or a majority of their executive officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that substantially all of the assets of Lorus, New Lorus, RealCo, Pinnacle and Investor and such Persons are located outside the United States.

THE NEW LORUS COMMON SHARES, THE NEW LORUS OPTIONS, THE NEW LORUS WARRANTS, THE NEW LORUS COMMON SHARES ISSUABLE UPON EXERCISE OF THE NEW LORUS OPTIONS AND THE NEW LORUS WARRANTS AND THE REALCO VOTING SHARES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

EXCHANGE RATE INFORMATION

In this Circular, unless otherwise specified, all dollar amounts and financial information are expressed in Canadian dollars. The Bank of Canada noon spot exchange rate on May 24, 2007 was U.S.$1.0841 = $1.00. The average exchange rate for the years ended 2006, 2005 and 2004 and for the nine-month periods ended February 28, 2007 and 2006 and the exchange rate at the end of such periods for the conversion of U.S. dollars into Canadian dollars based on the Bank of Canada closing rate of exchange for United States dollars were as follows:

	Year Ended May 31,			Nine Months Ended February 28,	
	2006	2005	2004	2007	2006
End of Period	$1.1015	$1.2552	$1.3634	$1.1698	$1.1366
Period Average	$1.1701	$1.2551	$1.3423	$1.1381	$1.1857

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GLOSSARY OF TERMS

For the assistance of Securityholders, the following is a glossary of terms used throughout this Circular.

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**Acquisition Proposal**" has the meaning set forth in the section hereof entitled "The Arrangement — Arrangement Agreement — Non Solicitation and Right to Match";

"**affiliate**" or "**associate**" when used to indicate a relationship with a Person, has the meaning ascribed to it in the *Securities Act* (Ontario);

"**AMEX**" means the American Stock Exchange;

"**AMEX Rules**" means collectively, all rules, requirements and policies of the AMEX applicable to Lorus, including such as are contained in the Rules of the AMEX and the AMEX Company Guide;

"**Antisense Patent Assets**" means those assets set out in the Antisense Patent Assets Transfer Agreement;

"**Antisense Patent Assets Transfer Agreement**" means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer its Antisense Patent Assets to New Lorus, as contemplated in the Plan of Arrangement;

"**Applicable Laws**" means, in relation to any Person, Property, transaction or event, all applicable provisions in effect at the relevant time (or mandatory applicable provisions) of federal, provincial, territorial, state, local or foreign laws, statutes, rules, regulations, directives and orders of all Governmental Authorities, and all judgments, orders, decrees, decisions, rulings or awards of all Governmental Authorities to which the Person in question is a party or by which it is bound or having application to the Person, Property, transaction or event, including the Securities Laws;

"**Appropriate Number**" means that number of RealCo Voting Shares which, if combined with the aggregate number of RealCo Voting Shares purchased pursuant to Section 3.01(24) of the Plan of Arrangement, would result in Investor holding a total number of RealCo Voting Shares representing approximately 41% of the issued and outstanding RealCo Voting Shares at the conclusion of the Arrangement;

"**Arrangement**" means the arrangement of Lorus under Section 192 of the CBCA on the terms and subject to the conditions set out in the Arrangement Agreement, subject to any amendments or variations thereto made in accordance with the terms hereof and/or of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Arrangement Agreement**" means the arrangement agreement dated as of May 1, 2007 between Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor pursuant to which such parties have proposed to implement the Arrangement, including any amendments thereto;

"**Arrangement Dissent Rights**" means the right of dissent provided for in the Interim Order and in the Plan of Arrangement and available to Registered Shareholders in connection with the Arrangement;

"**Arrangement Resolution**" means the special resolution of Securityholders approving the Plan of Arrangement to be considered at the Meeting and attached as **Appendix A** to this Circular;

"**Articles of Arrangement**" means the articles of arrangement of Lorus giving effect to the Arrangement which, pursuant to the CBCA, will be filed with the Director after the Final Order has been issued;

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"**Asset Transfer Agreements**" means, collectively, the Tangible Business Assets Transfer Agreement, the Antisense Patent Assets Transfer Agreement, the Virulizin and Small Molecule Patent Assets Transfer Agreement and the Prepaid Expenses and Receivables Transfer Agreement;

"**Assets**" means, collectively, the Tangible Business Assets, the Antisense Patent Assets, the Virulizin and Small Molecule Patent Assets, the Prepaid Expenses and Receivables and all other assets of Lorus;

"**BCBCA**" means the *Business Corporations Act* (British Columbia);

"**BCBCA Articles**" means the notice of articles filed with the Registrar of Companies (British Columbia) to effect the Continuation;

"**Board of Directors**" or "**Board**" means the board of directors of Lorus;

"**business day**" means a day other than a Saturday, Sunday or other day when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;

"**Canadian Securities Legislation**" has the meaning attributed to such term in NI 14-101 and includes published policies promulgated thereunder from time to time by any of the Canadian Securities Regulatory Authorities and the TSX Company Manual;

"**Canadian Securities Regulatory Authorities**" has the meaning ascribed to such term in NI 14-101;

"**CBCA**" means the *Canada Business Corporations Act*;

"**CDS**" means CDS Clearing and Depository Services Inc.;

"**Certificate of Arrangement**" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

"**Circular**" means this management proxy circular dated May 25, 2007, together with all appendices attached hereto and including the summary hereof, distributed by Lorus in connection with the Meeting;

"**Closing**" means the closing of the Arrangement and the other transactions contemplated by the Arrangement Agreement;

"**Closing Date**" means the date of the Closing;

"**Common Shares**" means the common shares in the share capital of Lorus;

"**Continuation**" means the continuance of RealCo from the Canadian federal jurisdiction to the Province of British Columbia;

"**Continuous Disclosure Reports**" means reports, financial statements, schedules, forms, statements and other documents required to be filed or submitted by Lorus under the Securities Laws, for the three years preceding the date of the Arrangement Agreement (or such shorter period as Lorus may have been required by the Securities Laws to file or submit such material), including the exhibits thereto and documents incorporated by reference therein;

"**Convertible Debentures**" means the prime plus 1% secured convertible debentures of Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal principal amounts of $5,000,000 each on each of October 6, 2004, January 14, 2005 and April 15, 2005;

"**Convertible Securities**" means, collectively, the Options, Warrants and Convertible Debentures;

"**Convertible Securityholders**" means the holders of Convertible Securities and "**Convertible Securityholder**" means any one of them;

"**Court**" means the Ontario Superior Court of Justice;

"**Debenture Assumption Agreement**" means the assignment, novation and amendment agreement dated May 1, 2007 between Lorus and New Lorus pursuant to which, among other things, New Lorus will assume Lorus' obligation to pay TEMIC the aggregate principal amount of $15,000,000 plus accrued interest owing under the Convertible Debentures;

"**Director**" means the Director appointed under section 260 of the CBCA;

"**Dissent Procedures**" means the dissent procedures, as described under the heading "Arrangement Dissent Rights";

"**Dissent Rights**" has the meaning set forth in the section hereof entitled "Arrangement Dissent Rights";

"**Dissenting Shareholder**" has the meaning set forth in the section hereof entitled "Arrangement Dissent Rights";

"**Dissenting Shares**" means the Common Shares in respect of which a Dissenting Shareholder dissents;

"**Effective Date**" means the effective date set out in the Articles of Arrangement that are filed with the Director;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Escrow Agreement**" means the escrow agreement to be entered into on the Effective Date between Investor, New Lorus and the escrow agent appointed thereunder, as contemplated by the Pinnacle Share Purchase Agreement;

"**Fairness Opinion**" means the opinion of Deloitte & Touche LLP dated April 30, 2007 to the effect that the Arrangement is fair, from a financial point of view, to the Securityholders, a copy of which is attached as **Appendix E** to this Circular;

"**Final Order**" means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GeneSense**" means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

"**GeneSense Share Purchase Agreement**" means the share purchase agreement to be entered into between Lorus and New Lorus pursuant to which Lorus will transfer all of the GeneSense Shares to New Lorus;

"**GeneSense Shares**" means common shares in the capital of GeneSense;

"**Governmental Authority**" means any federal, provincial, territorial, state, local or foreign government or any department, agency, board, tribunal (judicial, quasi-judicial, administrative, quasi-administrative or arbitral) or authority thereof or other political subdivision thereof and any Person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining thereto or the operation thereof, including the Canadian Securities Regulatory Authorities, SEC, TSX and AMEX;

"**High Tech**" means High Tech Beteilingungen GmbH & Co. KG;

"**Holder**" has the meaning set forth in the section hereof entitled "Certain Canadian Federal Income Tax Consequences for Shareholders";

"**Indemnification Agreement**" means the indemnification agreement to be entered into on the Effective Date between Lorus, New Lorus, GeneSense and NuChem;

"**Intellectual Property Rights**" means all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights necessary or material for use in connection with

15

Lorus' and its subsidiaries' respective businesses as currently conducted and anticipated to be conducted, as described in the Continuous Disclosure Reports;

"**Interim Order**" means the interim order of the Court dated May 16, 2007 under Section 192 of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as **Appendix D** to this Circular, including any amendments or modifications thereto;

"**Investor**" means 6707157 Canada Inc., a corporation incorporated under the CBCA on January 23, 2007;

"**Letter of Intent**" means the non-binding letter of intent entered into on April 4, 2006, as amended, between Lorus and Pinnacle in respect of the Arrangement;

"**Letter of Transmittal**" means the letter of transmittal enclosed with this Circular pursuant to which a Shareholder is required to surrender certificates representing Common Shares in order to receive, upon completion of the Arrangement, New Lorus Common Shares and RealCo Voting Shares (if a Non-U.S. Person) or New Lorus Common Shares and a cash payment in lieu of RealCo Voting Shares (if a U.S. Person) issued pursuant to the Arrangement;

"**Lorus**" means Lorus Therapeutics Inc. prior to the reorganization of its share capital pursuant to the Arrangement, a company existing under the laws of Canada;

"**Lorus Note**" means the non-interest bearing promissory note to be issued by Lorus to New Lorus as consideration for New Lorus assuming Lorus' obligation to pay TEMIC, pursuant to the Debenture Assumption Agreement, the amount owing under the Convertible Debentures;

"**Lorus Stock Option Plans**" means Lorus' 1993 Stock Option Plan and 2003 Stock Option Plan;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with Lorus, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, liabilities or condition (financial or otherwise) of Lorus or any of its subsidiaries other than (i) any change in the trading price or trading volume of the Common Shares, (ii) any change affecting economic or financial conditions generally (global, national or regional, as applicable) that does not have a disproportionate effect on such party, (iii) any failure by Lorus to meet analysts' or internal earnings estimates, milestones or business plans, (iv) any action contemplated by the Convertible Debentures or taken by Lorus, at Investor's request, (v) any action required by Applicable Laws, or (vi) the results of any of Lorus' clinical trials for any product candidates;

"**Meeting**" means the special meeting of the Securityholders to be held on June 25, 2007, and any adjournment(s) thereof, to consider and, if deemed advisable, approve the Arrangement Resolution;

"**Minority Shareholders**" means all Shareholders other than High Tech, any related party of High Tech within the meaning of Rule 61-501 and Regulation Q-27 subject to the exceptions set out therein, and any Person acting jointly or in concert with High Tech;

"**New Lorus**" means 6650309 Canada Inc., a corporation incorporated under the CBCA on November 1, 2006 and a wholly-owned subsidiary of Lorus which, following completion of the Arrangement, will carry on the business and operations of Lorus as they existed immediately prior to the completion of the Arrangement;

"**New Lorus Common Shares**" means common shares in the share capital of New Lorus;

"**New Lorus Note 1**" means the demand non-interest bearing promissory note to be issued by New Lorus to GeneSense as consideration for the transfer by GeneSense to New Lorus of the Antisense Patent Assets, as contemplated by the Plan of Arrangement;

16

"**New Lorus Note 2**" means the demand non-interest bearing promissory note to be issued by New Lorus to Lorus as partial consideration for the transfer by Lorus to New Lorus of its GeneSense Shares pursuant to the GeneSense Share Purchase Agreement, as contemplated by the Plan of Arrangement;

"**New Lorus Note 3**" means the demand non-interest bearing promissory note to be issued by New Lorus to Lorus as consideration for the transfer by Lorus to New Lorus of its NuChem Shares pursuant to the NuChem Share Purchase Agreement, as contemplated by the Plan of Arrangement;

"**New Lorus Options**" means stock options to acquire New Lorus Common Shares to be issued to directors, officers, employees and consultants of New Lorus pursuant to the New Lorus Stock Option Plan;

"**New Lorus Replacement Note**" means the replacement non-interest bearing demand promissory note to be issued by New Lorus to Lorus to repay the remaining amount owing by New Lorus to Lorus under the New Lorus Note 2 and New Lorus Note 3 following the setoff of such notes by New Lorus against the Lorus Note, as contemplated by the Plan of Arrangement;

"**New Lorus Stock Option Plan**" means the stock option plans of New Lorus as contemplated by the Plan of Arrangement;

"**New Lorus Warrants**" means warrants to acquire New Lorus Common Shares to be issued by New Lorus in replacement of the Warrants;

"**Non-U.S. Persons**" means Shareholders that are not Resident in the United States and "**Non-U.S. Person**" means any one of them;

"**Notice of Meeting**" means the notice of the Meeting that accompanies this Circular;

"**NI 14-101**" means National Instrument 14-101 — Definitions, of the Canadian Securities Administrators, as such instrument may be amended or supplemented from time to time, or any similar instrument, rule or regulation hereafter adopted by any of the Canadian Securities Regulatory Authorities having substantially the same effect as such instrument;

"**NuChem**" means NuChem Pharmaceuticals Inc., a corporation existing under the laws of the Province of Ontario;

"**NuChem Share Purchase Agreement**" means the share purchase agreement to be entered into between Lorus and New Lorus pursuant to which Lorus will transfer all of the NuChem Shares held by it to New Lorus;

"**NuChem Shares**" means common shares in the capital of NuChem;

"**Optionholder**" has the meaning set forth in the section hereof entitled "Certain Canadian Federal Income Tax Consequences for Holders of Options";

"**Options**" means the issued and outstanding stock options to acquire Common Shares issued to directors, senior officers, employees and consultants of Lorus, governed by the terms of the Lorus Stock Option Plans and permitting the holders thereof to purchase an aggregate of a rolling rate of 15% of the issued Common Shares, as such number may be amended from time to time;

"**Person**" means any individual, partnership, association, body corporate, trust, joint venture, unincorporated organization, union, trustee, heir, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Pinnacle**" means Pinnacle International Lands, Inc., a corporation existing under the laws of the Province of British Columbia;

"**Pinnacle Partnerships**" means, collectively, Pinnacle Centre Three Limited Partnership and Pinnacle Centre Four Limited Partnership;

"**Pinnacle Share Purchase Agreement**" means the share purchase agreement to be entered into between Investor and New Lorus pursuant to which Investor will purchase from New Lorus the Appropriate Number of RealCo Voting Shares and all of the RealCo Non-Voting Shares, as contemplated by the Plan of Arrangement;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as **Appendix C** to this Circular, as amended or varied from time to time in accordance with the terms thereof;

"**Prepaid Expenses and Receivables**" means those assets set out in the Prepaid Expenses and Receivables Transfer Agreement;

"**Prepaid Expenses and Receivables Transfer Agreement**" means the asset purchase agreement to be entered into between Lorus and GeneSense pursuant to which Lorus will transfer the Prepaid Expenses and Receivables to GeneSense;

"**Property**" means property, real or personal, tangible or intangible, other than Intellectual Property Rights;

"**Purchaser Indemnified Parties**" means Investor, its directors, officers, employees, successors and assigns;

"**RealCo**" means Lorus following the completion of the transactions contemplated by the Arrangement and prior to the Continuation;

"**RealCo (BC)**" means RealCo following the Continuation;

"**RealCo Non-Voting Shares**" means non-voting common shares of RealCo issued and outstanding following the reorganization of Lorus' share capital pursuant to the Arrangement;

"**RealCo Voting Shares**" means voting common shares of RealCo issued and outstanding following the reorganization of Lorus' share capital pursuant to the Arrangement;

"**Record Date**" means the close of business on May 24, 2007;

"**Registered Shareholder**" means a registered holder of Common Shares as recorded in the Shareholders' register maintained by the Transfer Agent and Registrar;

"**Regulation Q-27**" means Regulation Q-27 — Respecting Protection of Minority Securityholders in the Course of Certain Transactions, as it may be amended from time to time;

"**Resident in the United States**" shall be determined as provided in Rule 12g-4(a)(2) under the 1934 Act;

"**Rule 61-501**" means Rule 61-501 — *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions* of the Ontario Securities Commission, as it may be amended from time to time;

"**Sarbanes Oxley Act**" means the United States Sarbanes-Oxley Act of 2002, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same will be in effect from time to time;

"**SEC**" means the United States Securities and Exchange Commission, or any other federal agency at the time administering the 1933 Act or the 1934 Act;

"**Securities**" means, collectively, the Common Shares, Options, Warrants and Convertible Debentures;

"**Securities Laws**" means the Canadian Securities Legislation and the United States Securities Laws;

"**Securityholders**" means the holders of Securities and "**Securityholder**" means any one of them;

"**SEDAR**" means The Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval;

"**Shareholders**" means the holders of Common Shares and "**Shareholder**" means any one of them;

"**Subsidiary Share Purchase Agreements**" means, collectively, the GeneSense Share Purchase Agreement and the NuChem Share Purchase Agreement;

"**Superior Proposal**" has the meaning set forth in the section hereof entitled "The Arrangement — The Arrangement Agreement — Non-Solicitation and Right to Match";

"**Tangible Business Assets**" means Lorus' depreciable property set out in the Tangible Business Assets Transfer Agreement;

"**Tangible Business Assets Transfer Agreement**" means the asset purchase agreement to be entered into by Lorus and GeneSense pursuant to which Lorus will transfer the Tangible Business Assets to GeneSense, as contemplated in the Plan of Arrangement;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, C.1, 5th Supplement, as amended, including the tax regulations enacted thereunder;

"**Technifund Entities**" means collectively, Technifund Inc. and Herbert Abramson;

"**TEMIC**" means The Erin Mills Investment Corporation;

"**Trading Day**" means a day when the TSX is open for trading;

"**Transfer Agent and Registrar**" means Computershare Investor Services Inc. at its offices at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**United States Securities Laws**" means the 1933 Act, the 1934 Act, the Sarbanes Oxley Act, all applicable state or "blue sky" laws and all rules and regulations promulgated thereunder or otherwise adopted from time to time by the applicable authority having jurisdiction in respect thereof, and the AMEX Rules, as applicable;

"**U.S. Holder**" has the meaning set forth in the section hereof entitled "Certain Canadian Federal Income Tax Consequences for Shareholders — Holders who are Residents of the United States";

"**U.S. Persons**" means Shareholders that are Resident in the United States;

"**U.S. Shareholders**" has the meaning set forth in the section hereof entitled "Certain United States Federal Consequences for Shareholders — U.S. Shareholders";

"**Virulizin and Small Molecule Patent Assets**" means those assets set out in the Virulizin and Small Molecule Patent Assets Transfer Agreement;

"**Virulizin and Small Molecule Patent Assets Transfer Agreement**" means the asset purchase agreement to be entered into between Lorus and GeneSense pursuant to which Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense, as contemplated in the Plan of Arrangement;

"**Warrant Repurchase Agreement**" means the warrant repurchase agreement dated May 1, 2007 between New Lorus and TEMIC pursuant to which New Lorus will repurchase the New Lorus Warrants; and

"**Warrants**" means the issued and outstanding 3,000,000 common share purchase warrants of Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Common Share at a price per share of $1.00.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders and the word "including" means "including without limiting the generality of the foregoing".

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular, including the appendices hereto and the documents incorporated by reference herein. This Summary is qualified in its entirety by the more detailed information and financial data and statements contained, referred to or incorporated elsewhere in this Circular, the appendices hereto and the documents incorporated by reference herein. You are urged to read carefully this entire document, the various documents that are referred to herein and the appendices attached hereto. Terms with initial capital letters used in this Summary but not otherwise defined are defined in the "Glossary of Terms".

Unless otherwise specified, all dollar amounts and financial information are expressed in Canadian dollars.

The Meeting

The Meeting will be held at Le Royal Meridien King Edward, 37 King Street East, Toronto, Ontario, in the Kensington Room, on June 25, 2007, at 10:00 a.m. (Toronto time) for the purpose of considering and, if deemed advisable, passing, with or without variation, the Arrangement Resolution. See "The Arrangement".

Background to the Arrangement

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financings, the exercise of warrants and stock options, and interest income on funds held for future investments.

To date, none of Lorus' product candidates has been approved by regulatory agencies for sale and Lorus has accumulated losses in the development of its products in excess of $100 million. The amount to be received by New Lorus pursuant to the Arrangement will be approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction. In addition, Non-U.S. Persons will hold, at the Effective Time, in the aggregate, approximately a 0.5% economic equity interest in a new real estate development venture to be carried on by RealCo and U.S. Persons will, subject to certain limitations, receive a cash payment in lieu of such economic equity interest.

Beginning in January, 2006, Pinnacle and Lorus began preliminary discussions with a view to pursuing an arrangement that would restructure Lorus and provide non-dilutive financing for Lorus' biotechnology business. Following negotiations, on April 4, 2006, Lorus and Pinnacle entered into the Letter of Intent in respect of the Arrangement.

In October 2006, the Board of Directors engaged Deloitte & Touche LLP to consider whether the Arrangement is fair, from a financial point of view, to the Securityholders. In connection with this mandate, Deloitte & Touche LLP has prepared the Fairness Opinion that states that, as of the date of the opinion, the Arrangement is fair, from a financial point of view, to the Securityholders. The Fairness Opinion is subject to the restrictions, limitations and assumptions contained therein and should be read in its entirety. See **Appendix E** (Fairness Opinion) attached hereto.

Benefits of the Arrangement

There are a number of benefits that Lorus anticipates will result from the Arrangement, including the following:

- Shareholders will hold 100% of the New Lorus Common Shares and New Lorus will carry on the same business that Lorus carried on prior to the completion of the Arrangement, but with the injection of approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction, without any dilution of the Shareholders. New Lorus will continue to execute Lorus' current business plan going forward, with the board of directors and management team of New Lorus being comprised of the same individuals who are currently the directors and management team members of Lorus;

- Non-U.S. Persons will hold, at the Effective Time, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing approximately a 0.5% economic equity interest in RealCo in the form of RealCo Voting Shares; and

- U.S. Persons and certain Shareholders of Lorus will, subject to certain limitations, receive a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them, such amount determined based on the price per RealCo Voting Share paid at the Effective Time by Investor to New Lorus pursuant to the Pinnacle Share Purchase Agreement.

See "— Shareholder Entitlements".

Intention of Certain Securityholders

High Tech, the Technifund Entities and TEMIC have entered into agreements pursuant to which they will vote their Securities in favour of the Arrangement Resolution. In addition, the directors and officers of Lorus who are Securityholders have expressed their intention to vote their Securities in favour of the Arrangement Resolution. High Tech, the Technifund Entities, TEMIC and the directors and officers of Lorus held in aggregate, as of the Record Date, Securities representing approximately 37% of the votes attached to all of the Securities. The votes attaching to the Common Shares of High Tech will not be included in the votes cast by Shareholders who are "minority" Shareholders. See "— Procedure for the Arrangement to Become Effective".

The Arrangement

The Arrangement will be implemented in a series of transactions pursuant to, or in connection with, the Plan of Arrangement attached as **Appendix C** to this Circular. See "The Arrangement — Arrangement Agreement".

Asset Transfer Agreements

As part of the Arrangement, Lorus will transfer the Tangible Business Assets to GeneSense pursuant to the terms and conditions of the Tangible Business Assets Transfer Agreement in consideration for the issuance by GeneSense of one GeneSense Share to Lorus.

In addition, GeneSense will transfer the Antisense Patent Assets to New Lorus pursuant to the terms and conditions of the Antisense Patent Assets Transfer Agreement in consideration for the issuance by New Lorus of the New Lorus Note 1.

Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus and pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus.

New Lorus will, as of the Effective Time, continue to employ each of the employees employed by Lorus as of the Closing Date on terms and conditions of employment that are the same as those applicable to such employees as of the Closing Date.

Indemnification Agreement

Pursuant to the Indemnification Agreement, New Lorus will fully indemnify and save harmless Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring: (i) prior to, at or after the Effective Time and directly or indirectly relating to the Assets (including losses for income, sales, excise and other taxes arising in connection with the transfer of any Assets) or the conduct of the business of Lorus prior to the Effective Time; (ii) prior to, at or after the Effective Time as

21

a result of any and all interests, rights, liabilities and other matters relating to the Assets; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Lorus or the Arrangement.

Subsidiary Share Purchase Agreements

Pursuant to the GeneSense Share Purchase Agreement, Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Lorus' remaining liabilities (other than the Lorus Note) and the issuance by New Lorus to Lorus of the New Lorus Note 2.

Pursuant to the NuChem Share Purchase Agreement, Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Lorus of the New Lorus Note 3.

Purchase of RealCo Voting Shares from Certain Shareholders

As part of the Arrangement and at the request of the Investor, Investor will purchase all of the RealCo Voting Shares that will be received by High Tech and each of the Technifund Entities pursuant to the Arrangement, at the same price per RealCo Voting Share as paid at the Effective Time by Investor to New Lorus for each RealCo Voting Share pursuant to the Pinnacle Share Purchase Agreement, upon and subject to the terms and conditions of share purchase agreements between Investor and each of High Tech and the Technifund Entities.

Shareholder Entitlements

New Lorus Common Shares

As part of the Arrangement, each Shareholder will receive one New Lorus Common Share for each Common Share held.

RealCo Voting Shares

As part of the Arrangement, in addition to receiving New Lorus Common Shares as indicated above, each Shareholder (other than U.S. Persons, High Tech and the Technifund Entities) will receive approximately 0.08 RealCo Voting Shares for each Common Share held, disregarding fractions. Any entitlement that would otherwise include a fractional interest in RealCo Voting Shares will be rounded down to the next lowest whole number of RealCo Voting Shares. No cash payment or other compensation will be made with respect to any such fractional interest.

The actual number of RealCo Voting Shares that will be distributed to Shareholders (other than U.S. Persons, High Tech and the Technifund Entities) depends on a number of variables that will be determined as of the Effective Date, including, among other things, the actual number of Common Shares held by U.S. Persons and the actual number of RealCo Voting Shares that Investor will purchase from New Lorus pursuant to the Pinnacle Share Purchase Agreement. The entitlement to RealCo Voting Shares described above is an estimate based on current information available to Lorus, however, such entitlement is subject to change and will not be determined until the Effective Date.

Cash Payments

As part of the Arrangement, in addition to receiving New Lorus Common Shares as indicated above, each U.S. Person, High Tech and the Technifund Entities will receive a cash payment equal to $0.0040775156 for each RealCo Voting Share that they would otherwise have received, rounded to the nearest $0.01. Based on current information available to Lorus with respect to the number of Common Shares held by U.S. Persons, High Tech and the Technifund Entities, the estimated cash payments are expected to be approximately as follows:

	Estimated # of RealCo Voting Shares	Rate per RealCo Voting Share	Estimated Cash Payment
U.S. Persons	1,098,000	$0.0040775156	$ 4,500
High Tech	2,304,000	$0.0040775156	$ 9,400
Technifund Entities	1,653,000	$0.0040775156	$ 6,700
TOTAL			$20,600

The cash payments described above are estimates based on current information available to Lorus, however, such payments are subject to change based on the actual number of Common Shares held by U.S. Persons, High Tech and the Technifund Entities as of the Effective Date.

Treatment of Options, Convertible Debentures and Warrants

The Plan of Arrangement provides that the Options and Warrants will be exchanged for New Lorus Options and New Lorus Warrants and will thereafter be cancelled and will cease to represent any right or claim whatsoever in RealCo. The New Lorus Options will entitle the holder thereof to receive, upon the exercise of the New Lorus Options, a number of New Lorus Common Shares equivalent to the number of Common Shares such holder would have been entitled to receive pursuant to the Options.

Pursuant to the Debenture Assumption Agreement, New Lorus will assume Lorus' obligation to pay TEMIC the $15,000,000 aggregate principal amount plus accrued interest owing under the Convertible Debentures in consideration for Lorus issuing the Lorus Note. The right of TEMIC under the Convertible Debentures to convert such debentures into Common Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Common Shares. TEMIC has requested that New Lorus repurchase the New Lorus Warrants from TEMIC effective the Effective Date for cash consideration of $252,000 pursuant to the terms and conditions of the Warrant Repurchase Agreement.

Effect of the Arrangement

Upon completion of the Arrangement, the Shareholders will be the holders of all of the issued and outstanding New Lorus Common Shares and New Lorus will be the holder of the Antisense Patent Assets, and will carry on the business previously carried on by Lorus with an additional working capital of approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction. GeneSense will be a wholly-owned subsidiary of New Lorus and New Lorus will hold all of the NuChem Shares previously held by Lorus. GeneSense will be the holder of the Tangible Business Assets, the Virulizin and Small Molecule Patent Assets and the Prepaid Expenses and Receivables, which assets, together with the Antisense Patent Assets and NuChem Shares, constitute all of the assets of Lorus prior to the Arrangement.

In addition, Non-U.S. Persons will hold, at the Effective Time, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing approximately a 0.5% economic equity interest in RealCo. Following Closing, RealCo will hold limited partnership interests in two residential and mixed-use condominium projects in Toronto, Ontario and may raise additional capital on a dilutive basis to focus on pursuing opportunities as a real estate development company. High Tech, the Technifund Entities and U.S. Persons will, subject to certain limitations, receive a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them. Neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on any stock exchange.

Provided that the transactions described in this Circular are approved, immediately upon completion of the transactions contemplated by the Arrangement, Investor will own approximately 41% of the RealCo Voting Shares and 100% of the RealCo Non-Voting Shares, representing, in the aggregate at the Effective Time, approximately 99.5% of the economic equity interest in RealCo.

Lorus will also assign all of its contractual obligations to New Lorus and New Lorus will assume such obligations, including employment obligations.

In connection with the Arrangement, New Lorus will cause the New Lorus Common Shares to be listed on the TSX subject to the fulfillment of the conditions set by the TSX. Lorus has made an application to the AMEX to have the New Lorus Common Shares listed on the AMEX, but cannot assure Shareholders that the New Lorus Common Shares will be listed and posted for trading on the AMEX. The New Lorus Common shares will be registered under section 12(b) of the 1934 Act. Upon the completion of the Arrangement, the Common Shares will be delisted from both the TSX and the AMEX and Lorus will cease reporting under the 1934 Act.

As a result of the Arrangement, Investor, an affiliate of Pinnacle, will obtain an economic interest in a company having certain non-transferable corporate attributes, including, among other things, a wide shareholder base and status as a "reporting issuer" under applicable Canadian Securities Legislation, all of which Investor believes may be of benefit to RealCo's business following completion of the Arrangement.

Corporate Structure

Presented below are simplified corporate structures of Lorus both before and immediately after completion of the Arrangement:

CURRENT STRUCTURE



Shareholders
100%
Lorus
100%
80% common shares
100% preferred shares
100%
New Lorus
NuChem
GeneSense
assets and liabilities

STRUCTURE IMMEDIATELY AFTER THE ARRANGEMENT



Shareholders
Investor
Shareholders
(Non-U.S. Persons)
100%
New Lorus
41% voting common shares
100% non-voting preferred shares
59% voting
common shares
80% common shares
100% preferred shares
100%
RealCo
NuChem
GeneSense
assets
and liabilities
Limited partnership
interests in real estate
development business
assets
and liabilities
additional
working capital

Procedure for the Arrangement to Become Effective

Securityholder Approval

The Interim Order provides that the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by the Securityholders present in person or represented by proxy at the Meeting voting as a single class, each Shareholder entitled to vote thereon being entitled to one vote for each Common Share held and each Convertible Securityholder entitled to vote thereon being entitled to one vote for each Common Share such holder would have been entitled to receive upon the valid exercise or conversion of his, her or its Convertible Securities, as applicable and (ii) at least a simple majority of the votes cast by Minority Shareholders. See "Canadian Securities Matters".

Notwithstanding the foregoing, the Arrangement Agreement authorizes Lorus, GeneSense, NuChem, New Lorus and Pinnacle, subject to the terms and conditions of the Arrangement Agreement, without further notice to or approval of the Securityholders, to amend or terminate the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Plan of Arrangement at any time prior to the Effective Time.

Court Approval

The CBCA provides that the Arrangement requires Court approval. On May 16, 2007, Lorus obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included as **Appendix D** (Interim Order and Notice of Application for the Final Order) attached hereto.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Lorus will make application to the Court for the Final Order at the Ontario Superior Court of Justice, Toronto, Ontario, on June 27, 2007 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard. See "The Arrangement — Procedure for the Arrangement Becoming Effective".

25

Conditions Precedent

All conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, including receipt of the requisite regulatory approvals prior to the Effective Date, must be satisfied or waived by the appropriate party. See "The Arrangement — Arrangement Agreement".

Fairness Opinion

The Board of Directors engaged Deloitte & Touche LLP to consider whether the Arrangement is fair, from a financial point of view, to the Securityholders. In connection with this mandate, Deloitte & Touche LLP has prepared the Fairness Opinion that states that, as of the date of the opinion, the Arrangement is fair, from a financial point of view, to the Securityholders. The Fairness Opinion is subject to the restrictions, limitations and assumptions contained therein and should be read in its entirety. A copy of the Fairness Opinion is attached hereto as **Appendix E** (Fairness Opinion).

Recommendation of the Board of Directors

The Board of Directors has determined that the terms of the Arrangement are in the best interests of Lorus and the Securityholders, as a whole, and are fair, from a financial point of view, to the Securityholders. As such, those members of the Board of Directors entitled to vote on the approval of the Arrangement have unanimously approved the Arrangement and authorized the submission of the Arrangement to the Securityholders for approval.

Those members of the Board of Directors entitled to approve the Arrangement unanimously recommend that Securityholders vote FOR the Arrangement Resolution.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions of the Arrangement are satisfied or waived, Lorus will apply to the Court for the Final Order. If the Final Order is obtained on or about June 27, 2007, in form and substance satisfactory to Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor and all other conditions specified are satisfied or waived, Lorus expects the Effective Date of the Arrangement to be on or about June 29, 2007.

Stock Exchange Listings

The Common Shares are currently listed and posted for trading on the TSX under the symbol "LOR" and on the AMEX under the symbol "LRP". On April 30, 2007, being the last Trading Day prior to the date of the announcement of the Arrangement, the closing price of the Common Shares on the TSX and the AMEX was $0.26 and U.S. $0.25, respectively, per Common Share.

Lorus has made an application for a substitutional listing of the New Lorus Common Shares (and the New Lorus Common Shares issuable upon the exercise or conversion of the New Lorus Options and New Lorus Warrants) on the TSX and on the AMEX in substitution for the Common Shares.

As of the date of this Circular, Lorus has not received approval from the AMEX in respect of the substitutional listing of the New Lorus Common Shares. Lorus cannot assure Shareholders that the AMEX will approve a substitutional listing or whether the New Lorus Common Shares will continue to be listed on the AMEX.

The TSX has conditionally approved the listing of the New Lorus Common Shares on the TSX under the symbol "LOR", which approval is subject to the satisfaction of certain conditions on or before June 28, 2007, including (i) the Securityholders of Lorus approving the Arrangement at the Meeting, (ii) the Minority Shareholders approving the Arrangement Resolution at the Meeting, (iii) the Closing of the Arrangement,

(iv) the filing of all documents required by the TSX and the payment of the fees required pursuant to the policies of the TSX, and (v) New Lorus meeting the TSX's continued listing requirements.

New Lorus expects that it will be able to satisfy all of the conditions of the TSX relating to the listing of the New Lorus Common Shares upon completion of the Arrangement.

Upon any substitutional listing of the New Lorus Common Shares, the Common Shares will cease to be listed on the TSX and the AMEX. Neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on the TSX, the AMEX or any other stock exchange.

Certain Canadian Federal Income Tax Consequences

SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION UNDER THE HEADING "CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR SHAREHOLDERS".

Canadian Resident Shareholders

Subject to the qualifications under the heading "Certain Canadian Federal Income Tax Consequences for Shareholders", generally, (i) the exchange of Common Shares for New Lorus Common Shares, and (ii) the distribution of the RealCo Voting Shares as a return of stated capital of New Lorus Common Shares, will not be taxable events under the Tax Act for a Holder.

U.S. Resident Shareholders

Subject to the qualifications under the heading "Certain Canadian Federal Income Tax Consequences for Shareholders", generally, (i) the exchange of Common Shares for New Lorus Common Shares, and (ii) the cash distribution as a reduction of stated capital of New Lorus will not be a taxable event under the Tax Act for a U.S. Holder.

If the Common Shares constitute "taxable Canadian property" (as defined by the Tax Act) to a U.S. Holder, at the Effective Time, the U.S. Holder will be required to file a Canadian tax return reporting the disposition of such shares even though the exchange of such shares is not subject to Canadian tax or section 116 certificate compliance requirements under the Tax Act.

Holders of Options

Holders of Options who exercise their Options to acquire Common Shares prior to the Effective Time may be subject to income tax consequences arising on such exercise. Holders of Options who are considering the exercise of their Options should consult their own tax advisors to determine the tax consequences to them of such exercise.

Subject to the qualifications under the heading "Certain Canadian Federal Income Tax Consequences for Holders of Options", an Optionholder who exchanges an Option for a New Lorus Option will not be considered to have disposed of the Option and the New Lorus Option will be deemed to be the same as, and a continuation of, the Option.

Eligibility for Investments

Subject to the qualifications under "Eligibility for Investment", the New Lorus Common Shares will be "qualified investments" under the Tax Act at the Effective Time for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) or registered education savings plans (RESPs), as defined in the Tax Act.

Certain U.S. Federal Income Tax Consequences

SHAREHOLDERS SHOULD CAREFULLY READ THE INFORMATION UNDER THE HEADING "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR SHAREHOLDERS".

The Arrangement sets forth a series of complex steps that should result in taxation for U.S. Shareholders. The Arrangement should be taxable to the U.S. Shareholders, and should be characterized as a disposition of Common Shares.

If the Arrangement is treated as a disposition of Common Shares, a gain or loss, if any, realized by a U.S. Shareholder on the exchange of his, her or its Common Shares generally would be subject to United States federal income taxation as capital gain (or capital loss) in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in the Common Shares and the amount realized on the disposition. Net capital gains (i.e., capital gains in excess of capital losses) recognized by a non-corporate U.S. Shareholder upon a sale or other disposition of Common Shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15%, under present law. Deductions for capital losses are subject to limitations.

If Lorus was a "controlled foreign corporation", or a "passive foreign investment company" for a U.S. Shareholder, the United States federal tax consequences summarized herein could be materially and adversely different.

New Lorus

New Lorus was incorporated under the CBCA as 6650309 Canada Inc. on November 1, 2006. New Lorus has not carried on any active business since its incorporation. As of the date hereof, the sole shareholder of New Lorus is Lorus.

Following the completion of the Arrangement, New Lorus will use (i) the Anti-Sense Patent Assets it holds directly, (ii) the Tangible Business Assets, Prepaid Expenses and Receivables and Virulizin and Small Molecule Patent Assets it holds indirectly through GeneSense, and (iii) the additional working capital of approximately \$8.5 million, subject to a \$600,000 holdback and a maximum post closing adjustment of \$270,000, not including the costs of the transaction, to carry out the business as carried on by Lorus prior to the completion of the Arrangement.

New Lorus' head office will be located at 2 Meridian Road, Toronto, Ontario, Canada M9W 4Z7. See **Appendix G** (Information Respecting New Lorus) attached hereto.

Immediately prior to the completion of the Arrangement, the board of directors of New Lorus will consist of those same individuals who are currently the directors of Lorus, namely Kevin Buchi, Donald Paterson, Georg Ludwig, Michael Moore, Alan Steigrod, Graham Strachan, Jim Wright and Aiping Young. In addition, the management team of New Lorus is and will continue to be comprised of those same individuals who are currently the management team of Lorus, namely Aiping Young (President and Chief Executive Officer), Elizabeth Williams (Director of Finance, Acting Chief Financial Officer), Dr. Yoon Lee (Director of Research) and Peter Murray (Director of Clinical Development).

Pinnacle

Pinnacle was incorporated on July 26, 2001 under the BCBCA. Pinnacle and its affiliates have been involved in the development, design, construction and management of real estate for over thirty years. Pinnacle's track record includes exclusive urban residences from Toronto high-rise penthouses to waterview landmarks in Vancouver. Pinnacle's head office is located at Suite 300, 911 Homer Street, Vancouver, British Columbia V6B 2W6. Mr. Michael De Cotiis is the Chair and Chief Executive Officer of Pinnacle.

Investor

Investor was incorporated on January 23, 2007 under the CBCA as 6707157 Canada Inc. Investor has not carried on any active business since its incorporation. As of the date hereof, Investor is an affiliate of Pinnacle and Mr. Michael De Cotiis is the President and sole shareholder of Investor. As of the date hereof, Investor's registered office is located at 66 Wellington Street West, Suite 4700, Toronto, Ontario M5K 1E6.

RealCo

Following the Effective Date, RealCo will hold limited partnership interests in two residential and mixed-use condominium projects in Toronto, Ontario and may raise additional capital on a dilutive basis in order to focus on pursuing opportunities as a real estate development company. Following the completion of the Arrangement, RealCo's head office will be located at Suite 300, 911 Homer Street, Vancouver, British Columbia V6B 2W6. There is currently no intention to list the RealCo Voting Shares or the RealCo Non-Voting Shares on any stock exchange or other public securities market. Detailed information regarding RealCo can be found at **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto.

As soon as practicable following completion of the Arrangement, it is expected that RealCo will be continued from the Canadian federal jurisdiction to the Province of British Columbia. Following such continuance, RealCo will be governed by the BCBCA. Please see **Appendix K** (Comparison of CBCA to BCBCA) attached hereto for a summary comparison of certain provisions of the CBCA and the BCBCA.

Selected Unaudited Pro Forma Financial Information Relating to RealCo and the Pinnacle Partnerships

Pro forma information relating to Lorus after giving effect to the Arrangement (i.e., RealCo) and the Pinnacle Partnerships can be found at **Appendix I** (Unaudited Pro Forma Balance Sheet of RealCo) and **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto. Furthermore, the audited balance sheet of New Lorus as at November 1, 2006 can be found at **Appendix J** (Balance Sheet of New Lorus) attached hereto.

Risk Factors

In connection with the Arrangement, Securityholders should be aware that there are various risks, including those described in this Circular under the heading "Risk Factors" and those described in **Appendix F** (Information Respecting Lorus), **Appendix G** (Information Respecting New Lorus) and **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto. Securityholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether or not to approve the Arrangement Resolution.

Dissent Rights

The Interim Order and the Plan of Arrangement provide Registered Shareholders with dissent and appraisal rights (the "**Arrangement Dissent Rights**") in connection with the transactions that will be authorized in the event that the Arrangement Resolution is approved by Securityholders. The Arrangement Dissent Rights are similar to the dissent and appraisal rights provided by section 190 of the CBCA. Shareholders who are considering exercising their Arrangement Dissent Rights should carefully review the description of such rights set forth in this Circular. See "Arrangement Dissent Rights".

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to future financial position, business strategy, budgets, project costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "anticipate", "contemplate", "continue", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions.

These forward-looking statements include statements with respect to:

- the anticipated benefits and enhanced Securityholder value resulting from the Arrangement;
- the timing and success of applications to obtain approvals required with respect to the Arrangement;
- sources of capital; and
- the nature of Lorus', New Lorus' and RealCo's business and operations following the Arrangement.

We cannot assure you that any of the plans, objectives, intentions or expectations upon which these forward-looking statements are based will occur.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- the need to obtain required approvals from regulatory authorities, including the Canadian Securities Regulatory Authorities, the TSX, and the AMEX;
- difficulties associated with the nature of the business and operations of New Lorus and RealCo, respectively, following the Arrangement, including liabilities associated with the Arrangement;
- the impact of general economic conditions in Canada and internationally;
- industry conditions including fluctuations in foreign exchange or interest rates;
- stock market volatility;
- the impact of competition; and
- the uncertainty inherent in attracting capital.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Circular or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Securityholders are cautioned that forward-looking statements are not guarantees of future performance and accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

The enclosed proxy forms are being solicited by the management of Lorus. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by telecopier, by the Internet, by advertisement or by other personal contact by directors, officers or other employees of Lorus. The entire cost of the solicitation will be borne by Lorus.

The Meeting is being called pursuant to the Interim Order to seek the requisite approval of the Securityholders to the Arrangement. See "The Arrangement".

This Circular is being mailed to Securityholders of Lorus. **Each Securityholder has been assigned a different colour of proxy form for completion and return.**

- **GREEN** proxies are to be completed by Shareholders
- **WHITE** proxies are to be completed by Optionholders
- **BLUE** proxies are to be completed by holders of Warrants
- **YELLOW** proxies are to be completed by holders of Convertible Debentures

In order for your vote to be counted, Securityholders are reminded to complete and return the appropriate colour of proxy. If you are a non-registered holder of Lorus securities, please see "— Non-Registered Holders".

Appointment of Proxies

The individuals named in the enclosed form of proxy are representatives of the management of Lorus and are directors or officers of Lorus. **A Securityholder who wishes to appoint some other individual to represent the Securityholder at the Meeting may do so by inserting such individual's name in the blank space provided in the enclosed form of proxy.** Such other individual need not be a Securityholder of Lorus.

To be valid, proxies must be deposited with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting.

Non-Registered Holders

These Meeting materials are being sent to both registered and non-registered holders of Securities. If you are a non-registered holder and we or our agent have sent these materials directly to you, your name and address and information about your holdings of Securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Only registered holders of the Securities, or the individuals they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Securities beneficially owned by a non-registered holder are registered either:

- in the name of an intermediary that the non-registered holder deals with in respect of the Securities, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
- in the name of a depository (such as CDS) of which the intermediary is a participant.

In accordance with Canadian securities law, we have distributed copies of the Notice of Meeting, this Circular, and the forms of proxy to CDS and intermediaries for onward distribution to those non-registered holders to whom we have not sent the Meeting materials directly.

In such cases, intermediaries are required to forward Meeting materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as ADP Investor Communications (now Broadridge Financial Solutions, Inc.)) to forward the Meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive Meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Securities they beneficially own. Non-registered holders should follow the procedures set out below, depending on what type of form they receive.

A. Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the Meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another individual attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another individual attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B. Form of Proxy. Less frequently, a non-registered holder will receive, as part of the Meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of Securities beneficially owned by the non-registered holder but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another individual attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another individual attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the individuals named in the proxy and insert the non-registered holder's (or such other individual's) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Revocation

A registered Securityholder who has given a proxy may revoke the proxy by:

- completing and signing a proxy bearing a later date and depositing it with the Transfer Agent and Registrar as described above; or
- depositing an instrument in writing executed by the Securityholder or by the Securityholder's attorney authorized in writing: (i) at our registered office at any time up to and including the last business day preceding the day of the Meeting, or the time set for any adjourned Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the day of any adjourned Meeting; or
- in any other manner permitted by law.

A non-registered Securityholder may revoke a voting instruction form or a waiver of the right to receive Meeting materials and to vote given to an intermediary or to Lorus, as the case may be, at any time by written notice to the intermediary or Lorus, except that neither an intermediary nor Lorus is required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting materials and to vote that is not received by such intermediary or Lorus, at least seven days prior to the Meeting.

Exercise of Voting Rights by Proxy

The individuals named as proxies will vote for or against any particular question, in accordance with the instructions of the Securityholders appointing them. **In the absence of such instructions, such Securities will be voted in favour of all the matters identified in the attached Notice of the Meeting.** The enclosed proxy forms confer discretionary authority upon the individuals named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of Lorus knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the individuals named in the enclosed proxy forms will vote on such matters in accordance with their best judgement.

Voting Securities

The Board of Directors has fixed the Record Date for the Meeting to be the close of business on May 24, 2007. Each Common Share entitles the holder thereof to one vote on a ballot at the Meeting. Each Option, Warrant and Convertible Debenture entitles the holder thereof to one vote per Common Share on a ballot at the Meeting that such holder would have been entitled to receive, on the Record Date, upon the valid exercise of his, her or its Options or Warrants or the valid conversion of his, her or its Convertible Debentures.

The Transfer Agent and Registrar will prepare, as at the Record Date, a list of Securityholders entitled to receive the Notice of Meeting and showing the number of Securities held by each such holder. Each Shareholder named in the list of Securityholders will be entitled to notice of the Meeting and to attend and to vote the Common Shares shown opposite such Shareholder's name at the Meeting in respect of all matters before the Meeting on the basis of one vote for each Common Share held. Each holder of Options, Warrants and Convertible Debentures named in the list of Securityholders will be entitled to notice of the Meeting and to attend and to vote the Options, Warrants and Convertible Debentures shown opposite such Securityholder's name at the Meeting in respect of the Arrangement Resolution only, on the basis of one vote per Common Share that such Securityholder would have been entitled to receive, as at the Record Date, upon the valid exercise of such Options or Warrants or the valid conversion of such Convertible Debentures, provided that if such Options, Warrants or Convertible Debentures have been exercised, expired or have otherwise terminated or been repaid before the Meeting, such Securityholder may not attend or vote in such capacity at the Meeting.

To the extent that a Securityholder transfers the ownership of its Securities after the Record Date and the transferee of those Securities establishes that the transferee owns the Securities and demands, no later than ten days before the Meeting, to be included in the list of Securityholders eligible to vote at the Meeting, such transferee will be entitled to vote such Securities at the Meeting.

Pursuant to the by-laws of Lorus and the Interim Order, business may be transacted at the Meeting if at least two individuals present in person and each being entitled to vote at the Meeting are present at the Meeting.

The Interim Order provides that the Arrangement Resolution must be approved by (i) at least two-thirds of the aggregate votes cast by Securityholders present in person or by proxy at the Meeting, voting as a single class, and (ii) at least a simple majority of the votes cast by Minority Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of Lorus consists of an unlimited number of Common Shares without par value, of which 211,922,548 Common Shares are issued and outstanding as at May 24, 2007. Each Common Share entitles the holder thereof to one vote at the Meeting. Each Option, Warrant and Convertible Debenture entitles the holder thereof to one vote per Common Share that such holder would have been entitled to receive, as at the Record Date, upon the valid exercise of such Options or Warrants or the valid conversion of such Convertible Debentures, provided that if such Options, Warrants or Convertible Debentures have been exercised, expired or have otherwise terminated or been repaid before the Meeting, such holder may not attend or vote in such capacity at the Meeting. As at May 24, 2007, there are outstanding 13,556,958 Options, 3,000,000 Warrants and $15 million aggregate principal amount of Convertible Debentures, which are convertible into 15 million Common Shares at $1.00 per Common Share.

To the knowledge of Lorus' directors and executive officers, no single Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding Common Shares or Convertible Securities, other than High Tech that held, as of the Record Date (i) 13.7% of the votes attached to the Common Shares, and (ii) 12% of the votes attached to the Common Shares and Convertible Securities combined.

Votes Held by Insiders	Common Shares	Options	Total
Graham Strachan	10,000	675,000	685,000
Donald Patterson	125,260	467,500	592,760
Jim Wright	4,429,541	2,472,500	6,902,041
J. Kevin Buchi	50,000	250,000	300,000
Georg Ludwig	—	50,000	50,000
Michael Moore	—	50,000	50,000
Alan Steigrod	—	310,000	310,000
Alping Young	37,803	4,507,442	4,545,245
Elizabeth Williams	6,850	440,162	447,012
High Tech	29,090,000	—	29,090,000
Technifund Entities	20,667,800	—	20,667,800
	54,417,254	9,222,604	63,639,858

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

As of the Record Date, the directors and officers of Lorus beneficially owned or exercised control or direction over, directly or indirectly, an aggregate of 4,659,454 Common Shares representing 2% of the votes attached to the issued and outstanding Common Shares, and Convertible Securities representing 9,222,604 votes or 4% of the votes attached to the issued and outstanding Convertible Securities. See "Voting Securities and Principal Holders Thereof".

Certain directors and officers of Lorus who hold Common Shares or Options will be entitled to participate in the Arrangement, in their capacity as Shareholders and holders of Options. In addition, Georg Ludwig, a director of Lorus, is affiliated with High Tech. High Tech is receiving a "collateral benefit" pursuant to the Arrangement. Mr. Ludwig owns options to acquire Common Shares and abstained from the vote of the Board of Directors to approve the Arrangement. See "Canadian Securities Matters — Majority of Minority Approval".

To the knowledge of the management of Lorus, there is no material interest of any director or officer of Lorus, or their nominees, or anyone who has held office as such since the beginning of Lorus' last completed financial year or of any associate or affiliate of any of the foregoing, in any matter to be acted upon at the Meeting, other than the foregoing and as described elsewhere in this Circular or the appendices attached hereto.

THE ARRANGEMENT

Background to the Arrangement

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financings, the exercise of warrants and stock options, and interest income on funds held for future investments.

To date, none of Lorus' products has been approved by regulatory agencies for sale and Lorus has accumulated losses in the development of its products in excess of $100 million. The amount to be received by New Lorus pursuant to the Arrangement will be approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction. In addition, Non-U.S Persons will hold, at the Effective Time, in the aggregate, approximately a 0.5% economic equity interest in a new real estate development venture to be carried on by RealCo and U.S. Persons will, subject to certain limitations, receive a cash payment in lieu of such economic equity interest.

Beginning in January, 2006, Pinnacle and Lorus began discussions with a view to pursuing an arrangement that would restructure Lorus and provide non-dilutive financing for Lorus' business. Following negotiations, on April 4, 2006, Lorus and Pinnacle entered into the Letter of Intent in respect of the Arrangement.

Following the entering into of the Letter of Intent, management of Lorus provided a summary of the proposed transaction to the Board. At each subsequent regularly scheduled quarterly board meeting thereafter, management provided the Board with an update as to the progress of negotiations and the members of the Board discussed issues, if any, related to the Arrangement.

On May 1, 2007, the Board being satisfied that there were no significant outstanding issues and that all parties to the Arrangement were satisfied with the terms of the Arrangement, those members of the Board entitled to vote thereon (High Tech's representative declaring a conflict of interest) approved the agreements relating to the Arrangement and the Arrangement, subject to regulatory and Securityholder approval.

The Board of Directors engaged Deloitte & Touche LLP to consider whether the Arrangement is fair, from a financial point of view, to the Securityholders. In connection with this mandate, Deloitte & Touche LLP has prepared the Fairness Opinion that states that, as of the date of the opinion, the Arrangement is fair, from a financial point of view, to the Securityholders. The Fairness Opinion is subject to the restrictions, limitations and assumptions contained therein and should be read in its entirety. See **Appendix E** (Fairness Opinion) attached hereto.

Benefits of the Arrangement

There are a number of benefits that are anticipated to result from the Arrangement and therefore enhance overall Securityholder value, including the following:

- Shareholders will hold 100% of the New Lorus Common Shares and New Lorus will carry on the same business that Lorus carried on prior to the completion of the Arrangement, but with the injection of approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction, without any dilution of the Shareholders. New Lorus will continue to execute Lorus' current business plan going forward, with the board of directors and management team of New Lorus being comprised of the same individuals who are currently the directors and management team members of Lorus;
- Non-U.S. Persons will hold, at the Effective Time, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing approximately a 0.5% economic equity interest in RealCo in the form of RealCo Voting Shares; and
- U.S. Persons will, subject to certain limitations, receive a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them, such amount determined based on the price per RealCo Voting Share paid at the Effective Time by Investor to New Lorus pursuant to the Pinnacle Share Purchase Agreement.

See "— Shareholder Entitlements".

As a result of the Arrangement, Investor, an affiliate of Pinnacle, will obtain an economic interest in a company having certain non-transferable corporate attributes, including, among other things, a wide shareholder base and status as a "reporting issuer" under applicable Canadian Securities Legislation, all of which Investor believes may be of benefit to RealCo's business following completion of the Arrangement.

Intention of Certain Securityholders

High Tech, the Technifund Entities and TEMIC have entered into agreements pursuant to which they will vote their Securities in favour of the Arrangement Resolution. In addition, the directors and officers of Lorus who are Securityholders have expressed their intention to vote their Securities in favour of the Arrangement Resolution. High Tech, the Technifund Entities, TEMIC and the directors and officers of Lorus held in aggregate, as of the Record Date, Securities representing approximately 37% of the votes attached to all of the Securities.

The Arrangement

If the Arrangement is approved at the Meeting, the Final Order issued and the other conditions to completion of the Arrangement have been satisfied, the Articles of Arrangement will be filed and, at the Effective Time, the following will occur and will be deemed to occur in the following order without further act or formality:

(a) The Shareholders and holders of Options and Warrants will transfer their Common Shares, Options and Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of New Lorus Common Shares, New Lorus Options and New Lorus Warrants, respectively, having the same value, terms and conditions as the Common Shares, Options and Warrants;

(b) New Lorus will repurchase the New Lorus Warrants from TEMIC pursuant to the Warrant Repurchase Agreement;

(c) Pursuant to the Debenture Assumption Agreement, New Lorus will assume Lorus' obligation to pay TEMIC the $15 million aggregate principal amount of the Convertible Debentures plus accrued and unpaid interest thereon in consideration for Lorus issuing the Lorus Note. The right of TEMIC to convert the Convertible Debentures into Common Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Common Shares;

(d) Lorus will surrender to New Lorus for cancellation the initial New Lorus Common Share that was issued to Lorus upon the incorporation of New Lorus;

(e) The articles of Lorus will be amended to change its name to 4325231 Canada Inc. or a name to be used for real estate development purposes;

(f) The articles of New Lorus will be amended to change its name to "Lorus Therapeutics Inc.";

(g) The articles of Lorus will be amended to conform with the form of the amended articles attached as **Appendix B** hereto, such amendments to effect, among other things, a reorganization of the share capital of Lorus to create an unlimited number of RealCo Voting Shares and an unlimited number of RealCo Non-Voting Shares. The RealCo Voting Shares and the RealCo Non-Voting Shares will rank equally with respect to participation in dividends and the liquidation of Lorus;

(h) As part of the reorganization of the share capital of Lorus, the Common Shares held by New Lorus will be exchanged for 21,127,828 RealCo Voting Shares and 2,078,872,172 RealCo Non-Voting Shares and the Options and Warrants will be cancelled and a right to acquire Common Shares under the Lorus Stock Option Plans will become the right to acquire the equivalent number of New Lorus Common Shares;

(i) Pursuant to the Tangible Business Assets Transfer Agreement, Lorus will transfer the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus;

(j) Pursuant to the Antisense Patent Transfer Agreement, GeneSense will transfer the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus of the New Lorus Note 1;

(k) Pursuant to the Virulizin and Small Molecule Patent Transfer Agreement, Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus;

(l) GeneSense will repay its debt owing to Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Lorus;

(m) Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Lorus;

(n) Pursuant to the GeneSense Share Purchase Agreement, Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Lorus' remaining liabilities and transaction costs (other than the Lorus Note) and the issuance by New Lorus of the New Lorus Note 2;

(o) Pursuant to the NuChem Share Purchase Agreement, Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus of the New Lorus Note 3;

(p) Lorus will assign all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee will assume such obligations;

(q) New Lorus will offer employment to all of the employees of Lorus and will assume all employment obligations related thereto;

(r) New Lorus will repay the amount owing by New Lorus to Lorus under the New Lorus Note 2 and New Lorus Note 3 by way of set off against the Lorus Note and the issuance to Lorus of the New Lorus Replacement Note for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and New Lorus Note 3 exceeds the amount of the Lorus Note;

(s) Lorus will reduce its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments less the amount required to fund the repurchase of RealCo Voting Shares described in paragraph (v) below, plus an amount equal to the amount of the New Lorus Replacement Note and will distribute such property to New Lorus in satisfaction of the capital reduction amount;

(t) Pursuant to the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of the RealCo Voting Shares and all of the RealCo Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per RealCo Voting Share and $0.0040775156 per RealCo Non-Voting Share, subject to payment and an adjustment of up to $270,000, in accordance with the Pinnacle Share Purchase Agreement and a holdback of $600,000 pursuant to the Escrow Agreement;

(u) The New Lorus Common Shares will be conditionally listed on the TSX and the AMEX subject to the fulfillment of the conditions set out in the applicable conditional approval letter;

(v) New Lorus will reduce its stated capital by an amount equal to the fair market value of its RealCo Voting Shares, determined based on the price per RealCo Voting Share paid by Investor in paragraph (t) above. In satisfaction of the capital reduction, New Lorus will: (i) in the case of Non-U.S. Persons, distribute RealCo Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90% of the RealCo Voting Shares then owned by New Lorus); and (ii) in the case of U.S. Persons, sell to Lorus for cash consideration New Lorus' remaining RealCo Voting Shares (not to exceed 10% of the RealCo Voting Shares then owned by New Lorus) at the price per RealCo Voting Share paid by Investor at the Effective Time in paragraph (t) above and distribute the proceeds of such sale to U.S. Persons on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the RealCo Voting Shares otherwise distributable to them;

(w) Investor will purchase all of the RealCo Voting Shares held by High Tech and the Technifund Entities at a fair market price determined based on the price per RealCo Voting Share paid by Investor in paragraph (t) above;

(x) Investor will subscribe for 294,296,851 additional RealCo Non-Voting Shares for an aggregate cash payment of $1.2 million; and

(y) Pinnacle or an affiliate thereof will transfer interests in certain real estate development projects to Lorus in return for a cash payment and a promissory note of Lorus and Lorus will enter into certain development, management and marketing agreements with Pinnacle and/or one or more affiliates thereof (see Appendix H, "Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships — Summary of the Follow-On Real Estate Transactions").

The respective obligations of Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. See "The Arrangement — Arrangement Agreement".

Pinnacle Share Purchase Agreement

Under the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of RealCo Voting Shares and all of the RealCo Non-Voting Shares. The purchase price payable by Investor to New Lorus for each of such shares will be equal to $0.0040775156 per share; provided that, in no event will the aggregate amount payable by Investor under the Pinnacle Share Purchase Agreement and to certain Shareholders pursuant to Section 3.01(24) of the Plan of Arrangement exceed $8,510,000.

The amount of $600,000 will be withheld from the purchase price payable by Investor on the Effective Date and will be dealt with in accordance with the Escrow Agreement. See "The Arrangement — Escrow Agreement".

The aggregate purchase price payable at Closing pursuant to the Pinnacle Share Purchase Agreement has been determined based on certain information available to the parties as at January 31, 2007 (the "**Pre-Closing Buyout Amount**"). On or before the date that is 90 days after the Effective Date, New Lorus will prepare and deliver to Investor an unaudited balance sheet setting out the calculation of the purchase price based on certain information available as at the Closing Date (the "**Closing Buyout Amount**"). The Closing Buyout Amount (including the documents used in connection with the calculation thereof) is subject to Investor's review and comment. If the parties cannot agree on the Closing Buyout Amount, the issue will be referred to an arbitrator.

If the Closing Buyout Amount (as determined by the parties or an arbitrator, as the case may be) exceeds the Pre-Closing Buyout Amount, Investor will pay the amount of such difference, up to a maximum of $270,000, to New Lorus. If the Closing Buyout Amount (as so determined) is less than the Pre-Closing Buyout Amount, New Lorus will pay the amount of such difference to Investor. In both cases, the purchase price will be deemed to be adjusted accordingly.

Asset Transfer Agreements and Subsidiary Share Purchase Agreements

As part of the Arrangement and in order to transfer to New Lorus the business currently carried on by Lorus:

- Lorus will transfer the Tangible Business Assets to GeneSense pursuant to the terms and conditions of the Tangible Business Assets Transfer Agreement in consideration for the issuance by GeneSense of one GeneSense Share to Lorus;

- Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus and pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Lorus;

- GeneSense will transfer the Antisense Patent Transfer Assets to New Lorus pursuant to the Antisense Patent Assets Transfer Agreement in consideration for the issuance by New Lorus to GeneSense of the New Lorus Note 1 in an amount equal to the fair market value of the Antisense Patent Assets;

- Pursuant to the GeneSense Share Purchase Agreement, Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Lorus' remaining liabilities (other than the Lorus Note) and the issuance by New Lorus to Lorus of the New Lorus Note 2; and

- Pursuant to the NuChem Share Purchase Agreement, Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Lorus of the New Lorus Note 3.

New Lorus will, as of the Effective Time, continue to employ each of the employees employed by Lorus as of the Closing Date on terms and conditions of employment that are the same as those applicable to such employees as of the Closing Date.

Indemnification Agreement

Pursuant to the Indemnification Agreement, New Lorus will fully indemnify and save harmless Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring: (i) prior to, at or after the Effective Time and directly or indirectly relating to the Assets (including losses for income, sales, excise and other taxes arising in connection with the transfer of any Asset) or the conduct of the business of Lorus prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the Assets; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Lorus or the Arrangement.

Escrow Agreement

Pursuant to the Escrow Agreement, $600,000 of the purchase price payable by Investor to New Lorus under the Pinnacle Share Purchase Agreement will be withheld by Investor and placed into escrow with Equity Transfer & Trust Company, as escrow agent. The monies placed into escrow will be held as security for and a partial, but not exclusive, source of satisfaction of New Lorus' indemnification obligations to the Purchaser Indemnified Parties under the Pinnacle Share Purchase Agreement until the first anniversary of the Closing Date.

Purchase of RealCo Voting Shares from Certain Shareholders

As part of the Arrangement and at the request of Investor, Investor will purchase all of the RealCo Voting Shares to be received by High Tech and the Technifund Entities pursuant to the Arrangement, at the same price per RealCo Voting Share as paid at the Effective Time by Investor to New Lorus for each RealCo Voting Share pursuant to the Pinnacle Share Purchase Agreement, upon and subject to the terms and conditions of share purchase agreements between Investor and each of High Tech and the Technifund Entities. Lorus has agreed to pay all third party and out of pocket costs of High Tech in respect of this purchase, estimated to be $10,000.

Shareholder Entitlements

New Lorus Common Shares

As part of the Arrangement, each Shareholder will receive one New Lorus Common Share for each Common Share held.

RealCo Voting Shares

As part of the Arrangement, in addition to receiving New Lorus Common Shares as indicated above, each Shareholder (other than U.S. Persons, High Tech and the Technifund Entities) will receive approximately 0.08 RealCo Voting Shares for each Common Share held, disregarding fractions. Any entitlement that would otherwise include a fractional interest in RealCo Voting Shares will be rounded down to the next lowest whole number of RealCo Voting Shares. No cash payment or other compensation will be made with respect to any such fractional interest.

The actual number of RealCo Voting Shares that will be distributed to Shareholders (other than U.S. Persons, High Tech and the Technifund Entities) depends on a number of variables that will be determined as of the Effective Date, including, among other things, the actual number of Common Shares held by U.S. Persons and the actual number of RealCo Voting Shares that Investor will purchase from New Lorus pursuant to the Pinnacle Share Purchase Agreement. The entitlement to RealCo Voting Shares described above is an estimate based on current information available to Lorus, however, such entitlement is subject to change and will not be determined until the Effective Date.

Cash Payments

As part of the Arrangement, in addition to receiving New Lorus Common Shares as indicated above, each U.S. Person, High Tech and the Technifund Entities will receive a cash payment equal to $0.0040775156 for each RealCo Voting Share that they would otherwise have received, rounded to the nearest $0.01. Based on current information available to Lorus with respect to the number of Common Shares held by U.S. Persons, High Tech and the Technifund Entities, the estimated cash payments are expected to be approximately as follows:

	Estimated # of RealCo Voting Shares	Rate per RealCo Voting Share	Estimated Cash Payment
U.S. Persons	1,098,000	$0.0040775156	$ 4,500
High Tech	2,304,000	$0.0040775156	$ 9,400
Technifund Entities	1,653,000	$0.0040775156	$ 6,700
TOTAL			$20,600

The cash payments described above are estimates based on current information available to Lorus, however, such payments are subject to change based on the actual number of Common Shares held by U.S. Persons, High Tech and the Technifund Entities as of the Effective Date.

Treatment of Options, Convertible Debentures and Warrants

The Plan of Arrangement provides that the Options and Warrants will be exchanged for New Lorus Options and New Lorus Warrants and will thereafter be cancelled and will cease to represent any right or claim whatsoever to shares of Lorus. The New Lorus Options will entitle the holder thereof to receive, upon the exercise of the New Lorus Options, a number of New Lorus Common Shares equivalent to the number of Common Shares such holder would have been entitled to receive pursuant to the Options.

Pursuant to the Debenture Assumption Agreement, New Lorus will assume Lorus' obligation to pay TEMIC the $15 million aggregate principal amount plus accrued interest owing under the Convertible Debentures in consideration for Lorus issuing the Lorus Note). The right of TEMIC under the Convertible Debentures to convert such debentures into Common Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Common Shares. In consideration of TEMIC's agreement to permit Lorus to assign, and New Lorus to assume, the obligations of Lorus under the Convertible Debentures, TEMIC has requested that New Lorus repurchase the New Lorus Warrants held by it. Accordingly, pursuant to the terms and conditions of the Warrant Repurchase Agreement, New Lorus will repurchase the New Lorus Warrants from TEMIC effective the Effective Date for a purchase price of $252,000, representing the Black-Scholes value of the New Lorus Warrants. The Warrant repurchase is subject to the approval of the TSX. Lorus has agreed to pay all third party and out of pocket costs of TEMIC in respect of these matters, estimated to be $5,000.

Effect of the Arrangement

Upon completion of the Arrangement, the Shareholders will be the holders of all of the issued and outstanding New Lorus Common Shares and New Lorus will be the holder of the Antisense Patent Assets, and will carry on the business previously carried on by Lorus with an additional working capital of approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction. GeneSense will be a wholly-owned subsidiary of New Lorus and New Lorus will hold all of the NuChem Shares previously held by Lorus. GeneSense will be the holder of the Tangible Business Assets, the Virulizin and Small Molecule Patent Assets and the Prepaid Expenses and Receivables, which assets, together with the Antisense Patent Assets and NuChem Shares, constitute all of the assets of Lorus prior to the Arrangement.

In addition, Non-U.S. Persons will hold, at the Effective Time, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing approximately a 0.5% economic equity interest in RealCo. Following Closing, RealCo will hold limited partnership interests in two residential and mixed-use condominium projects in Toronto, Ontario and may raise additional capital on a dilutive basis to focus on pursuing opportunities as a real estate development company. HighTech, the Technifund Entities and U.S. Persons will, subject to certain limitations, receive a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them. See "Exchange of Common Shares and "— Cash Payments". Neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on any stock exchange.

Provided that the transactions described in this Circular are approved, immediately upon completion of the transactions contemplated by the Arrangement, Investor will own approximately 41% of the RealCo Voting Shares and 100% of the RealCo Non-Voting Shares, representing, in the aggregate at the Effective Time, approximately 99.5% of the economic equity interest in RealCo.

Lorus will also assign all of its contractual obligations to New Lorus and New Lorus will assume such obligations, including employment obligations.

In connection with the Arrangement, New Lorus will cause the New Lorus Common Shares to be listed on the TSX subject to the fulfillment of the conditions set by the TSX. Lorus has made an application to have the New Lorus Common Shares listed on the AMEX, but cannot assure Shareholders that the New Lorus Common Shares will be listed and posted for trading on the AMEX. The New Lorus Common Shares will be registered under section 12(b) of the 1934 Act. In addition, the Common Shares will be delisted from both the TSX and the AMEX and Lorus will cease reporting under the 1934 Act.

As a result of the Arrangement, Investor, an affiliate of Pinnacle, will obtain an economic interest in a company having certain non-transferable corporate attributes, including, among other things, a wide shareholder base and status as a "reporting issuer" under applicable Canadian Securities Legislation, all of which Investor believes may be of benefit to RealCo's business following completion of the Arrangement.

Corporate Structure

Presented below is a simplified corporate structure of Lorus before and immediately after completion of the Arrangement:

CURRENT STRUCTURE


Shareholders
100%
Lorus
100%
80% common shares
100% preferred shares
100%
New Lorus
NuChem
GeneSense
assets and liabilities

STRUCTURE IMMEDIATELY AFTER THE ARRANGEMENT


Investor
Shareholders (Non-U.S. Persons)
41% voting common shares
100% non-voting preferred shares
59% voting common shares
RealCo
Limited partnership interests in real estate development business
Shareholders
100%
New Lorus
80% common shares
100% preferred shares
100%
NuChem
GeneSense
assets and liabilities
assets and liabilities
additional working capital

Arrangement Agreement

The following is a description of the material terms and conditions of the Arrangement Agreement and is qualified in its entirety by the specific terms and conditions of the Arrangement Agreement, a copy of which is available under Lorus' profile on SEDAR at www.sedar.com. **Securityholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.**

General

Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor have entered into the Arrangement Agreement, which contains certain covenants, representations and warranties of, and from, each of Lorus, New Lorus, Investor and Pinnacle and various conditions precedent, both mutual and with respect to each of Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor, to the implementation of the Arrangement.

Mutual Conditions Precedent

The respective obligations of Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) the Interim Order will have been granted in form and substance satisfactory to each of Lorus and Investor, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(b) on or before June 30, 2007 the Arrangement Resolution will have been passed by the Securityholders in form and substance satisfactory to each of Lorus and Investor, acting reasonably, duly approving the Arrangement in accordance with the Interim Order and the requirements of applicable Securities Laws, as applicable;

(c) on or before July 15, 2007 the Final Order will have been granted in form and substance satisfactory to each of Lorus and Investor, each acting reasonably;

(d) each of High Tech and the Technifund Entities will have (i) voted all Common Shares held by, or under the control or direction of, them in favour of the Arrangement, and (ii) agreed, subject to certain terms and conditions, to sell to Investor at the Effective Time all of the RealCo Voting Shares held by each of High Tech and the Technifund Entities pursuant to written documentation (which remains in full force and effect) in form and substance satisfactory to each of Lorus and Investor, each acting reasonably, and Investor, acting reasonably, will be satisfied that no condition exists that has resulted in, or could result in, any of High Tech and the Technifund Entities failing to sell all of its RealCo Voting Shares to Investor pursuant to the Arrangement;

(e) the Articles of Arrangement, together with the Final Order, to be filed with the Director in accordance with the Arrangement Agreement and Section 192(6) of the CBCA, shall be in form and substance satisfactory to each of Lorus and Investor, each acting reasonably;

(f) the TSX will have accepted notice of the Arrangement and the transactions contemplated thereby and will have approved the listing of the New Lorus Common Shares, subject only to the conditions that may be imposed by the TSX;

(g) the AMEX will have accepted notice of the Arrangement and the transactions contemplated and will have approved the listing of the New Lorus Common Shares, subject only to the conditions that may be imposed by the AMEX;

(h) subject to Section 11.4(c) of the Arrangement Agreement, the Arrangement will have become effective on or before July 31, 2007;

(i) there will be no action taken under any Applicable Law that:

   (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement;

   (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement; or

   (iii) has had or, if the Arrangement was consummated, would reasonably be expected to result in, a Material Adverse Effect on Lorus, NuChem, GeneSense, New Lorus, Pinnacle or Investor;

(j) the Pinnacle Share Purchase Agreement will have been executed on terms satisfactory to New Lorus and Investor, acting reasonably, in accordance with the Arrangement Agreement;

(k) the Escrow Agreement will have been executed on terms satisfactory to Investor and New Lorus, acting reasonably;

(l) each of the Asset Transfer Agreements and the Subsidiary Share Purchase Agreements will have been executed by each of the parties thereto and each of the transactions contemplated by such agreements will have been completed in accordance with the terms thereof;

(m) the Indemnification Agreement will have been executed on terms satisfactory to Investor, New Lorus and Lorus, each acting reasonably, in accordance with the Arrangement Agreement;

(n) no material action or proceeding will be pending or threatened by any Person or Governmental Authority to enjoin or prohibit the Arrangement from being completed, or result in a judgment in material damages relating to the transaction as contemplated in the Arrangement Agreement;

(o) other than High Tech and the Technifund Entities (except to the extent that any such Person has terminated any agreement contemplated by subsection (d) above), no Person, whether alone or jointly or in concert with others, will, immediately prior to the Effective Date, beneficially own, or exercise control or direction over, more than 10% of the then issued and outstanding Common Shares; and

(p) immediately prior to the Effective Date, High Tech and the Technifund Entities (together with any Person acting jointly or in concert with High Tech and the Technifund Entities) will not beneficially own, or exercise control or direction over, in the aggregate, more than 25% of the then issued and outstanding Common Shares; and

(q) Pinnacle, in its reasonable judgment, will be satisfied that, immediately prior to the Effective Time, Shareholders Resident in the United States do not hold, in the aggregate, more than 10% of the outstanding Common Shares.

The foregoing conditions are provided in the Arrangement Agreement for the mutual benefit of each of Lorus and Investor and may be asserted by each of Lorus and Investor regardless of the circumstances and may be waived by each of Lorus and Investor, at any time.

Conditions to Obligations of Lorus

The obligations of Lorus to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a) each of the acts and undertakings of Pinnacle and Investor to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement will have been duly performed by Pinnacle and Investor in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement;

(b) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Investor contained in the Arrangement Agreement and the representations and warranties of Pinnacle contained in the Arrangement Agreement will be true and correct in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent that such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Pinnacle or Investor, and both Pinnacle and Investor will have complied in all material respects with their respective covenants in the Arrangement Agreement and Lorus shall have received certificates to that effect, dated the Effective Date, from a senior officer of each of Pinnacle and Investor, respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Lorus shall have no actual knowledge to the contrary;

(c) there shall not have occurred a Material Adverse Change in respect of Pinnacle or Investor;

(d) all requisite consents, orders, approvals and authorizations, including, without limitation, regulatory and judicial approvals and orders, required or necessary for the completion of the Arrangement will have been completed or obtained on terms and conditions satisfactory to Lorus, acting reasonably, and all applicable statutory or regulatory waiting periods to the transactions contemplated under the Arrangement, will have been expired or been terminated, and no objection or opposition will have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

(e) Shareholders will not have exercised the Dissent Rights or similar rights, and will not have instituted proceedings to exercise the Dissent Rights or similar rights in connection with the Arrangement (other than Shareholders representing, in the aggregate, not more than 2.5% of the outstanding Common Shares);

(f) Lorus will have received a written fairness opinion from Deloitte & Touche LLP confirming its preliminary opinion that the Arrangement is fair, from a financial point of view, to the Securityholders, which opinion will have been included in this Circular; and

(g) there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that in the judgment of Lorus, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect on or with respect to Lorus, GeneSense, NuChem or New Lorus, with respect to the regulatory regime applicable to their respective businesses and operations, or with respect to consummating the transactions contemplated by the Plan of Arrangement.

The foregoing conditions provided in the Arrangement Agreement are for the exclusive benefit of Lorus and may be asserted by Lorus regardless of the circumstances or may be waived by Lorus in its sole discretion, in whole or in part, at any time.

Conditions to Obligations of Pinnacle and Investor

The obligations of Pinnacle and Investor to consummate the transactions contemplated in the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time as is specified below, of the following conditions:

(a) each of the acts and undertakings of each of Lorus, NuChem, GeneSense and New Lorus to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement will have been duly performed by each of Lorus, NuChem, GeneSense and New Lorus in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement;

(b) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Lorus contained in the Arrangement Agreement and of New Lorus contained in the Arrangement Agreement will be true in all material respects on the Effective Date with the same force and effect as though such representations and warranties had been made at and as of such time (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Lorus, and Lorus will have complied in all material respects with its covenants in the Arrangement Agreement and Investor will have received certificates to that effect, dated the Effective Date, from a senior officer of each of Lorus, NuChem, GeneSense and New Lorus respectively, acting solely on behalf of the company in question and not in his personal capacity, to the best of his information and belief having made reasonable inquiry and Investor shall have no actual knowledge to the contrary, provided that, Lorus will have the ability in such certificate to update the representation and warranty of Lorus contained in Section 4.1(g) of the Arrangement Agreement;

(c) there will not have occurred any Material Adverse Change in respect of Lorus or any of its subsidiaries;

(d) the directors and officers of Lorus identified by Investor will have provided their resignations, together with mutual releases in favour of Lorus and Investor, effective on the Effective Date, each in a form and substance and on such terms as are satisfactory to Investor, acting reasonably;

(e) Lorus will not have declared or paid any dividends or made any other distributions of any of its securities or granted any further options or warrants or any right or privilege capable of becoming an option or agreement in respect of its securities;

(f) Investor will be satisfied that all steps have been taken to ensure that all liabilities and obligations of Lorus will have been paid or otherwise extinguished or assumed and Investor will have received such releases or other evidence of the satisfaction or assumption of such liabilities, as Investor, in its sole discretion, considers appropriate or necessary;

(g) all security registrations against Lorus will have been discharged; and

(h) there being no change in law (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that in the judgement of Investor or Pinnacle, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect on or with respect to Lorus, GeneSense or NuChem, with respect to the regulatory regime applicable to their respective businesses and operations, or with respect to consummating the transactions contemplated by the Plan of Arrangement.

The foregoing conditions are provided in the Arrangement Agreement for the exclusive benefit of Investor and may be asserted by Investor regardless of the circumstances or may be waived by Investor in its sole discretion, in whole or in part, at any time.

If the Arrangement is approved by the Securityholders, the Final Order is obtained from the Court and all of the conditions set forth in the Arrangement Agreement are satisfied or waived, Lorus intends to cause a copy of the Articles of Arrangement to be filed with the Director, together with such other materials as may be required by the Director.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of Securityholders, to amend the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Date. See **Appendix A** attached hereto for the text of the Arrangement Resolution.

Non-Solicitation and Right to Match

The Arrangement Agreement provides that Lorus will immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and that it should not directly or indirectly, through any of its officers, directors, employees or any other Person acting on its behalf:

(a) solicit, initiate, invite or knowingly encourage (including, by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) any proposal by a third party or third parties that may reasonably be expected to lead to a transaction substantially similar to that contemplated by the Arrangement Agreement or with respect to any asset purchase, merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving Lorus existing prior to the Effective Date, excluding the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (any such inquiry or proposal in respect of any of the foregoing being an "**Acquisition Proposal**"); and

(b) release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party or, release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal (as hereinafter defined).

Lorus will promptly notify Investor of any current or future Acquisition Proposal of which Lorus' directors or senior officers became aware or any request for non-public information relating to Lorus in connection with an Acquisition Proposal or for access to the properties, books or records of Lorus for a list of the Securityholders by any Person considering making an Acquisition Proposal.

However, the Arrangement Agreement provides that Lorus (and its directors and officers) may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Lorus or any of the officers, directors, employees or agents acting on its behalf) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement, may furnish such third party information concerning Lorus and its business, if:

(a) the third party has first made a written *bona fide* Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors of Lorus, acting in good faith, to be reasonably likely obtained; (ii) in respect of which the Board of Directors determines (having consulted outside counsel) that in the exercise of its fiduciary duties it would be necessary for the Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (iii) in respect of which the Board of Directors of Lorus determines in good faith, after consulting with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable financially to its Securityholders than the Arrangement (a "**Superior Proposal**"); and

(b) prior to furnishing such information to such Person, Lorus provides prompt notice to Investor to the effect that it is furnishing information to such Person together with a copy of the confidentiality agreement referenced above and provides Investor with a list of the information provided to the Person making the Superior Proposal.

Lorus will not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement as described above) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has complied with its non-solicitation obligations under the Arrangement Agreement; (ii) it has provided Investor with a complete copy of the Acquisition Proposal document which has been determined to be a Superior Proposal with such deletions as are necessary to protect certain confidential portions; (iii) four Business Days (the "**Notice Period**") will have elapsed from the later of the date Investor received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date Investor received a copy of the Acquisition Proposal document; and (iv) it concurrently terminates the Arrangement Agreement and pays to Investor the non-completion fee described below under the heading "Arrangement Agreement — Lorus Non-Completion Fee". During the Notice Period, Lorus will provide a reasonable opportunity to Investor to consider, discuss and offer such adjustments in the terms and conditions of the Arrangement Agreement as would enable Lorus to proceed with its recommendation to the Securityholders with respect to the Arrangement; provided however that any such adjustment will be at the discretion of Lorus and Investor at the time. The Board of Directors will review in good faith any offer made by Investor to amend the terms of the Arrangement Agreement in order to determine, in its discretion, as part of its exercising of its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Investor and will accept the offer by Investor to amend the terms of the Arrangement Agreement and Lorus and Investor agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Board of Directors continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Investor, Lorus may, subject to the terms of the Arrangement Agreement, including the payment of the Lorus non-completion fee, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any Acquisition Proposal or a Superior Proposal will constitute a new Acquisition Proposal and will require a four business day Notice Period from the date such amendment is communicated to Investor.

Lorus Non-Completion Fee

If at any time after the execution of, and prior to the termination of, the Arrangement Agreement:

(a) the Board of Directors withdraws, qualifies or changes any of its recommendations or determinations as to the fairness from a financial point of view of the Arrangement in a manner adverse to Investor or resolves to do so prior to the Effective Date; provided that if the Board of Directors determines in good faith that Pinnacle or Investor is in material breach of any of its representations, warranties or covenants under the Arrangement Agreement and communicates such determination to the Securityholders, such communication will not constitute a withdrawal or qualification of the Board of Directors; or

(b) Lorus accepts, approves, recommends or enters into any contractual agreement with any Person with respect to an Acquisition Proposal prior to the Meeting, excluding a confidentiality agreement entered into in compliance with the Arrangement Agreement; or

(c) except as contemplated by the Arrangement Agreement with respect to Investor's right to respond to any Superior Proposal, Lorus publicly announces its intention to do any of the foregoing; or

(d) the Meeting is cancelled, adjourned or postponed except with the prior written consent of Investor,

(each of the above being a "**Lorus Payment Event**"), then Lorus shall pay to Investor the amount of $600,000 as a non-completion fee in immediately available funds within two Business Days after the occurrence of any one of the Lorus Payment Events. Notwithstanding anything to the contrary, if a payment has been made under any of paragraphs (a), (b), (c) and (d) above, no further payment will be required for the events provided therein.

Pinnacle Non-Completion Fee

If at any time after the execution of, and prior to the termination of the Arrangement Agreement, except in the event that the board of directors of Pinnacle or Investor determines in good faith that Lorus is in material breach of any of its representations, warranties or covenants under the Arrangement Agreement, the board of directors of Pinnacle or Investor withdraws its approval to enter into the Arrangement Agreement or, resolves to do so prior to the Effective Date (a "**Pinnacle Payment Event**"), then Pinnacle and Investor will be liable to pay to Lorus, on a joint and several basis, the amount of $600,000 as a non-completion fee in immediately available funds to an account designated by Lorus within two Business Days after the occurrence of any one of the Pinnacle Payment Events.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of Lorus with respect to itself and its subsidiaries and New Lorus with respect to itself. These representations and warranties relate to, among other things: (a) corporate organization, existence and similar corporate matters; (b) capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) that the execution and delivery of the Arrangement Agreement and the completion of the Arrangement do not result in violation or breach of any of their respective constating documents; (e) their respective financial statements having been prepared in accordance with GAAP; (f) the absence of litigation; (g) completeness and accuracy of financial and corporate books and records; (h) the filing of tax returns and tax matters; (i) consents required (including those required by the TSX and the AMEX); (j) labour matters; and (k) director approvals.

The Arrangement Agreement contains various representations and warranties of Pinnacle and Investor with respect to Pinnacle and Investor. These representations and warranties relate to, among other things: (a) corporate organization, existence and similar corporate matters; (b) capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) that the execution and delivery of the Arrangement Agreement and the completion of the Arrangement do not result in violation or breach of any of their respective constating documents; (e) consents required; and (f) director approvals.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Securityholders, by the mutual agreement of Lorus and Investor or by written notice based on the following:

(a) by either Lorus or Investor, with respect to termination rights described above under the subheadings "Mutual Conditions Precedent", "Conditions to Obligations of Lorus" and "Conditions to Obligations of Investor", other than as a result of a breach of the Arrangement Agreement by the terminating party which has not been cured in accordance with the Arrangement Agreement; or

(b) by Investor upon the occurrence of a Lorus Payment Event as described above under the subheading "Non-Completion Fee"; or

(c) by Lorus upon the acceptance of a Superior Proposal pursuant to the Arrangement Agreement, as described above under the subheading "Non-Solicitation and Right to Match", but only so long as the Arrangement has not been approved by the requisite majority of Securityholders; or

(d) by Lorus upon the occurrence of a Pinnacle Payment Event.

The Arrangement Agreement will be automatically terminated if the Securityholders do not approve the Arrangement at the Meeting.

Expenses of the Arrangement

The expenses incurred by Lorus and New Lorus for the purposes of the Arrangement, including the professional fees (legal, financing, advisory and accounting), the expenses related to the preparation, printing and mailing of this Circular and the holding of the Meeting, transfer agent and depositary costs, audit costs, listing fees and the provision of the Fairness Opinion, which costs, in the aggregate, are estimated at $1.1 million, will be borne by New Lorus. Readers are cautioned that these expenses are estimates only and may not reflect the actual expenses incurred by Lorus and New Lorus.

The estimated fees, costs and expenses in connection with the Arrangement are set forth in the table below:

Legal, accounting and filing fees	$ 900,000
Printing, proxy solicitation and mailing costs	200,000
Total	$1,100,000

Pursuant to the Arrangement Agreement, all costs and expenses of the parties in connection with the Arrangement are to be paid by the party incurring such expenses.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

- the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Securityholders voting as a single class, present in person or represented by proxy, and entitled to vote at the Meeting;
- the Arrangement Resolution must be approved by at least a simple majority of the votes cast by the Minority Shareholders, present in person or represented by proxy, and entitled to vote at the Meeting;
- all conditions set forth in the Arrangement Agreement must be satisfied or waived by the appropriate parties;
- the Arrangement must be approved by the Court pursuant to the Final Order; and
- the Articles of Arrangement must be filed with the Director in the form prescribed by the CBCA.

Securityholder Approval

The Interim Order provides that the Arrangement Resolution must be approved by at least two-thirds of the votes cast by the Securityholders present in person or represented by proxy at the Meeting voting as a single class, each Shareholder entitled to vote thereon being entitled to one vote for each Common Share held and each Convertible Securityholder entitled to vote thereon being entitled to one vote for each Common Share such holder would have been entitled to receive upon the valid exercise or conversion of his, her or its Convertible Security, as applicable. In addition, the Arrangement Resolution requires the approval by at least a simple majority of the votes cast by Minority Shareholders. See "Canadian Securities Matters".

Notwithstanding the foregoing, the Arrangement Agreement authorizes Lorus, GeneSense, NuChem, New Lorus and Pinnacle, subject to the terms of the Arrangement Agreement, without further notice to or approval of the Securityholders, to amend or terminate the Plan of Arrangement, to decide not to proceed with the Plan of Arrangement and to revoke the Plan of Arrangement at any time prior to the Effective Time. See **Appendix C** (Plan of Arrangement) attached hereto for the full text of the Plan of Arrangement.

Court Approval

The CBCA provides that the Arrangement requires Court approval. On May 16, 2007, Lorus obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order and Notice of Application for the Final Order included as **Appendix D** (Interim Order and Notice of Application for the Final Order) attached hereto.

Subject to the terms of the Arrangement Agreement and the adoption of the Arrangement Resolution at the Meeting in the manner required by the Interim Order, Lorus will make application to the Court for the Final Order at the Ontario Superior Court of Justice, Toronto, Ontario, on June 27, 2007 at 10:00 a.m. (Toronto time) or as soon thereafter as counsel may be heard. Any Securityholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court.

Lorus has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement, and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with the terms and conditions of such approval, if any, as the Court may determine appropriate. Depending on the nature of any required amendments, Lorus, New Lorus, Pinnacle or Investor may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to any of Lorus, New Lorus, Pinnacle or Investor, acting reasonably.

The issuance of the New Lorus Common Shares, New Lorus Options, New Lorus Warrants and RealCo Voting Shares pursuant to the Arrangement will not be registered under the provisions of the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the issuance of the New Lorus Common Shares, New Lorus Options, New Lorus Warrants and RealCo Voting Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

FAIRNESS OPINION

Deloitte & Touche LLP was retained by the Board of Directors to provide an opinion in respect of the fairness, from a financial point of view, of the Arrangement to the Securityholders. In consideration for its services in this respect, Lorus agreed to pay Deloitte & Touche LLP certain fees and indemnify Deloitte & Touche LLP in respect of certain liabilities. Deloitte & Touche LLP has advised the Board of Directors that neither Deloitte & Touche LLP nor any of its affiliates or associates is an insider, associate or affiliate of Lorus, Investor, New Lorus or any of their respective associates or affiliates. Deloitte & Touche LLP has further advised the Board of Directors that it has not been engaged to provide any other financial advisory services nor has it participated in any financing involving Lorus, Investor, New Lorus or any of their respective associates or affiliates, within the past two years, other than (i) the services provided in connection with the provision of the Fairness Opinion to the Board of Directors and as hereinafter described; and (ii) property tax services, including property tax assessment appeals filed for calendar years 2003 to 2005. There are no understandings, agreements or commitments between Deloitte & Touche LLP and Lorus, Investor, New Lorus or any of their respective associates or affiliates with respect to any future business dealings. The compensation of Deloitte & Touche LLP in connection with the provision of the Fairness Opinion is not contingent in any way on the conclusions reached in the Fairness Opinion or the successful consummation of the Arrangement.

As indicated in its Fairness Opinion, Deloitte & Touche LLP is of the opinion, based on its scope of review and subject to the restrictions, limitations and assumptions contained therein, that the proposed Arrangement is fair, from a financial point of view, to the Securityholders.

A copy of the Fairness Opinion is attached hereto as Appendix E. The Fairness Opinion is subject to the restrictions, limitations and assumptions contained therein. Securityholders are urged to, and should, read the Fairness Opinion in its entirety.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Those members of the Board of Directors entitled to vote thereon have determined that the terms of the Arrangement are in the best interests of Lorus and the Securityholders, as a whole, and are fair from a financial point of view to the Securityholders. As such, those members of the Board of Directors entitled to vote thereon have unanimously approved the Arrangement and authorized the submission of the Arrangement to the Securityholders for approval.

In coming to its conclusions and recommendations, the Board considered, among other things, the following factors:

- following the Arrangement, the Shareholders will hold 100% of the New Lorus Common Shares, which will carry on the same business that Lorus carried on prior to completion of the Arrangement, but with the injection of additional working capital of approximately $8.5 million, subject to a $600,000 holdback and a maximum post closing adjustment of $270,000, not including the costs of the transaction, without any dilution to current Shareholders;
- the Arrangement will also result in the Non-U.S. Persons holding at the Effective Time, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing an approximate 0.5% economic equity interest in RealCo;
- U.S. Persons will, subject to certain limitations, receive a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them;
- the Fairness Opinion concluded that the Arrangement is fair, from a financial point of view, to the Securityholders;
- the Arrangement will not proceed unless the Arrangement Resolution receives a favourable vote of: (i) at least two-thirds of the votes cast at the Meeting by the Securityholders, voting as a single class; and (ii) at least a simple majority of the votes cast by Shareholders who are Minority Shareholders;
- the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, the Court determines that the Arrangement is equitable and reasonable;
- the purpose and benefits of the Arrangement as outlined herein;
- information concerning the financial condition, results of operations, business plans and prospects of New Lorus and RealCo; and
- the Arrangement should generally not result in tax liability for the Shareholders, as described under "Certain Canadian Federal Income Tax Consequences for Shareholders".

Those members of the Board of Directors entitled to approve the Arrangement unanimously recommend that Securityholders vote FOR the Arrangement Resolution.

CANADIAN SECURITIES MATTERS

Exemptive Relief

Discretionary exemptions must be obtained from certain provincial and territorial securities authorities in respect of financial statement disclosure by certain of the entities participating in the Arrangement and in respect of the repurchase of Warrants from TEMIC. Lorus has filed an application with the applicable Canadian Securities Regulatory Authorities for such exemptions prior to the mailing of this Circular. **However, there can be no assurance that the necessary exemptions from such authorities will be obtained on a timely basis, on terms and conditions satisfactory to Lorus, or at all.**

Majority of Minority Approval

The Arrangement is a "business combination" under Rule 61-501 and a "going private transaction" within the meaning of Regulation Q-27 because by virtue of Investor having entered into a share purchase agreement with High Tech pursuant to which Investor will purchase the RealCo Voting Shares to be received by High Tech as part of the Arrangement, it involves a transaction whereby High Tech, a "related party" of Lorus, is receiving a "collateral benefit" (as defined in Rule 61-501), and consideration that is not identical in amount and type to that paid to all other Shareholders in Canada as provided under Regulation Q-27 that is, cash consideration in lieu of RealCo Voting Shares. The purchase price to be paid by Investor to High Tech for the RealCo Voting Shares will be the same price per RealCo Voting Share as paid at the Effective Time by Investor to New Lorus pursuant to the Pinnacle Share Purchase Agreement. The purchase of RealCo Voting Shares from High Tech is not being offered by Investor to all Shareholders.

Rule 61-501 and Regulation Q-27 require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of at least a simple majority of the votes cast by "minority" holders of each class of affected equity securities, voting separately as a class, must be obtained. In relation to the Arrangement Resolution, the "minority" shareholders of Lorus are all Shareholders other than High Tech, any related party of High Tech within the meaning of Rule 61-501 and Regulation Q-27, subject to the exceptions set out therein, and any person acting jointly or in concert with High Tech or with a related party of High Tech. As of the date of this Circular, High Tech (together with any related parties of High Tech and any person acting jointly or in concert with High Tech or with a related party of High Tech) owns 29,090,000 Common Shares (representing approximately 14% of the outstanding Common Shares). To the knowledge of Lorus after reasonable inquiry, the aforementioned 29,090,000 Common Shares are the only Common Shares that will be excluded in determining whether minority approval of the Arrangement has been obtained.

No formal valuation is required for the Arrangement under Rule 61-501 as no "interested party" (as defined in Rule 61-501), whether alone or with joint actors, would, as a consequence of the Arrangement, directly or indirectly, acquire Lorus and no interested party is a party to any connected transaction to the Arrangement for which Lorus is required to obtain a formal valuation. As a formal valuation would be required for the Arrangement under Regulation Q-27, Lorus has applied for exemptive relief from the Autorité des marchés financiers confirming that Lorus will not have to obtain a formal valuation on the basis that one is not required under Rule 61-501. However, there can be no assurance that the necessary exemption from the Autorité des marchés financiers will be obtained on a timely basis, on terms and conditions satisfactory to Lorus, or at all.

Prior Valuation Disclosure

Lorus engaged an independent third party, C/A Valuations Inc. (the "**Valuator**"), to provide an opinion as to the fair market value of Lorus' intellectual property associated with its leading drug candidates (the "**Subject Property**"). Lorus commissioned the valuation to satisfy its tax reporting obligations as they relate to the transfer of property between non-arm's length parties as proposed under the Arrangement. C/A Valuations Inc. completed its valuation of the Subject Property and reported its opinion to Lorus on December 11, 2006 (the "**Prior Valuation**").

The Prior Valuation ascribed a fair market value of US$33.1 million to the Subject Property as of November 30, 2006 (the "**Valuation Date**"). This opinion is based on the scope of review described in the Prior Valuation and is subject to the restrictions, qualifications and assumptions contained therein.

The scope of the review undertaken by the Valuator included, among other things:

- a review of Lorus' consolidated financial statements for the fiscal year ended May 31, 2006 and the three-month period ended August 31, 2006;
- Lorus' 2006 annual report, annual information form dated August 11, 2006 and management information circular dated August 11, 2006;
- Lorus' 2007 annual budget for research and development expenditures;
- Lorus' critical path for the commercialization of its leading drug candidates, including decision tree analyses and projected milestone dates (the "**Management Business Case Assumptions**");
- a summary description of Lorus' intellectual property portfolio, issued and pending, as of the Valuation Date;
- certain analysts' reports;
- selected information on guideline companies and precedent transactions;
- selected economic, market and industry information relevant to the biotechnology sector; and
- meetings and correspondence with members of Lorus' senior management team to discuss, among other things, Lorus' drug development programs and opportunities and possible risks associated with each of the strategies Lorus may pursue in commercializing its leading drug candidates.

Some of the assumptions used by the Valuator in ascribing the fair market value to the Subject Property included:

- the annual financial statements of Lorus properly disclose all contingent liabilities, unusual contractual obligations and commitments or litigation pending or threatened as at the Valuation Date;
- all material transactions reflected in the Financial Accounts were consummated at normal commercial terms and conditions;
- Lorus was the beneficial owner of the Subject Property at the Valuation Date, its ownership being free and clear of any liens or encumbrances unless otherwise stated;
- following the Valuation Date, the Subject Property will continue to be subject to responsible ownership and competent management;
- with the exception of those agreements governing the Arrangement, there are no agreements or contracts currently being considered that would have a material effect on the future operations and financial position of Lorus;
- the legal description of the Subject Property, provided by management of Lorus, is accurate and complete in all material respects and unless otherwise stated, there are no hidden or unapparent conditions regarding the Subject Property that would restrict is marketability; and
- Lorus is in full compliance with all federal, provincial and local laws and regulations.

The basis used by the Valuator in computing the fair market value of the Subject Property included: (i) an assessment of a stream of economic earnings or cash flows that can be properly attributed to the Subject Property during a finite future period; (ii) an assessment of an appropriate discount factor to be used to convert the future cash flow stream into a capital sum; and (iii) an assessment of the continuing or terminal value of the Subject Property, if any, at the end of the finite future period. This latter assessment is dependent on, among other things, the remaining useful life of the Subject Property and the extent to which the holder of the intellectual property can extend the economic life of the Subject Property through re-investment.

In completing the Prior Valuation, the Valuator relied upon the Management Business Case Assumptions, which, among other things, established Lorus' expectations regarding the expected level of economic earnings anticipated from each of Lorus' leading drug candidates. In determining the appropriate discount factor to be used, the Valuator relied on two asset pricing models and determined that a discount rate of 12% was appropriate. In assessing the terminal value of the Subject Property, the Valuator assumed that the Subject Property would have no residual value 12 years after commercial launch. As a test of reasonableness, the Valuator compared its value assessment to the corresponding value the public markets have ascribed to Lorus' technology assets at the Valuation Date.

Securityholders are advised that the foregoing is intended to be a summary only and is qualified in its entirety by the statements, restrictions, qualifications and assumptions contained in the Prior Valuation.

Securityholders can obtain a copy of the Prior Valuation upon request without charge by contacting the Corporate Secretary of Lorus at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Telephone: (416) 798-1200. Lorus has made an application to the relevant Canadian Securities Regulatory Authorities to have certain commercially sensitive information redacted from the Prior Valuation. Lorus cannot assure Securityholders that such application will be approved.

Prior Offers

In the twenty-four month period preceding the date of this Circular, the only *bona fide* written offer Lorus has received that is relevant to this transaction is a term sheet regarding a potential financing that did not proceed as certain conditions precedent were not met. The potential financing was announced by Lorus by way of press release on January 17, 2006 and a press release announcing that the transaction would not proceed was issued by Lorus on February 16, 2006.

Judicial Developments

Prior to the adoption of Rule 61-501 and Regulation Q-27, Canadian courts had, in few instances, granted preliminary injunctions to prohibit transactions that constituted business combinations within the meaning of Rule 61-501 and Regulation Q-27. The trend both in legislation, including the CBCA, and in Canadian judicial decisions has been towards permitting business combinations to proceed, subject to compliance with requirements designed to ensure procedural and substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

TIMING

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is passed and the other necessary conditions are satisfied or waived by the appropriate parties, Lorus will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or about June 27, 2007 in form and substance satisfactory to Lorus, New Lorus and Investor, and all other conditions to the Arrangement are satisfied or waived, Lorus expects that the Effective Date will be on or about June 29, 2007. It is not possible, however, to specify when the Effective Date will occur. Lorus or Investor may terminate the Arrangement Agreement in certain circumstances, in which case the Arrangement will not be completed. See "The Arrangement — Arrangement Agreement".

The Arrangement will become effective upon the filing with, and acceptance by, the Director of the Articles of Arrangement.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the motion for the Final Order. As soon as the Effective Date is determined, Lorus will issue a press release confirming the same.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR SHAREHOLDERS

In the opinion of McCarthy Tétrault LLP, counsel to Lorus and New Lorus, the following is a fair summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Shareholder who, for purposes of the Tax Act, and at all relevant times, holds Common Shares and will hold the New Lorus Common Shares and RealCo Voting Shares as capital property and deals at arm's length with, and is not and will not be affiliated with, any of Lorus, New Lorus, RealCo or Investor (a "**Holder**").

Common Shares will generally be considered to be capital property to a Shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident of Canada for the purposes of the Tax Act, and whose Common Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Shareholders who do not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the facts as set out in this Circular, the Tax Act and counsel's understanding of the administrative policies and assessing practices published in writing by the Canada Revenue Agency (the "**CRA**"), all in effect as of the date of this document. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA administrative policies and assessing practices, whether by judicial, regulatory or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax consequences described herein.

This summary assumes that the Common Shares and New Lorus Common Shares will be listed on a prescribed stock exchange for purposes of the Tax Act at all relevant times.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Shareholders in all circumstances. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder and does not take into account the particular circumstances of any particular Shareholder. Shareholders should consult their own tax advisors with respect to consequences of the transactions under the Arrangement that are applicable to their own particular circumstances.

This summary does not apply to a Shareholder that is a financial institution (as defined in the Tax Act for purposes of the mark-to-market rules) or a specified financial institution (as defined in the Tax Act), that is an insurer carrying on business in Canada and elsewhere that is not a Canadian resident for the purpose of the Tax Act, or to a Shareholder, an interest in which would be a "tax shelter investment" (as defined in the Tax Act).

Holders who are Residents of Canada

The following portion of this summary is applicable to a Holder who, for the purpose of the Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times.

Exchange of Common Shares

A Holder who exchanges Common Shares for New Lorus Common Shares will be deemed to have disposed of such Common Shares for proceeds of disposition equal to their adjusted cost base to such Holder immediately before the exchange, and to have acquired the New Lorus Common Shares received on the exchange at a cost equal to the Holder's adjusted cost base of the exchanged Common Shares. The Holder will not realize a capital gain (or capital loss) on the exchange for purposes of the Tax Act.

Generally, the aggregate paid-up capital of all the New Lorus Common Shares immediately after the time of the exchange should be equal to the paid-up capital of all the Common Shares immediately prior to the exchange.

A Holder will not receive a dividend or deemed dividend for the purpose of the Tax Act as a result of the exchange of Common Shares for New Lorus Common Shares.

Reduction of Stated Capital of New Lorus

The fair market value of the RealCo Voting Shares distributed to a Holder as a reduction of stated capital of New Lorus Common Shares will not be included in the income of such Holder, but will reduce the Holder's adjusted cost base by such fair market value. The amount, if any, by which the fair market value of such distributed RealCo Voting Shares exceeds the paid-up capital of New Lorus Common Shares will be deemed to be a dividend received by such Holder. New Lorus expects no such dividend to arise, given the amount of the paid-up capital of the New Lorus Common Shares.

Dissenting Shareholders

A Dissenting Shareholder may be entitled to receive the fair value of Lorus Common Shares held by the Dissenting Shareholder. The Dissenting Shareholder will be considered to have disposed of the Lorus Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder, less the amount of any deemed dividend referred to below and any interest awarded by the Court. Where the amount is received from Lorus, the Lorus Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) exceeds the paid-up capital of such Shareholder's Lorus Common Shares. In the case of a Lorus Common Shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder's income for purposes of the Tax Act.

Holders who are Residents of the United States

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and the Canada-US Income Tax Convention ("**Tax Treaty**"), at all relevant times, (i) is a resident of the United States, (ii) is not, and is not deemed to be, a resident of Canada, (iii) does not, and is not deemed to, use or hold Common Shares and New Lorus Common Shares in, or in the course of, carrying on a business in Canada, and (iv) is not a foreign affiliate of a taxpayer resident in Canada for the purpose of the Tax Act and any applicable income tax treaty ("**U.S. Holder**").

A U.S. Holder will not realize a capital gain (or capital loss) on the exchange of Common Shares for New Lorus Common Shares.

Exchange of Common Shares

If the Common Shares constitute "taxable Canadian property" (as defined by the Tax Act) to a U.S. Holder, at the Effective Time, the U.S. Holder will be required to file a Canadian tax return reporting the disposition of such shares. Generally, Common Shares will not be "taxable Canadian property" to a U.S. Holder at the time of the exchange, provided that (i) the shares are listed on a "prescribed stock exchange" (which includes the TSX) at that time, (ii) the U.S. Holder, persons not dealing at arm's length with the U.S. Holder, or the U.S. Holder together with such persons, have not owned 25% or more of the shares of any class of shares of Lorus at any time during the 60-month period ending at the particular time, and (iii) the shares are not deemed to be taxable Canadian property to the U.S. Holder under the provisions of the Tax Act.

Reduction of Stated Capital of New Lorus

A U.S. Holder will be considered to receive a dividend equal to the amount by which the cash distributed exceeds the paid-up capital reduction of New Lorus. New Lorus expects no dividend to arise on such distribution, given the amount of the paid-up capital of the New Lorus Common Shares. The amount of cash distributed to a U.S. Holder will not be included in the income of such U.S. Holder, but will reduce the U.S. Holder's adjusted cost base of New Lorus Common Shares.

Dissenting Shareholders

A Dissenting Shareholder who receives a cash payment from Lorus in respect of the U.S. Holder's Common Shares in respect of which the U.S. Holder dissents will be deemed to receive a dividend to the extent the amount received exceeds the paid-up capital of such shares. Such dividend will be subject Canadian withholding tax imposed at the rate generally of 15%, under the Tax Treaty. A U.S. Holder will be considered to have disposed of such Lorus Common Shares for proceeds of disposition equal to the amount of the cash payment, less the portion thereof that is deemed to be a dividend and the portion that is interest awarded by a court. A U.S. Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on such disposition of Lorus Common Shares (assuming such Common Shares are not taxable Canadian property to such U.S. Holder). A Dissenting Shareholder who receives interest will subject to withholding tax thereon at a rate of 10%, under the Tax Treaty.

For a description of the U.S. Federal income tax consideration, see "Certain U.S. Federal Income Tax Consequences for Shareholders".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR HOLDERS OF OPTIONS

Exercise of Options to Acquire Common Shares

Holders of Options who exercise their Options to acquire Common Shares prior to the Effective Time may be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to their decision as to whether to exercise their Options to acquire Common Shares prior to such time. **Holders of Options who are considering the exercise of their Options should consult their own tax advisors to determine the tax consequences to them of such exercise.**

Exchange of Options for New Lorus Options

The following portion of this summary is applicable to a holder of Options who at all relevant times (i) is resident or deemed to be resident in Canada for the purpose of the Tax Act and any applicable income tax treaty, (ii) deals at arm's length with, and is not and will not be affiliated with, any of Lorus, New Lorus, RealCo or Investor, (iii) is a current or former employee or director of Lorus (or any subsidiary), (iv) received Options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed as a director, as the case may be ("**Optionholder**").

An Optionholder who exchanges an Option for a New Lorus Option will not be considered to have disposed of the Option and the New Lorus Option will be deemed to be the same as, and a continuation of, the Option, provided that the only consideration received by the Optionholder on the exchange is a New Lorus Option, and that (i) the total value of the New Lorus Common Shares that the Optionholder is entitled to acquire under the New Lorus Stock Option Plan immediately after the exchange (in excess of the total amount payable by the Optionholder to acquire the New Lorus Common Shares thereunder) is not greater than (ii) the total value of the Common Shares that the Optionholder was entitled to acquire under the Lorus Stock Option Plan immediately before the exchange (in excess of the amount payable by the holder to acquire the Common Shares thereunder).

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to Lorus and New Lorus, the New Lorus Common Shares, at the Effective Time, will be "qualified investments" under the Tax Act for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) or registered education savings plans (RESPs), as defined in the Tax Act, provided that the New Lorus Common Shares are listed on a "prescribed stock exchange" (which includes the TSX), or that New Lorus is a "public corporation" (as defined in the Tax Act) at the Effective Time. If the New Lorus Common Shares are not listed on a "prescribed stock exchange" (which includes the TSX) at the Effective Time, New Lorus has indicated that it intends to duly make an election under the Tax Act to be a "public corporation" as of the Effective Time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR SHAREHOLDERS

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Shareholder (as defined below). This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences to certain Persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a U.S. Shareholder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences. (See "Certain Canadian Federal Income Tax Consequences" above).

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations, published Internal Revenue Service ("**IRS**") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including changes in applicable tax rates). No ruling from the IRS has been or will be sought on any of the issues discussed below, and as a result, there can be no assurance that the IRS will not successfully challenge the tax treatment described herein. No legal opinion will be obtained with respect to the issues discussed below.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Shareholder, and no opinion or representation with respect to the United States federal income tax consequences to any Shareholder is made. Accordingly, Shareholders should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the transactions under the Arrangement and the purchasing, owning and disposing of Common Shares, New Lorus Common Shares and RealCo Voting Shares (for the purposes of this section, any one class of such shares, as applicable, or collectively is referred to as the "Shares").

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

U.S. Shareholders

As used herein, a "**U.S. Shareholder**" means an owner of Shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States Persons have the authority to control all of the substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States Person. This summary does not address the tax consequences to, and "U.S. Shareholder" does not include, tax-exempt

Persons or organizations; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; broker-dealers; non-resident alien individuals or entities not created or organized in or under the laws of the United States; Persons or entities that have a "functional currency" other than the U.S. dollar; Persons who hold Shares as part of a straddle, hedging or conversion transaction; Persons or entities that own, directly or constructively, 10% or more, by voting power or value, of the outstanding shares of Lorus, and Persons who acquire their Shares as compensation for services. This summary is limited to U.S. Shareholders who own Shares as capital assets and who hold the Shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust). This summary does not address the consequences to a Person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire Shares.

U.S. Tax Characterization of the Arrangement

The Arrangement sets forth a series of complex steps that should result in taxation for U.S. Shareholders. Generally, in order for the Arrangement to qualify as a tax-deferred transaction to U.S. Shareholders, each step of the Arrangement would have to qualify for non-recognition treatment under U.S. law, which does not appear to be the case here. Moreover, even if each step, considered individually, qualified for tax-deferred treatment to the U.S. Shareholders, application of general U.S. "substance over form" principles could cause the Arrangement as a whole to be taxable to the U.S. Shareholders. It appears that the Arrangement (or one or more of its parts) should be viewed as a taxable disposition of Shares.

Generally, neither a distribution on Shares nor a disposition of Shares is tax-deferred under U.S. law, unless an exception to taxable characterization applies. There is no authority addressing the U.S. federal income tax treatment of a transaction like the Arrangement and therefore, there is uncertainty as to the U.S. federal income tax consequences of the Arrangement. Section 351 of the Code treats transfers of property (including securities in other corporations) to a "controlled" corporation solely in exchange for shares of the controlled corporation as tax-deferred in certain circumstances. It is unlikely that the Arrangement, taking into account all of its steps, would constitute a tax-deferred transfer of securities to a controlled corporation. Section 368 of the Code describes certain corporate transactions which qualify as a "reorganization" under the U.S. income tax laws, and thus are tax-deferred to the corporation and its shareholders. Taken as a whole, it appears unlikely that the Arrangement would be considered a tax-deferred reorganization to the U.S. Shareholders. Even if the tax-deferred incorporation or reorganization provisions of Sections 351 or 368 were to apply to the Arrangement, tax-deferred treatment to the U.S. Shareholders may nonetheless be unavailable if Lorus is a "passive foreign investment company" ("PFIC"), discussed below.

If the Arrangement is Treated as a Disposition of Lorus' Stock

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a U.S. Shareholder on the exchange of his, her or its Shares generally would be subject to United States federal income taxation as capital gain (or capital loss) in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in the Shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate U.S. Shareholder upon a sale or other disposition of Shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15%, under present law. Deductions for capital losses are subject to limitations.

U.S. Shareholders Exercising Dissent Rights

A U.S. Shareholder that exercises Dissent Rights and is paid cash in exchange for all of such Shareholder's Common Shares generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Shareholder in exchange for the Common Shares surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Shareholder in such Common Shares surrendered. Subject to the discussion below regarding PFICs, such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Shareholder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company

Lorus would be considered a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of "passive" income, or if the average fair market value during a taxable year of its "passive assets" (generally, assets that generate passive income) is 50% or more of the average fair market value of all assets held by it. Passive income generally includes items such as dividends, interest, rents and royalties. Companies that have operating losses, but investment income, may be PFICs, according to certain IRS rulings and other relevant authority.

Lorus believes it was a PFIC for one or more prior taxable years and Lorus expects to be a PFIC for its current taxable year. However, the determination of whether Lorus was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether Lorus will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of Lorus over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Lorus concerning its PFIC status or that Lorus was not, or will not be, a PFIC for any taxable year.

If Lorus is classified as a PFIC for any taxable year in which a U.S. shareholder held Shares, the U.S. federal income tax consequences of the Arrangement could be materially different than as described above with respect to such U.S. Shareholder. In general, a U.S. Shareholder of stock in a PFIC is subject to increased United States federal income tax liability (generally, in the form of ordinary income treatment at the highest applicable U.S. tax rate plus an interest charge) in respect of gain recognized on the disposition of his, her or its Shares or upon the receipt of certain distributions. An exception to PFIC taxation is available if the U.S. Shareholder makes a "qualified electing fund" election within a certain time period to be taxed currently on his, or her or its pro rata portion of Lorus' income and gain (whether or not such income or gain is distributed in the form of dividends or otherwise), and Lorus provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As an alternative to the foregoing rules, a U.S. Shareholder may make a "mark-to-market" election to include in income each year as ordinary income an amount equal to the increase in value of his, her or its Shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

The PFIC rules are very complex, and their application to a corporation like Lorus is very unclear. Lorus can give no assurance as to its status as a PFIC for the current or any future year. U.S. Shareholders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular situation.

Foreign Tax Credit

A U.S. Shareholder who pays (or has withheld from distributions) Canadian income tax with respect to the Shares may be entitled to either a deduction or a tax credit for such foreign tax paid or withheld, at the option of the U.S. Shareholder. Generally, it is more advantageous to claim a credit because a credit reduces United States federal income tax on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Shareholder during that year.

There are significant and complex limitations which apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Shareholder's United States income tax liability that the U.S. Shareholder's foreign source income bears to worldwide taxable income. This limitation is designed to prevent foreign tax credits from offsetting United States source income. In determining this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.

In addition, this limitation is calculated separately with respect to specific "baskets" of income. Foreign taxes assigned to a particular class of income generally cannot offset United States tax on income assigned to another class. The types of "baskets", and thus how this limitation operates, will change significantly after 2006, due to recent United States tax legislation.

U.S. Shareholders should consult their own tax advisors concerning their ability to utilize foreign tax credits, especially in light of the changes made by recent legislation.

Currency Fluctuations

For United States federal income tax purposes, the amount received by a U.S. Shareholder as payment with respect to a distribution on, or disposition of Shares, if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Shareholder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

AMENDMENT OF LORUS' ARTICLES AND CONTINUANCE OF LORUS INTO BRITISH COLUMBIA

New Lorus will, at the time during the steps of the Plan of Arrangement at which New Lorus is the sole shareholder of Lorus, resolve to continue Lorus, which is currently incorporated under the CBCA, to the provincial jurisdiction of British Columbia under the BCBCA (the "**Continuation**") and to approve the filing of the articles ("**BCBCA Articles**") in order to effect the Continuation (Lorus, following the completion of the Arrangement, is referred to in this Circular as "**RealCo**" and RealCo as continued under the BCBCA is referred to in this section as "**RealCo (BC)**"). The Continuation will not be effected until after the completion of the Arrangement and does not form part of the Plan of Arrangement. In the opinion of management of RealCo, there are a number of advantages to the Continuation, including: (i) no residency requirement for directors; (ii) flexibility for corporate reorganizations; and (iii) flexibility for shareholder approvals.

The BCBCA Articles will reflect changes from the current articles of Lorus. The BCBCA Articles will include a statement of the rights and restrictions attaching to the shares of RealCo (BC). The rights and restrictions attaching to the shares of RealCo (BC) will be substantially the same as the form of the articles of amendment of RealCo described in **Appendix B** (Form of Articles of Amendment of RealCo) attached hereto. The BCBCA Articles will contain many of the same provisions as are contained in Lorus' current articles and by-laws. Upon the Continuation becoming effective, the proposed BCBCA Articles will become the new charter documents of RealCo (BC), replacing the existing articles and by-laws. See also **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto.

The CBCA permits a corporation to continue to another jurisdiction so long as two thirds of the votes cast by the shareholders are in favor of the continuance and the Director under the CBCA is satisfied that the continuance will not adversely affect the corporation's creditors or shareholders. A foreign corporation which seeks to continue under the BCBCA must file an application and certain other required forms with the Registrar of Companies (British Columbia). The Registrar may also require an authorization for continuation from the corporation's jurisdiction of incorporation.

The Continuation will not affect the application of securities laws, regulations, rules and policies that presently apply to RealCo. In addition, the provisions of the CBCA and the BCBCA in relation to shareholder protections in the nature of derivative actions, oppression, dissent and appraisal rights are substantially similar under the CBCA and BCBCA, however, there are certain differences of which Shareholders should be aware. For a summary comparison of certain provisions of the CBCA and BCBCA, see **Appendix K** (Comparison of CBCA to BCBCA) attached hereto. The summary provided is not intended to be exhaustive and Shareholders should consult their own legal advisors regarding implications of the Continuation which may be of particular importance to them.

DISTRIBUTION OF CERTIFICATES AND CASH PAYMENTS

Distribution of Share Certificates Representing the New Lorus Common Shares and RealCo Voting Shares

Included with this Circular is a Letter of Transmittal containing, among other things, instructions for obtaining delivery of (i) New Lorus Common Shares that each Shareholder is entitled to receive, (ii) RealCo Voting Shares that each Non-U.S. Person is entitled to receive, and (iii) the cash payment that each U.S. Person is, subject to certain limitations, entitled to receive pursuant to the Arrangement. Lorus will, as soon as practicable following the later of the Effective Date and the delivery to the Transfer Agent and Registrar for cancellation of certificates representing such Shareholder's Common Shares and the Letter of Transmittal, duly completed in accordance with the instructions contained therein, and such other documents as the Transfer Agent and Registrar may reasonably require, cause the Transfer Agent and Registrar to deliver to such holder certificates representing the number of New Lorus Common Shares and RealCo Voting Shares that such holder is entitled to receive and the certificates so surrendered will forthwith be cancelled. Until surrendered as contemplated by the Arrangement, each certificate which immediately prior to the Effective Date represented one or more outstanding Common Share(s) will be deemed at all times after the Effective Date to represent only the right to receive, upon such surrender, the certificates representing the New Lorus Common Shares and RealCo Voting Shares and the dividends and distributions accruing to the holder of such shares, if any (less any applicable withholding tax).

Holders of Common Shares are reminded that, where a share certificate formerly representing the Common Shares is not deposited with the Letter of Transmittal on or prior to the sixth anniversary date of the Effective Time, such share certificate will cease to represent a right or claim of any kind or nature. Thereafter, the New Lorus Common Shares to be exchanged with the former holder of such certificate will be deemed to be surrendered to New Lorus together with all distributions and sale proceeds thereon held for such holder.

In addition, Lorus will, as soon as practicable following the later of the Effective Date and the delivery to the Transfer Agent and Registrar for cancellation of certificates representing Common Shares held by a U.S. Person and the Letter of Transmittal, duly completed in accordance with the instructions contained therein, and such other documents as the Transfer Agent and Registrar may reasonably require, cause the Transfer Agent and Registrar to deliver to such U.S. Person a cash payment in an amount equal to the value of the RealCo Voting Shares otherwise distributable to them.

Failure to Forward Letters of Transmittal and to Deposit Certificates

Pursuant to the terms of the Plan of Arrangement, any certificates which immediately prior to the Effective Time represented Common Shares that are not deposited with the Transfer Agent and Registrar together with a duly completed Letter of Transmittal and any other document the Transfer Agent and Registrar may reasonably require on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of certificates of Common Shares to receive New Lorus Common Shares and RealCo Voting Shares or a cash payment in lieu thereof, as applicable, will cease and such Common Shares will be deemed to be surrendered to New Lorus, together with all dividends and distributions thereon held by such holder, if any.

Distribution of Certificates Representing New Lorus Options and New Lorus Warrants

Also, at the Effective Time, the certificates representing the Options and Warrants will be cancelled and, as soon as practicable thereafter, certificates representing the New Lorus Options and New Lorus Warrants (upon presentation of the original certificates representing the Warrants) will be issued by New Lorus.

STOCK EXCHANGE LISTINGS

The Common Shares are currently listed and posted for trading on the TSX under the symbol "LOR" and on the AMEX under the symbol "LRP". On April 30, 2007, being the last Trading Day prior to the date of announcement of the Arrangement, the closing price of the Common Shares on the TSX and the AMEX was $0.26 and U.S. $0.25, respectively, per Common Share.

Lorus has made an application for a substitutional listing of the New Lorus Common Shares (and the New Lorus Common Shares issuable upon the exercise or conversion of the New Lorus Options and New Lorus Warrants) on the TSX and on the AMEX in substitution for the Common Shares.

As of the date of this Circular, Lorus has not received approval from the AMEX in respect of the substitutional listing of the New Lorus Common Shares. Lorus cannot assure Shareholders that the AMEX will approve a substitutional listing or whether the New Lorus Common Shares will continue to be listed on the AMEX.

The TSX has conditionally approved the listing of the New Lorus Common Shares on the TSX under the symbol "LOR", which approval is subject to the satisfaction of certain conditions on or before June 28, 2007, including (i) the Securityholders of Lorus approving the Arrangement at the Meeting, (ii) the Minority Shareholders approving the Arrangement Resolution at the Meeting, (iii) the Closing of the Arrangement, (iv) the filing of all documents required by the TSX and the payment of the fees required pursuant to the policies of the TSX, and (v) New Lorus meeting the TSX's continued listing requirements.

New Lorus expects that it will be able to satisfy any conditions of the TSX and any imposed by the AMEX relating to the listing of the New Lorus Common Shares upon completion of the Arrangement. If New Lorus is not able to meet the continued listing requirements of the TSX and the AMEX, then New Lorus intends to seek to list the New Lorus Common Shares on another North American stock exchange. There can be no assurance that the New Lorus Common Shares will be listed on the TSX, AMEX or any other stock exchange.

Upon the substitutional listing of the New Lorus Common Shares, the Common Shares will cease to be listed on the TSX and the AMEX. Neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on the TSX, AMEX or any other stock exchange or other public securities market.

Trading in Securities

The Common Shares are currently listed and posted for trading on both the TSX under the symbol "LOR" and the AMEX under the symbol "LRP". After the Arrangement is completed, it is expected that the New Lorus Common Shares will be listed and posted for trading on the TSX, subject to New Lorus fulfilling the requirements of the TSX. An application has been made to the AMEX to list the New Lorus Common Shares on the AMEX. See "Stock Exchange Listings". The following trading information has been rounded to the nearest $0.01, and has been obtained by Lorus from public sources.

	TSX (CDN$)			AMEX (US$)		
Date	High	Low	Volume (Average)	High	Low	Volume (Average)
May 2007 (to May 23, 2007)	0.29	0.26	232,200	0.27	0.22	36,000
April 2007	0.33	0.26	363,500	0.29	0.22	64,900
March 2007	0.33	0.26	155,700	0.28	0.23	27,000
February 2007	0.39	0.28	524,400	0.34	0.20	44,400
January 2007	0.33	0.23	552,700	0.27	0.14	61,300
December 2006	0.28	0.22	306,500	0.24	0.19	38,800
November 2006	0.29	0.22	164,700	0.25	0.19	31,800
October 2006	0.30	0.23	303,700	0.27	0.20	39,500
September 2006	0.34	0.28	194,100	0.31	0.24	23,000
August 2006	0.39	0.30	194,600	0.34	0.25	17,300
July 2006	0.38	0.28	107,500	0.32	0.26	12,000
June 2006	0.37	0.31	106,100	0.33	0.28	20,600
May 2006	0.38	0.34	160,500	0.35	0.30	23,900

RESALE OF SECURITIES

It is anticipated that the New Lorus Common Shares, the New Lorus Options, the New Lorus Warrants and the RealCo Voting Shares to be issued to Securityholders pursuant to the Arrangement (including the New Lorus Common Shares issuable upon the exercise or conversion of the New Lorus Options and New Lorus Warrants), will be issued in reliance on exemptions from the prospectus and registration requirements of applicable Canadian securities laws. The first trade of New Lorus Common Shares (including New Lorus

Common Shares issuable upon the exercise or conversion of the New Lorus Options and New Lorus Warrants), will not be subject to any restricted or hold period in Canada if:

- at the time of such first trade, New Lorus is a reporting issuer or the equivalent under the legislation of a jurisdiction of Canada (it is intended that New Lorus will be a reporting issuer after Closing or the equivalent in certain of such jurisdictions);
- the first trade is not from the holdings of an individual or company or a combination of individuals or companies holding a sufficient number of any securities of New Lorus so as to affect materially the control of New Lorus (a holding by any individual, company or combination of individuals and/or companies of more than 20% of the outstanding voting securities of New Lorus is deemed, in the absence of evidence to the contrary, to affect materially the control of New Lorus);
- no unusual effort is made to prepare the market or to create a demand for the New Lorus Common Shares that are the subject of the trade;
- no extraordinary commission or consideration is paid to an individual or company in respect of the trade; and
- if the seller of the securities is an insider or officer of New Lorus, the seller has no reasonable grounds to believe that New Lorus is in default of any requirement of the applicable securities legislation.

The New Lorus Common Shares, New Lorus Options, New Lorus Warrants and RealCo Voting Shares have not been and will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities, claims or property interests from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 16, 2007 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on June 27, 2007 by the Court. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

The New Lorus Common Shares, New Lorus Options, New Lorus Warrants and RealCo Voting Shares to be issued pursuant to the Arrangement will be freely tradable under U.S. federal securities laws, except by Persons who are "affiliates" of Lorus, New Lorus, RealCo, Pinnacle or Investor immediately prior to the Arrangement or "affiliates" of New Lorus, RealCo, Pinnacle or Investor after the Arrangement. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Subject to certain limitations, such affiliates may immediately resell New Lorus Common Shares, New Lorus Warrants and RealCo Voting Shares received pursuant to the Arrangement outside the United States without registration under the 1933 Act pursuant to Regulation S. Such securities held by such affiliates may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell such securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of New Lorus or RealCo, if such securities are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by Rule 144 is publicly available with respect to New Lorus or RealCo, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of New Lorus or RealCo after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to Section 3(a)(10). Therefore, the New Lorus Common Shares issuable upon the exercise of the New Lorus Options or New Lorus Warrants may not be issued in reliance upon Section 3(a)(10) and such securities may be exercised only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. As a result, the New Lorus Options and the New Lorus Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person as defined in Rule 902 of Regulation S, and is not exercising the New Lorus Options or New Lorus Warrants for the account or benefit of a U.S. Person or a Person located in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to New Lorus to the effect that the exercise of the New Lorus Options or New Lorus Warrants does not require registration under the 1933 Act or applicable state securities laws. In addition, any New Lorus Common Shares issuable upon the exercise of the New Lorus Options or New Lorus Warrants in the United States or for the account or benefit of a U.S. Person or a Person located in the United States will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such New Lorus Common Shares will bear a legend to that effect, and such New Lorus Common Shares may be resold only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws. Subject to certain limitations, the New Lorus Warrants may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S.

The foregoing discussion is only a general overview of certain requirements of Canadian and United States securities laws applicable to the New Lorus Common Shares, New Lorus Options, New Lorus Warrants, if applicable, and RealCo Voting Shares to be received by Securityholders upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

The New Lorus Options are not transferable.

No market will exist for the trading of the RealCo Voting Shares or the RealCo Non-Voting Shares after the completion of the Arrangement and none is expected to develop.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is not as of the date hereof, and has not been since the beginning of Lorus' last completed financial year, any indebtedness, other than routine indebtedness, owing to Lorus by the current directors and officers of Lorus, or any of their associates or affiliates.

INFORMATION RESPECTING LORUS

Lorus is a life sciences company that was incorporated under the *Business Corporations Act* (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in the company becoming a reporting issuer (as defined under applicable securities law) in Ontario on such date. On August 25, 1992, the company changed its name to IMUTEC Corporation. On November 27, 1996, the company changed its name to Imutec Pharma Inc., and on November 19, 1998, the company changed its name to Lorus Therapeutics Inc. On October 1, 2005, Lorus continued under the CBCA. Lorus' Common Shares have been listed on the TSX under the symbol "LOR" since June 4, 1993 and have been listed on the AMEX under the symbol "LRP" since February 23, 2004. For more information regarding Lorus, see **Appendix F** (Information Respecting Lorus) attached hereto.

INFORMATION RESPECTING NEW LORUS

New Lorus is currently a wholly-owned subsidiary of Lorus and was incorporated under the CBCA on November 1, 2006 under the name 6650309 Canada Inc. and will change its name to Lorus Therapeutics Inc. on the Effective Date. Following completion of the Arrangement, New Lorus will perform the business as carried on by Lorus prior to completion of the Arrangement. For more information regarding New Lorus, see **Appendix G** (Information Respecting New Lorus) and **Appendix J** (Balance Sheet of New Lorus) attached hereto.

INFORMATION RESPECTING REALCO

Following the Effective Date, RealCo will hold limited partnership interests in two residential and mixed-use condominium projects in Toronto, Ontario and may raise additional capital on a dilutive basis to focus on pursuing opportunities as a real estate development company. Following the completion of the Arrangement, RealCo's head office will be located at Suite 300, 911 Homer Street, Vancouver, British Columbia V6B 2W6. Neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on any stock exchange or other public securities market. Detailed information regarding RealCo can be found at **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto.

As soon as practicable following completion of the Arrangement, it is expected that RealCo will be continued from the Canadian federal jurisdiction to the Province of British Columbia. Following such continuance, RealCo will be governed by the BCBCA. See "Amendment of Lorus' Articles and Continuance of Lorus into British Columbia". Please see **Appendix K** (Comparison of CBCA to BCBCA) attached hereto for a summary comparison of certain provisions of the CBCA and the BCBCA.

RISK FACTORS

Securityholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast to approve the matters relating to the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Securityholders should also carefully consider the risk factors incorporated by reference in **Appendix F** (Information Respecting Lorus) and those described in **Appendix G** (Information Respecting New Lorus) and **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto. All of the risks below should be considered by the Securityholders in conjunction with other information included in this Circular, including the appendices attached hereto.

Exchange Listings

Although the TSX has conditionally approved the listing of the New Lorus Common Shares and an application has been made to the Amex to list the New Lorus Common Shares, there can be no assurance that, or when, the New Lorus Common Shares will be listed on those stock exchanges, or that if listed New Lorus will continue to meet the continued listing requirements of the TSX and the AMEX.

Going Concern of New Lorus

To date, Lorus has financed its operations and technology acquisitions primarily from equity and debt financings, the exercise of warrants and stock options, and interest income on funds held for future investments. Lorus has incurred significant operating losses and cash outflows from operations. The ability of New Lorus, following completion of the Arrangement, to continue as a going concern is dependent upon raising additional funds through borrowings or equity financings, collaborative research contracts or product licensing agreements and ultimately achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of New Lorus' control. As a result, there is significant uncertainty as to whether New Lorus will have the ability to continue as a going concern.

RealCo Business

RealCo has not carried on any business and may not be successful in carrying on business as a real estate development company. For additional risk factors relating to RealCo, please see **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto.

Absence of Trading Market for RealCo Shares

Upon the completion of the Arrangement, neither the RealCo Voting Shares nor the RealCo Non-Voting Shares will be listed on any stock exchange. As a result, an active market for the RealCo Voting Shares and RealCo Non-Voting Shares may not develop following the completion of the Arrangement. A holder of RealCo Voting Shares and/or RealCo Non-Voting Shares may not be able to sell such shares at a particular time or at all and the prices that a holder receives when it sells the shares may not be favourable. For additional risk factors relating to RealCo, please see **Appendix H** (Information Respecting RealCo and Financial Statements of the Pinnacle Partnerships) attached hereto.

The Arrangement May Be Taxable for U.S. Shareholders

Implementation of the Arrangement may give rise to significant adverse income tax consequences to U.S. Shareholders. See "Certain Canadian Federal Income Tax Consequences for Shareholders" and "Certain United States Federal Income Tax Consequences for Shareholders". In addition to the Arrangement being taxable to U.S. Shareholders under general U.S. tax rules, the "passive foreign investment company" ("**PFIC**") rules may also apply. The PFIC rules generally apply in a manner that increase a U.S. Shareholder's U.S. tax liabilities by imposing taxation at the highest rate with an interest charge as well.

ARRANGEMENT DISSENT RIGHTS

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution (any such Shareholder referred to herein as a "**Dissenting Shareholder**") in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted. Shareholders are cautioned that fair value may be the same as, more than, or less than the consideration offered under the Arrangement. If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, Lorus will return to the Dissenting Shareholder the certificates representing the Common Shares that were delivered to Lorus, if any, and, if the Arrangement is completed, that Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same terms as a Shareholder who is deemed to have not made a valid election.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. **One consequence of this provision is that only a Registered Shareholder may exercise the Dissent Rights in respect of Common Shares that are registered in that Shareholder's name.**

In many cases, shares beneficially owned by a non-Registered Shareholder are registered either (a) in the name of an intermediary (such as a broker, trust or bank) (the "**Intermediary**") or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the non-Registered Shareholder's name). A non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the non-Registered Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the non-Registered Shareholder's behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the non-Registered Shareholder, in which case the non-Registered Shareholder would be able to exercise the Dissent Rights directly.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Lorus at 2 Meridian Road, Toronto, ON M9W 4Z7 (Attention: Corporate Secretary) at or before 5:00 p.m. (Toronto time) on June 21, 2007 (or 5:00 p.m. (Toronto time) on the day that is one Business Day immediately preceding any adjourned or postponed Meeting).

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution, being the Common Shares. The

CBCA does not provide, and Lorus will not assume, that a proxy submitted to Lorus instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Rights.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Shareholder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send to Lorus c/o the Transfer Agent a written notice (a "**Demand for Payment**") containing its name and address, the number of Common Shares in respect of which he or she dissents (the "**Dissenting Common Shares**"), and a demand for payment of the fair value of such Dissenting Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to Lorus or the Transfer Agent certificates representing Dissenting Shares. The Transfer Agent will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to make a Demand for Payment or to send certificates representing Dissenting Shares in the time required has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws its Dissent Notice before Lorus makes an "Offer to Pay", in accordance with subsection 190(12) of the CBCA or (ii) Lorus fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall Lorus or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Closing Date, and the names of such Shareholders shall be deleted from the list of Registered Shareholders at the Closing Date.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred such Dissenting Shares to Lorus at the Effective Time.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason whatsoever, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder who did not make an election as at and from the Closing Date.

Lorus is required, not later than seven days after the later of the Closing Date and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each such Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the Board to be the fair value of such Dissenting Shareholders Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Lorus must pay for the Dissenting Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a such Dissenting Shareholder, but any such offer will lapse if Lorus does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Lorus fails to make an Offer to Pay for a Dissenting Shareholder's Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Lorus may, within 50 days after the Closing Date or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If Lorus fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Before making any such application to a court itself after receiving a notice that a Dissenting Shareholder has made an application to a court, Lorus will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or through counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against Lorus in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Closing Date until the date of payment. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissenting Shares.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix L to this Circular. It is recommended that any Registered Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

For a general summary of certain income tax implications for Dissenting Shareholders, see "Certain Canadian Federal Income Tax Consequences for Shareholders" and "Certain United States Federal Income Tax Consequences for Shareholders".

OTHER BUSINESS

Management of Lorus is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

AUDITORS

KPMG LLP is the auditor of Lorus.

LEGAL MATTERS

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by McCarthy Tétrault LLP, on behalf of Lorus and New Lorus and on behalf of Pinnacle and Investor. As at May 24, 2007, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the Common Shares on a fully diluted basis.

APPROVAL OF DIRECTORS

The contents of this Circular have been approved by the Board of Directors.

ADDITIONAL INFORMATION

Additional information relating to Lorus can be found on SEDAR at www.sedar.com. Financial information is provided in Lorus' audited annual financial statements and management discussion and analysis, as refiled for the financial year ended May 31, 2006.

Copies are also available by contacting the Director of Finance of Lorus at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Canada.

AUDITORS' CONSENT

The Board of Directors of Lorus Therapeutics Inc.

We have read the Management Proxy Circular dated May 24, 2007 for a special meeting of holders of common shares, options, warrants and convertible debentures of Lorus Therapeutics Inc. (the "Company") to seek approval for an arrangement. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at May 31, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006 and for the period from inception on September 5, 1986 to May 31, 2006. Our report is dated August 9, 2006.

We also consent to the use in the above mentioned Management Proxy Circular of our report to the Directors of 6650309 Canada Inc. ("**New Lorus**") on the balance sheet of New Lorus as at November 1, 2006. Our report is dated May 24, 2007.

Toronto, Canada
May 24, 2007

(Signed) KPMG LLP
Chartered Accountants, Licensed Public Accountants

AUDITORS' CONSENT

We have read the Management Proxy Circular dated May 25, 2007 for a special meeting of holders of common shares, options, warrants and convertible debentures of Lorus Therapeutics Inc. to seek approval for an arrangement. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned Management Proxy Circular of our report to the Shareholders of Pinnacle International (Bay Street III) Plaza Inc. on the balance sheet of the Company as at October 31, 2006 and the statement of cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006. Our report is dated April 11, 2007.

We consent to the use in the above mentioned Management Proxy Circular of our report to the Shareholders of Pinnacle International (Bay Street IV) Plaza Inc. on the balance sheet of the Company as at October 31, 2006 and the statement of cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006. Our report is dated April 11, 2007.

We consent to the use in the above mentioned Management Proxy Circular of our report to the General Partners of Pinnacle Centre Three Limited Partnership on the balance sheet of the Partnership as at October 31, 2006 and the statement of partners' equity and cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006. Our report is dated April 11, 2007.

We consent to the use in the above mentioned Management Proxy Circular of our report to the General Partners of Pinnacle Centre Four Limited Partnership on the balance sheet of the Partnership as at October 31, 2006 and the statement of partners' equity and cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006. Our report is dated April 11, 2007.

Vancouver, Canada
May 25, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

APPENDIX "A"

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Lorus Therapeutics Inc. ("**Lorus**"), all as more particularly described and set forth in the Management Proxy Circular (the "**Circular**") of Lorus dated May 25, 2007, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2. The plan of arrangement, as it may be or has been amended (the "**Plan of Arrangement**"), involving Lorus and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3. The arrangement agreement (the "**Arrangement Agreement**") between Lorus, NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., 6650309 Canada Inc., Pinnacle International Lands, Inc. and 6707157 Canada Inc., made as of May 1, 2007, the actions of the directors of Lorus in approving the Arrangement and the actions of the officers of Lorus in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of Lorus or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of Lorus are hereby authorized and empowered without further notice to, or approval of, the securityholders of Lorus (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, or (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any officer or director of Lorus is hereby authorized and directed for and on behalf of Lorus to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement; and

6. Any officer or director of Lorus is hereby authorized and directed for and on behalf of Lorus to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

APPENDIX "B"

FORM OF ARTICLES OF AMENDMENT OF REALCO

The articles of the Corporation are amended as follows:

1. To change the name of the Corporation from "Lorus Therapeutics Inc." to "4325231 Canada Inc.".

2. To change the address of the registered office of the Corporation to Suite 300, 911 Homer Street, Vancouver, British Columbia, V6B 2W6.

3. To provide that the number of directors of the Corporation is fixed at five.

4. To add the following "other provisions":

   Subject to applicable law and Corporation's contractual obligations then in effect, the directors may fill any vacancies among the directors, whether arising due to an increase in the number of directors set forth in the articles of the Corporation or otherwise.

   The directors will be divided into three groups, with the first group ("Group I") being comprised of one director to be elected for an initial term of one year, the second group ("Group II") being comprised of two directors to be elected for an initial term of two years, and the third group ("Group III") being comprised of two directors to be elected for an initial term of three years. At each election of directors after the effective date hereof to elect directors whose terms have expired, directors will be elected for a term of three years. In any election or appointment of a director to fill a vacancy created by any director ceasing to hold office, the election or appointment will be for the unexpired term of the director who has ceased to hold office. If the number of directors is changed, any increase or decrease will be apportioned among the classes of directors in such a manner as will maintain or attain, to the extent possible, an equal number of directors in each class of directors. If such equality is not possible, the increase or decrease will be apportioned among the classes of directors in such a manner that the difference in the number of directors in any two classes will not exceed one.

5. To remove the objects of the Corporation and to provide the restrictions on the business that the Corporation may carry on and the powers the Corporation may exercise as set forth on Exhibit A hereto.

6. To change the designation of the common shares to voting common shares and to restate the rights, privileges, restrictions and conditions attaching to the voting common shares as set forth on Exhibit B hereto.

7. To create an unlimited number of non-voting common shares.

8. To provide the rights, privileges, restrictions and conditions attaching to the non-voting common shares as set forth on Exhibit B hereto.

9. To declare that the capital of the Corporation after giving effect to the foregoing consists of an unlimited number of voting common shares and an unlimited number of non-voting common shares.

10. To provide that any matter that, by the terms of these articles or the Corporation's governing statute, requires approval by a special resolution will require approval by a resolution that is passed by a majority of not less than 75% of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

11. To provide that the articles and by-laws of the Corporation may be amended only if approved by a special resolution.

12. To provide that, if the Corporation's governing statute so permits, a director of the Corporation may be removed before the expiration of the director's term of office only if approved by a special resolution.

13. To provide that no share in the capital of the Corporation may be issued at a subscription price of less than $1.00 per share and no security may be issued that is exercisable for, convertible into or that otherwise entitles the holder to acquire shares of the Corporation at an exercise, conversion or acquisition price of less than $1.00 per share, except that the Corporation may issue shares by way of a distribution to holders of shares of the Corporation that affects all holdings of such shares the same way on a per share basis.

EXHIBIT A

(to Appendix B — Form of Articles of Amendment of RealCo)

Restrictions on the Business of the Corporation

(1) **Restrictions on Business.**

(a) The objective of the Corporation will be to maximize Distributable Cash Flow and to distribute all Distributable Cash Flow to holders of the voting common shares and non-voting common shares and, in connection therewith, the Corporation will, at the end of each Distribution Period, distribute all Distributable Cash Flow to holders of its voting common shares and non-voting common shares by way of dividends and/or other distributions, subject to the other provisions of these articles and to applicable law.

(b) The business of the Corporation will be restricted to:

(i) real estate development, investment in real estate and real estate development projects, and the provision of services related to real estate development and/or real estate development projects including, without limitation, management, marketing, financial and administrative services related to real estate development and/or real estate development projects;

(ii) borrowing money upon the credit of the Corporation, and granting security therefor, in the ordinary course of the Corporation's business;

(iii) satisfying the obligations, liabilities or indebtedness of the Corporation; and

(iv) engaging in any acts or exercising any powers necessary or desirable to carry out the ordinary course of the Corporation's business, including, without limitation, as provided in the articles and by-laws of the Corporation.

(2) **Defined Terms.**

As used herein, the following terms will have the following meanings:

(a) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* on the terms and subject to the conditions set out in the plan of arrangement pursuant to which these articles became effective.

(b) "**Cash Flow**", for any Distribution Period, will equal the following:

(i) all cash and cash equivalents which are received by the Corporation in such Distribution Period, including, without limitation, all income, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness (except to the extent such repayments of indebtedness are reinvested);

plus:

(ii) all cash and cash equivalents received by the Corporation in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the Board of Directors in a prior Distribution Period for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period, in which case such amounts set aside will not be included in Cash Flow;

less the following amounts (referred to collectively as the "**Cash Flow Deductions**"):

(iii) all costs, expenses, reserves, allowances and debts of the Corporation which, in the opinion of the Board of Directors, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(iv) stated capital of the voting common shares and the non-voting common shares;

(v) any tax liability of the Corporation in respect of, or which relates to, such Distribution Period; and

(vi) all cash and cash equivalents which are received by the Corporation in the Distribution Period which the Board of Directors has determined to set aside for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period.

(c) "**Distributable Cash Flow**" for, or in respect of, a Distribution Period will be the Cash Flow of the Corporation for such Distribution Period, together with any Cash Flow set aside in a prior Distribution Period for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period which the Board of Directors has determined to distribute in respect of the current Distribution Period, less any amount which the Board of Directors may reasonably consider to be necessary to provide for the payment of any costs or expenses and repayments of debts which have been or are reasonably expected to be incurred in the activities and operations of the Corporation in addition to the Cash Flow Deductions.

(d) "**Distribution Period**" means such period or periods, as determined by the Board of Directors, occurring at least once each fiscal year of the Corporation, provided that the first Distribution Period will begin on (and include) the Effective Date and will end on (and include) the last day of the fiscal year in which the Effective Date occurs.

(e) "**Effective Date**" means the effective date set out in the articles of arrangement which were filed with the Director in connection with the Arrangement.

EXHIBIT B
(to Appendix B — Form of Articles of Amendment of RealCo)

Provisions Attaching to the Voting Common Shares and the Non-Voting Common Shares

1.01 **Voting Common Shares**

The voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1) **Dividends**

Subject to the prior rights of the holders of any other shares ranking senior to the voting common shares with respect to priority in the payment of dividends, the holders of voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to the Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction. Unless otherwise agreed to by the holders of the voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation's bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(2) **Participation upon Liquidation, Dissolution or Winding Up**

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the non-voting common shares in the distribution. Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(3) **Voting Rights**

Subject to Section 1.02(6), the holders of the voting common shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and will have one vote for each voting common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

1.02 **Non-Voting Common Shares**

The non-voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1) **Defined Terms**

As used herein, the following terms will have the following meanings:

(a) "**Bid Price**" means the consideration for each voting common share and each non-voting common share offered to holders of voting common shares and holders of non-voting common shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a voting common share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids.

(b) "**Designated Number**" means the number of voting common shares that are subject to a Specified Offer, together with the Offeror's Voting Common Shares.

(c) "**Group**" means one or more persons acting jointly or in concert (within the meaning of section 91 of the *Securities Act* (Ontario)).

(d) "**Offeror Date**" means the date on which a Specified Offer is made.

(e) "**Offer to Acquire**" includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities;

(ii) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(f) "**Offeror**" means a Person that makes an Offer to Acquire voting common shares, and includes any Person related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a Group.

(g) "**Offeror's Voting Common Shares**", on any date, means the number of voting common shares beneficially owned, directly or indirectly, or over which control or direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with a Group.

(h) "**Required Bids**" means the concurrent offers required to be made to all holders of voting common shares and to all holders of non-voting common shares in the circumstances provided in Section 1.02(5).

(i) "**Specified Offer**" means an Offer to Acquire voting common shares made by an Offeror where the number of voting common shares subject to the Offer to Acquire (the "**Specified Offer Shares**"), together with the Offeror's Voting Common Shares on the Offer Date, would constitute in the aggregate more than 50% of the total issued and outstanding voting common shares on the Offer Date.

(j) "**Specified Offer Shares**" has the meaning set out in Section 1.02(1)(i).

(k) "**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, C.1, 5th Supplement, as amended, including the tax regulations made thereunder.

(2) **Dividends**

Subject to the prior rights of the holders of any other shares ranking senior to the non-voting common shares with respect to priority in the payment of dividends, the holders of non-voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction. Unless otherwise agreed to by the holders of the non-voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation's bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(3) **Participation upon Liquidation, Dissolution or Winding Up**

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the non-voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the voting common shares in the distribution. Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(4) **Voting Rights**

Subject to applicable law and any other provisions of the articles of the Corporation, the holders of the non-voting common shares will not be entitled to receive notice of, nor to attend nor vote at any meetings of the shareholders of the Corporation; provided that in the event that holders of the non-voting common shares are entitled by law or the articles of the Corporation to vote at a meeting of holders of non-voting common shares, the holders of non-voting common shares will have one vote for each non-voting common share held.

(5) **Specified Offer**

An Offeror will not acquire any voting common shares under a Specified Offer without first complying with the provisions of this Section 1.02(5). Prior to, and as a condition precedent to, the acquisition by an Offeror of any voting common shares under a Specified Offer, the Offeror will make concurrent offers to acquire voting common shares and non-voting common shares for consideration for each voting common share and each non-voting common share equal to the Bid Price, on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal takeover bid (whether or not such offers are required by law to so comply) (the "**Required Bids**"):

(a) to all holders of voting common shares for such number of voting common shares as is equal to the number of Specified Offer Shares; and

(b) to all holders of non-voting common shares for such number of non-voting common shares that is equal to the lesser of:

  (i) A × B, where A equals the Designated Number of voting common shares divided by the total number of issued and outstanding voting common shares on the Offer Date and B equals the total number of issued and outstanding non-voting common shares on the date that the Required Bids are made; and

  (ii) the number of issued and outstanding non-voting common shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

provided that:

(c) no shares may be taken-up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken-up and paid for concurrently; and

(d) the Offeror will issue a press release following the expiry of the Required Bids and one Business Day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

  (i) the approximate number of voting common shares and non-voting common shares tendered to the Required Bids; and

  (ii) whether a sufficient number of voting common shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror's Voting Common Shares on the date of take-up, more than 50% of the total issued and outstanding voting common shares on the date of take-up.

(6) **Failure to Comply**

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding voting common shares in violation of Section 1.02(5), then, effective on the completion of such acquisition and during such time that the Offeror's Voting Common Shares constitute more than 50% of the total issued and outstanding voting common shares, the total number of votes attaching to the Offeror's Voting Common Shares will equal the difference between: (a) the total number of issued and outstanding voting common shares; and (b) the number of the Offeror's Voting Common Shares, and, for greater certainty, the voting common shares other than the Offeror's Voting Common Shares will continue to have one vote per share.

APPENDIX "C"

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

made pursuant to

Section 192 of the *Canada Business Corporations Act*

ARTICLE 1

DEFINITIONS

1.01 Definitions

In this Plan, unless the context otherwise requires:

(1) "**Act**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;

(2) "**Antisense Patent Assets**" means those assets set out in the Antisense Patent Assets Transfer Agreement;

(3) "**Antisense Patent Assets Transfer Agreement**" means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer the Antisense Patent Assets to New Lorus and substantially in the form attached as Schedule C to the Arrangement Agreement;

(4) "**Appropriate Number**" means that number of Old Lorus Voting Shares which, if combined with the aggregate number of Old Lorus Voting Shares purchased pursuant to Section 3.01(24), would result in Investor holding a total number of Old Lorus Voting Shares representing approximately 41% of the issued and outstanding Old Lorus Voting Shares at the conclusion of the Arrangement;

(5) "**Arrangement**" means the business reorganization pursuant to which, among other things, Investor will acquire approximately 41% of the issued and outstanding voting shares and all of the issued and outstanding non-voting shares of Old Lorus as contemplated by this Plan pursuant to section 192 of the Act;

(6) "**Arrangement Agreement**" means the arrangement agreement between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor dated as of May 1, 2007 which sets out the terms and conditions pursuant to which the parties thereto will effect the Arrangement;

(7) "**Articles of Arrangement**" means the articles of arrangement of Old Lorus in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made in order to give effect to the Arrangement;

(8) "**Business Day**" means a day, other than a Saturday, Sunday or other day, when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;

(9) "**Court**" means the Ontario Superior Court of Justice;

(10) "**Debenture Assumption Agreement**" means the agreement to be entered into between Old Lorus and New Lorus pursuant to which New Lorus will assume Old Lorus' obligation to pay TEMIC the aggregate principal amount of $15,000,000 plus accrued interest owing under the Old Lorus Debentures, as contemplated by Section 3.01(3);

(11) "**Depositary**" means Computershare Investor Services Inc., the appointed depositary in respect of the Arrangement at its principal transfer office in Toronto, Ontario;

(12) "**Director**" means the Director appointed under the Act;

(13) "**Dissent Rights**" has the meaning ascribed thereto in Section 5.01;

(14) "**Effective Date**" means the effective date set out in the Articles of Arrangement which are filed with the Director;

(15) **"Effective Time"** means 12:01 a.m. (Toronto time) on the Effective Date;

(16) **"Escrow Agreement"** has the meaning ascribed thereto in the Arrangement Agreement;

(17) **"Final Order"** means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(18) **"GeneSense"** means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

(19) **"GeneSense Share Purchase Agreement"** means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the GeneSense Shares to New Lorus and substantially in the form attached as Schedule G to the Arrangement Agreement;

(20) **"GeneSense Shares"** means common shares in the capital of GeneSense;

(21) **"Information Circular"** means the management proxy circular relating to the Old Lorus Securityholders' Meeting and forwarded to Old Lorus Securityholders in connection with, among other things, the transactions contemplated in this Plan;

(22) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Old Lorus Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(23) **"Investor"** means 6707157 Canada Inc., a corporation existing under the laws of Canada;

(24) **"Letter of Transmittal"** means the letter of transmittal enclosed with the Information Circular pursuant to which an Old Lorus Securityholder is required to surrender certificates representing Old Lorus Securities in order to receive, upon completion of the Arrangement, New Lorus Securities issued pursuant to the Arrangement and, as applicable, Old Lorus Voting Shares or a cash payment in lieu thereof;

(25) **"Lock-Up Holders"** has the meaning ascribed thereto in Section 3.01(24);

(26) **"New Lorus"** means 6650309 Canada Inc., a corporation existing under the laws of Canada;

(27) **"New Lorus Note 1"** has the meaning ascribed thereto in Section 3.01(10);

(28) **"New Lorus Note 2"** has the meaning ascribed thereto in Section 3.01(14);

(29) **"New Lorus Note 3"** has the meaning ascribed thereto in Section 3.01(15);

(30) **"New Lorus Replacement Note"** has the meaning ascribed thereto in Section 3.01(18);

(31) **"New Lorus Options"** has the meaning ascribed thereto in Section 3.01(1);

(32) **"New Lorus Securities"** has the meaning ascribed thereto in Section 3.01(1);

(33) **"New Lorus Shares"** has the meaning ascribed thereto in Section 3.01(1);

(34) **"New Lorus Warrants"** has the meaning ascribed thereto in Section 3.01(1);

(35) **"NuChem"** means NuChem Pharmaceuticals Inc., a corporation existing under the laws of Ontario;

(36) **"NuChem Share Purchase Agreement"** means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the NuChem Shares held by it to New Lorus and substantially in the form attached as Schedule H to the Arrangement Agreement;

(37) **"NuChem Shares"** means common shares in the capital of NuChem;

(38) **"Old Lorus"** means Lorus Therapeutics Inc., a corporation existing under the laws of Canada;

(39) **"Old Lorus Debentures"** means the prime plus 1% secured convertible debentures of Old Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal amounts of $5,000,000 each on each of October 6, 2004, January 15, 2005 and April 15, 2005;

(40) "**Old Lorus Non-Voting Shares**" means the non-voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(41) "**Old Lorus Note**" has the meaning ascribed thereto in Section 3.01(3);

(42) "**Old Lorus Options**" means the issued and outstanding stock options issued to directors, senior officers, employees and consultants of Old Lorus, governed by the terms of the Old Lorus Stock Option Plans and permitting the holders thereof to purchase an aggregate of up to 25,921,000 Old Lorus Shares, as such number may be amended from time to time;

(43) "**Old Lorus Securities**" means, collectively, the Old Lorus Debentures, the Old Lorus Options, the Old Lorus Shares and the Old Lorus Warrants;

(44) "**Old Lorus Securityholders**" means, collectively, the holders of Old Lorus Shares, Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;

(45) "**Old Lorus Securityholders' Meeting**" means the special meeting of Old Lorus Securityholders, and any adjournments thereof, called to consider and authorize, approve and adopt, among other things, the Arrangement in accordance with the Interim Order;

(46) "**Old Lorus Shareholders**" means the holders of Old Lorus Shares;

(47) "**Old Lorus Share Purchase Plan**" means the Old Lorus employee share purchase plan;

(48) "**Old Lorus Shares**" means the common shares of Old Lorus issued and outstanding immediately prior to the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(49) "**Old Lorus Stock Option Plans**" means, collectively, Old Lorus' 2003 Stock Option Plan and the 1993 Stock Option Plan;

(50) "**Old Lorus Voting Shares**" means the voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(51) "**Old Lorus Warrants**" means the 3,000,000 issued and outstanding common share purchase warrants of Old Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Old Lorus Share at a price per share of $1.00;

(52) "**Pinnacle**" means Pinnacle International Lands, Inc., a corporation existing under the laws of British Columbia;

(53) "**Pinnacle Share Purchase Agreement**" means the share purchase agreement to be entered into between Investor and New Lorus pursuant to which Investor will purchase from New Lorus the Appropriate Number of Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares and substantially in the form attached as Schedule I to the Arrangement Agreement;

(54) "**Plan**" means this plan of arrangement as amended or supplemented from time to time, and "hereby", "hereof', "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

(55) "**Prepaid Expenses and Receivables**" means those assets set out in the Prepaid Expenses and Receivables Transfer Agreement;

(56) "**Prepaid Expenses and Receivables Transfer Agreement**" means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense and substantially in the form attached as Schedule F to the Arrangement Agreement;

(57) "**resident in the United States**" shall be determined as provided in Rule 12g-4(a)(2) under the United States Securities Exchange Act of 1934, as amended;

(58) "**Tangible Business Assets**" means Old Lorus' depreciable property set out in the Tangible Business Assets Transfer Agreement;

(59) "**Tangible Business Assets Transfer Agreement**" means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Tangible

Business Assets to GeneSense and substantially in the form attached as Schedule E to the Arrangement Agreement;

(60) "**TEMIC**" means The Erin Mills Investment Corporation;

(61) "**Transfer Agent and Registrar**" means Computershare Investor Services Inc.;

(62) "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(63) "**Virulizin and Small Molecule Patent Assets**" means those assets set out in the Virulizin and Small Molecule Patent Assets Transfer Agreement;

(64) "**Virulizin and Small Molecule Patent Assets Transfer Agreement**" means the asset purchase agreement to be entered into by Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense and substantially in the form attached as Schedule D to the Arrangement Agreement; and

(65) "**Warrant Purchase Agreement**" means the warrant purchase agreement between New Lorus and TEMIC pursuant to which New Lorus has agreed to purchase the New Lorus Warrants from TEMIC dated May 1, 2007.

1.02 Headings

The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

1.03 Interpretation

Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.04 Extended Meanings

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association; and the term "including" means "including without limiting the generality of the foregoing".

1.05 Date for any Action

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.06 Statutory References

References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.07 Deemed Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN

2.01 Purpose and Effect of the Plan

The purpose of this Plan is to carry out a reorganization of the business, assets, liabilities and share capital of Old Lorus, GeneSense, NuChem and New Lorus as described in Section 3.01.

ARTICLE 3

ARRANGEMENT

3.01 Arrangement

At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:

(1) The Old Lorus Shareholders, holders of Old Lorus Options and holders of Old Lorus Warrants will transfer their Old Lorus Shares, Old Lorus Options and Old Lorus Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of shares (the "**New Lorus Shares**"), options (the "**New Lorus Options**") and warrants (the "**New Lorus Warrants**" and, together with the New Lorus Shares and the New Lorus Options, the "**New Lorus Securities**"), respectively, having the same value, terms and conditions as the Old Lorus Shares, Old Lorus Options and Old Lorus Warrants;

(2) New Lorus will repurchase the New Lorus Warrants from TEMIC pursuant to the Warrant Purchase Agreement;

(3) Pursuant to the Debenture Assumption Agreement, New Lorus will assume Old Lorus' obligation to pay TEMIC the $15,000,000 aggregate principal amount of the Old Lorus Debentures plus accrued and unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note to New Lorus for an amount equal to the amount owing under the Old Lorus Debentures (the "**Old Lorus Note**"). The right of TEMIC under the Old Lorus Debentures to convert such debentures into Old Lorus Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Shares;

(4) Old Lorus will surrender to New Lorus for cancellation the initial New Lorus Share that was issued to Old Lorus upon the incorporation of New Lorus;

(5) The articles of Old Lorus will be amended to change its name to "4325231 Canada Inc." or a name to be used for real estate development purposes;

(6) The articles of New Lorus will be amended to change its name to "Lorus Therapeutics Inc.";

(7) The articles of Old Lorus will be amended to conform with the form of the amended articles agreed upon in writing by the parties to the Arrangement Agreement on or prior to the date of the Interim Order, such amendments to effect, among other things, a reorganization of the share capital of Old Lorus to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares. The Old Lorus Voting Shares and the Old Lorus Non-Voting Shares will rank equally with respect to participation in dividends and the liquidation of Old Lorus;

(8) As part of the reorganization of the share capital of Old Lorus, the Old Lorus Shares held by New Lorus will be exchanged for 21,127,828 Old Lorus Voting Shares and 2,078,872,172 Old Lorus Non-Voting Shares, the Old Lorus Options and the Old Lorus Warrants will be cancelled and a right to acquire Old Lorus Shares under the Old Lorus Share Purchase Plan will become a right to acquire an equivalent number of New Lorus Shares under such plan;

(9) Pursuant to the Tangible Business Assets Transfer Agreement, Old Lorus will transfer the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(10) Pursuant to the Antisense Patent Assets Transfer Agreement, GeneSense will transfer the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus to GeneSense of a demand non-interest bearing promissory note in an amount equal to the fair market value of the Antisense Patent Assets ("**New Lorus Note 1**");

(11) Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(12) GeneSense will repay its debt owing to Old Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(13) Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(14) Pursuant to the GeneSense Share Purchase Agreement, Old Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Old Lorus' remaining liabilities and transaction costs (other than the Old Lorus Note) and the issuance by New Lorus of a demand non-interest bearing promissory note to Old Lorus for an amount equal to the amount by which the purchase price for the GeneSense Shares exceeds the amount of Old Lorus' liabilities assumed by New Lorus ("**New Lorus Note 2**");

(15) Pursuant to the NuChem Share Purchase Agreement, Old Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Old Lorus of a demand, non-interest bearing promissory note in an amount equal to the purchase price for the NuChem Shares ("**New Lorus Note 3**");

(16) Old Lorus will assign all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee will assume such obligations;

(17) New Lorus will offer employment to all of the employees of Old Lorus and will assume all employment obligations related thereto;

(18) New Lorus will repay the amount owing by New Lorus to Old Lorus under the New Lorus Note 2 and the New Lorus Note 3 by way of set off against the Old Lorus Note and the issuance to Old Lorus of a replacement non-interest bearing demand promissory note (the "**New Lorus Replacement Note**") for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and the New Lorus Note 3 exceeds the amount of the Old Lorus Note;

(19) Old Lorus will reduce its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments, less the amount required to fund the repurchase of Old Lorus Voting Shares described in Section 3.01(24), plus an amount equal to the amount of the New Lorus Replacement Note and will distribute such property to New Lorus in satisfaction of the capital reduction amount;

(20) **[intentionally deleted]**

(21) Pursuant to the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of the Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per Old Lorus Voting Share and $0.0040775156 per Old Lorus Non-Voting Share, subject to payment and adjustment in accordance with the Pinnacle Share Purchase Agreement and a holdback pursuant to the Escrow Agreement;

(22) The New Lorus Shares will be conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange subject to the fulfillment of the conditions set out in the applicable conditional approval letter;

(23) New Lorus will reduce its stated capital by an amount equal to the fair market value of its Old Lorus Voting Shares, determined based on the price per Old Lorus Voting Share paid by Investor in Section 3.01(21) above. In satisfaction of the capital reduction, New Lorus will: (i) in the case of shareholders of New Lorus who are not resident in the United States, distribute Old Lorus Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90% of the Old Lorus Voting Shares then owned by New Lorus); and (ii) in the case of shareholders of New Lorus who are resident in the United States, sell to Old Lorus for cash consideration New Lorus' remaining Old Lorus Voting Shares (not to exceed 10% of the Old Lorus Voting Shares then owned by New Lorus) at the price per Old Lorus Voting Share paid by Investor at the Effective Time in Section 3.01(21) and distribute the proceeds of such sale to such shareholders who are resident in the United States on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the Old Lorus Voting Shares otherwise distributable to them;

(24) Investor will purchase all of the Old Lorus Voting Shares held by High Tech Beteilingungen GmbH & Co. KG, Technifund Inc. and Herbert Abramson (collectively, the "**Lock-Up Holders**") at a fair market price determined based on the price per Old Lorus Voting Share paid at the Effective Time by the Investor in Section 3.01(21);

(25) Investor will subscribe for 294,296,851 additional Old Lorus Non-Voting Shares for a cash payment of $1,200,000; and

(26) Pinnacle or an affiliate thereof will transfer interests in certain real estate development projects to Old Lorus in return for a cash payment and a promissory note of Old Lorus and Old Lorus will enter into certain development, management and marketing agreements with Pinnacle and/or one or more affiliates thereof.

ARTICLE 4

OUTSTANDING SECURITIES

4.01 Outstanding Certificates

From and after the Effective Date, certificates representing the Old Lorus Securities prior to the Arrangement will, thereafter represent only the right to receive the certificates representing the New Lorus Securities which such holder is entitled to receive pursuant to Section 3.01(1) and any distributions accruing to the holder of such securities, upon the holder depositing with the Depositary the certificates duly endorsed for transfer and accompanied by such other documents as such Depositary may reasonably require, subject to compliance with the requirements set forth in this Article 4.

4.02 Old Lorus Shares

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the Old Lorus Shareholders, certificates representing, in the aggregate, the New Lorus Shares to which such holders are entitled pursuant to Section 3.01(1). New Lorus will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Old Lorus Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Old Lorus Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Lorus Shares issued to such holder under the Arrangement.

(2) All distributions made with respect to any New Lorus Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary will be invested by it in trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefore is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

(3) Where a certificate formerly representing Old Lorus Shares is not deposited with all other documents as provided for in Section 4.02(1) on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature. Thereafter, the New Lorus Shares to be exchanged with the former holder of such certificate will be deemed to be surrendered to New Lorus together with all distributions and sale proceeds thereon held for such holder.

(4) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of Old Lorus Securities such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the Old Lorus Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(5) If any certificate which immediately prior to the Effective Time represented an interest in outstanding Old Lorus Shares that were exchanged pursuant to Section 3.01(1) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent and Registrar will issue and the Depositary will deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to each of New Lorus and its Depositary, which bond is in form and substance satisfactory to each of New Lorus and the Depositary, or will otherwise indemnify New Lorus and its Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03 **Old Lorus Options and Old Lorus Warrants**

Each Old Lorus Option and each Old Lorus Warrant will be cancelled without further act or formality. Each New Lorus Option will represent a right to purchase that number of New Lorus Shares equal to the number of Old Lorus Shares underlying the Old Lorus Option. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each New Lorus Option will otherwise be the same as the terms and conditions of the corresponding Old Lorus Option. Except as specified in this Plan, any document or agreement previously evidencing such Old Lorus Option will thereafter evidence and be deemed to evidence such New Lorus Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.03.

4.04 **Old Lorus Share Purchase Plan**

From and after the Effective Date, the entitlement of any participant to receive Old Lorus Shares prior to the Arrangement under the Old Lorus Share Purchase Plan will thereafter represent only the right to receive an equivalent number of New Lorus Shares. Except as specified in this Plan, the terms and conditions of the Old Lorus Share Purchase Plan will otherwise be the same. Except as specified in this Plan, any document or agreement previously evidencing a right to acquire an Old Lorus Share pursuant to the Old Lorus Share Purchase Plan will thereafter evidence and be deemed to evidence a right to require a New Lorus Share, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.04.

4.05 **Old Lorus Voting Shares**

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the shareholders of New Lorus who are not resident in the United States, certificates representing, in the aggregate, the Old Lorus Voting Shares to which such holders are entitled pursuant to Section 3.01(23). New Lorus will, as soon as practicable following the Effective Date, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Old Lorus Voting Shares issued to such holder under the Arrangement.

(2) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.06 **Cash Payments Pursuant to Section 3.01(23)(ii)**

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered to the Transfer Agent and Registrar, for the benefit of each shareholder of New Lorus who is resident in the United States, an amount equal to the aggregate of the payments representing each holder's pro rata portion of the cash equivalent of the value of the Old Lorus Voting Shares otherwise distributable to New Lorus shareholders who are resident in the United States pursuant to Section 3.01(23).

(2) Such payment shall be made by cheque payable at par at any branch of New Lorus' bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds).

(3) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

RIGHTS OF DISSENT

5.01 **Rights of Dissent**

Old Lorus Shareholders (other than the Lock-Up Holders) may exercise rights of dissent in connection with the Arrangement with respect to their Shares pursuant to and in the manner set forth in the Interim Order, section 190 of the Act and this Section 5.01 (the "**Dissent Rights**") as the same may be modified by the Interim Order or the Final Order. Old Lorus Shareholders who duly exercise such Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Old Lorus Shares shall be deemed to have transferred such Old Lorus Shares to New Lorus on the Effective Date simultaneously with the transactions described in Section 3.01(1) without any further act or formality and free and clear of all liens, claims and encumbrances, with New Lorus being obligated to pay such Old Lorus Shareholders in consideration therefor the fair value of such Old Lorus Shares, which fair value, notwithstanding anything to the contrary in the Act, if permitted by the Court, shall be determined as of the close of business on the day before the special resolution of Securityholders approving this Plan is adopted, and the name of each such Old Lorus Shareholder will be removed from the register of holders of Old Lorus Shares and New Lorus will be recorded as the registered holder of the Old Lorus Shares so transferred and will be deemed to be the legal and beneficial owner of such Old Lorus Shares free and clear of any liens, claims or encumbrances; or

(b) for any reason are ultimately not entitled to be paid fair value for their Old Lorus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Old Lorus Shareholder who is not a Lock-Up Holder as at and from the Effective Time, and shall be deemed to have transferred their Old Lorus Shares to New Lorus in exchange for New Lorus Shares under Section 3.01(1), but in no case shall Old Lorus, New Lorus or any other person be required to recognize such Old Lorus Shareholders as holders of Old Lorus Shares after the time set out in Section 3.01(1), and the names of such Old Lorus Shareholders shall be deleted from the register of Old Lorus Shareholders at the time set out in Section 3.01(1).

ARTICLE 6

AMENDMENTS

6.01 **Amendments**

(1) Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle reserve the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to by all such parties;

(b) filed with the Court and approved by the Court; and

(c) communicated to Old Lorus Securityholders in the manner required by the Court (if so required).

(2) Any amendment, modification or supplement to this Plan which is approved by the Court will be effective only:

(a) if it is consented to by Old Lorus and Pinnacle; and

(b) if required by the Court or Applicable Law, it is consented to by the Old Lorus Securityholders.

(3) Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 7

GENERAL

7.01 **General**

(1) Any director or officer of Old Lorus is hereby authorized to execute and file the Articles of Arrangement and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give effect to this Arrangement.

(2) The directors of Old Lorus are hereby authorized, if they deem appropriate in their sole discretion, to revoke this Plan of Arrangement and to not proceed with the Arrangement without further approval of the Old Lorus Securityholders.

APPENDIX "D"

INTERIM ORDER

Court File No. 07-CL-7015

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	**WEDNESDAY, THE 16TH**
	)	
JUSTICE SIEGEL	)	**DAY OF MAY, 2007**

IN THE MATTER OF AN APPLICATION under section 192 of the *Canada Business Corporations Act*, being R.S.C. 1985, c. C-44;

AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the *Rules of Civil Procedure*;

AND IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC. and 6650309 CANADA INC.

Applicants

APPLICATION UNDER the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, C. 192 and Rule 14.05 of the *Rules of Civil Procedure*.

INTERIM ORDER

THIS APPLICATION, made by the Applicants Lorus Therapeutics Inc. ("Lorus") and 6650309 Canada Inc. ("New Lorus") for an interim order pursuant to section 192 of the *Canada Business Corporations Act* (the "CBCA") for advice and directions in connection with the within application (the "Interim Order"), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the notice of application, the notice of motion and the affidavit of Aiping H. Young sworn May 11, 2007 (the "Young Affidavit"), and on hearing the submissions of counsel for Lorus:

1. **THIS COURT ORDERS** that Lorus may call and conduct a special meeting (the "Securityholders' Meeting") of the holders of common shares, options, warrants and convertible debentures (collectively the "Securities") of Lorus in accordance with the notice of a special meeting to be provided to the Securityholders for the following purposes:

(a) to consider, and if deemed advisable, pass a special resolution (the "Arrangement Resolution") authorizing and approving an arrangement under section 192 of the CBCA (the "Arrangement") as described in the draft management proxy circular (the "Circular") attached as Exhibit "A" to the affidavit of Aiping H. Young; and

(b) to transact such further or other business as may properly come before the Securityholders' Meeting and any and all adjournments thereof.

2. **THIS COURT ORDERS** that Lorus is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine without any additional notice to the Securityholders, and the Arrangement, as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Securityholders' Meeting and to be the subject of the Arrangement Resolution.

3. **THIS COURT ORDERS** that the Securityholders' Meeting shall be called, held and conducted in Toronto, Ontario on June 25, 2007 at the time set out in the Notice of Securityholders' Meeting and as described in the Circular.

4. **THIS COURT ORDERS** that notwithstanding the provisions of the CBCA, Lorus is entitled to adjourn or postpone the Securityholders' Meeting on one or more occasions without the necessity of first convening the Securityholders' Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement.

5. **THIS COURT ORDERS** that Lorus is hereby authorized and directed to send to the Securityholders of record as at the close of business on May 24, 2007 (the "Record Date"), together with other documentation required to be sent to the Securityholders under applicable laws, the Circular, subject to such amendments or supplements as Lorus may deem appropriate, which Circular will include the Notice of Application in this proceeding and this Interim Order. The Circular shall be distributed and made available in accordance with paragraph 6 of this Interim Order and shall be deemed to have been received in accordance with paragraph 7 of this Interim Order, and such delivery will constitute good and valid service of the Notice of Application under the *Rules of Civil Procedure*.

6. **THIS COURT ORDERS** that the Notice of Securityholders' Meeting, the Circular and form of proxy (the "Form of Proxy"), subject to such amendments or supplements as Lorus may deem appropriate, shall be distributed by Lorus to:

(a) registered Securityholders as at the Record Date, the auditors of Lorus and the directors of Lorus at least 21 days prior to the date of the Securityholders'

Meeting, excluding the date of the mailing and including the date of the Securityholders' Meeting, by:

(i) prepaid ordinary mail, addressed to each registered Securityholder at the address as shown on the books of Lorus as at the Record Date, the auditors of Lorus and to the directors of Lorus; or

(ii) by delivery, in person, by courier service, or by electronic transmission (provided that the recipient has provided an e-mail address and has consented to receiving such materials electronically), to the address specified in (i) above.

(b) non-registered Securityholders by providing copies of the Circular and related materials in accordance with applicable securities laws for delivery to beneficial holders of securities.

Substantial compliance with this paragraph shall constitute good and sufficient notice of the Securityholders' Meeting.

7. **THIS COURT ORDERS** that the Notice of Securityholders' Meeting, the Circular and the Form of Proxy shall be deemed for the purposes of this Interim Order to have been received by the Securityholders:

(a) in the case of mailing, 3 days after the delivery thereof to the post office; and

(b) in the case of delivery, upon receipt thereof by the intended addressee or by the courier.

8. **THIS COURT ORDERS** that accidental failure of or omission by Lorus to give notice to any one or more Securityholders or any other person entitled to notice of the Securityholders' Meeting, or any failure or omission to give such notice as a result of events beyond the reasonable control of Lorus (including without limitation any inability to utilize postal services), shall not constitute a breach of this Interim Order or a defect in the calling or giving of notice of the Securityholders' Meeting, but if any such failure or omission is brought to the attention of Lorus, they shall use their best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. Such rectified notice shall be deemed to have been received in accordance with paragraph 7 of this Interim Order.

9. **THIS COURT ORDERS** that any officer, director or trustee of Lorus shall act as chairperson of, and may appoint a secretary and scrutineer or scrutineers for, the Securityholders' Meeting.

10. **THIS COURT ORDERS** that a sufficient quorum for the holding of the Securityholders' Meeting to consider the Arrangement Resolution shall be at least two persons present in person, each being a Securityholder or duly appointed proxy holder together holding not less than 10% of the Securities entitled to vote (either present in person or represented by proxy), with provision for an adjourned meeting to proceed whether or not the quorum is present at the adjourned meeting.

11. **THIS COURT ORDERS** that the vote required to pass the Arrangement Resolution shall be not less than (i) 66 2/3 per cent of the votes cast at the Securityholders' Meeting in person or by proxy by the Securityholders of record as of the Record Date; and (ii) a simple majority of the votes cast at the Securityholders' Meeting in person or by proxy by

Securityholders of record as of the Record Date other than High Tech Beteilingungen GmbH & Co. KG ("High Tech"), any related party of High Tech within the meaning of Rule 61-501 of the Ontario Securities Commission subject to the exceptions set out therein, and any person acting jointly or in concert with High Tech. The Securityholders shall vote as a single class, with each holder of common shares (a "Shareholder") being entitled to one vote for each common share held and, with each holder of options, warrants and convertible debentures being entitled to one vote for each common share such holder would have been entitled to receive upon the valid exercise or conversion of his, her or its options, warrants or convertible debenture, as applicable. Such vote shall be sufficient to authorize and direct Lorus to do all such acts and things as may be necessary and desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Securityholders, subject only to the final approval of the Arrangement by this Honourable Court.

12. **THIS COURT ORDERS** that Shareholders shall have the right to dissent (the "Arrangement Dissent Rights") from the Arrangement Resolution ("Dissenting Shareholders"). A registered Shareholder who wishes to dissent must deliver a written objection (a "Dissent Notice") to Lorus c/o Computershare Investor Services Inc. (the "Transfer Agent"), 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by personal delivery, courier, mail or by facsimile transmission to Computershare Investor Services Inc., with a copy to the Secretary of Lorus at 2 Meridian Road Toronto, Ontario M9W 4Z7, on or before 10:00 a.m. (Eastern Standard Time) on June 21, 2007, or otherwise at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time of the Securityholders' Meeting or any adjournment or postponement thereof. A non-registered Shareholder who wishes to exercise the Arrangement Dissent Rights must

immediately contact the intermediary with whom the non-registered Shareholder deals in respect of its shares and instruct the intermediary to instruct the Canadian Depository for Securities Limited to take the necessary steps required to validly exercise the Arrangement Dissent Rights on behalf of the non-registered Shareholder in its capacity as the registered Shareholder.

13. **THIS COURT ORDERS** that any registered Shareholder who sends a Dissent Notice as provided above and does not subsequently vote in favour of the Arrangement Resolution:

(a) will be deemed to have concurrently sent a demand for payment of the fair value of all of the shares registered in their name;

(b) must deliver the certificates representing their shares to the Transfer Agent at the address noted above within 30 days after receiving written notice from Lorus that the Arrangement Resolution has been adopted by the Shareholders and in the absence of such delivery such registered Shareholders will be deemed to have so delivered his, her or its certificates representing shares; and

(c) will cease to have any rights as a Shareholder in respect of the shares registered in the name of the Shareholder other than the right to be paid the fair value of the shares as determined pursuant to the Interim Order, unless:

(i) Lorus consents to the withdrawal or abandonment of the Dissent Notice of the Shareholder;

(ii) Lorus fails to make an offer to pay as outlined in the Circular;

(iii) the directors elect not to proceed with the Arrangement; or

(iv) the application by Lorus to the court for an order approving the Arrangement is refused and all appeal rights in respect of such refusal have been exhausted without success;

in which case the registered Shareholders' rights as a Shareholder will be reinstated.

14. **THIS COURT ORDERS** that a dissenting Shareholder will be entitled, in the event that the Arrangement Resolution is approved and the Arrangement becomes effective, to be paid the fair value of the shares registered in the name of such Dissenting Shareholder. The valuation date utilized for this purpose will be the close of business on the last day occurring immediately prior to the date of the Shareholders' Meeting. Lorus may, in its sole discretion, pay or cause to be paid such fair value amount in cash or shares, or a combination of cash and shares as described in the Circular.

15. **THIS COURT ORDERS** that registered Shareholders who duly exercise their Arrangement Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their shares will be deemed to have their shares cancelled immediately prior to the effective date of the Arrangement (the "Effective Date") in consideration for the fair value paid to them by Lorus and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Arrangement Dissent Rights; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their Units, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder in accordance with the Arrangement.

16. **THIS COURT ORDERS** that in no case shall Lorus or any other person be required to recognize such Dissenting Shareholders as Shareholders after the Effective Date, and the names of such Shareholders shall be deleted from the register of Shareholders on the Effective Date.

17. **THIS COURT ORDERS** that notice to Shareholders of the right to dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of this Interim Order, the fair value of Lorus' units shall be good and sufficiently given by including information with respect thereto in the Circular to be sent to the Securityholders in accordance with paragraph 6 above.

18. **THIS COURT ORDERS** that the only persons entitled to be represented and to vote at the Securityholders' Meeting, either in person or by proxy, shall be the Securityholders of record at the close of business on the Record Date.

19. **THIS COURT ORDERS** that Lorus is authorized, at its own expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine, and may use the proxies at the Securityholders' Meeting.

20. **THIS COURT ORDERS** that the proxies to be used at the Securityholders' Meeting must be received by Computershare, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no later than 5:00 p.m. (Eastern Standard Time) on June 21, 2007 or, if the Securityholders' Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the time set for the adjourned Securityholders' Meeting.

21. **THIS COURT ORDERS** that, unless a Securityholder who has granted a proxy has agreed that it shall be irrevocable, a Securityholder shall be entitled to revoke a proxy given at any time prior to the exercise thereof at the Securityholders' Meeting by:

(a) completing and signing a proxy bearing a later date and depositing it with Computershare, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1; or

(b) depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing:

(i) at the registered office of Lorus at any time up to and including the second last business day preceding the day of the Securityholders' Meeting or any adjournment thereof; or

(ii) with the Chairperson of the Securityholders' Meeting prior to the commencement of the Securityholders' Meeting on the day of the Securityholders' Meeting or any adjournment thereof.

22. **THIS COURT ORDERS** that persons desiring to appear at the hearing for final approval of the Arrangement, scheduled for June 27, 2007 (the "Sanction Hearing"), are

required to serve on Lorus and file with the court on or before June 25, 2007, a notice of appearance in the form prescribed by the *Rules of Civil Procedure*, together with any evidence or material which is to be presented to the court. Service on Lorus is to be effected by delivery in a manner authorized by the *Rules of Civil Procedure* to the solicitors for Lorus at: McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1E6, Attention: Geoff R. Hall.

23. **THIS COURT ORDERS** that if the Sanction Hearing is adjourned, then, subject to a further order of this court, only those persons having previously served a notice of appearance in accordance with paragraph 22 shall have to be given notice of the adjournment date.

24. **THIS COURT ORDERS** that service of the Circular in accordance with paragraphs 6 and 7 shall constitute good and sufficient service of notice of the Sanction Hearing.

25. **THIS COURT ORDERS** that the Circular (Exhibit "A" to the Young Affidavit) shall be segregated from other documents or information filed in connection with this motion and shall be provided to the court in a sealed envelope identifying the action and prominently marked with the following legend:

> **"CONFIDENTIAL INFORMATION**
>
> **Pursuant to an order dated May 16, 2007 (the "Order"), this envelope shall remain sealed in the court file and shall not be opened until the filing with the court of a certificate signed by McCarthy Tétrault LLP in accordance with paragraph 25 of the Order, or upon further order of the court."**

and the sealed envelope shall not be opened until the filing with the court of a certificate signed by McCarthy Tétrault LLP confirming that the Circular, as finalized, has been made public, or upon further order of the court.

26. **THIS COURT ORDERS** that to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between this Interim Order and the terms of any instrument creating, governing or collateral to the Securities or to which such Securities are collateral, this Interim Order shall govern.

27. **THIS COURT ORDERS** that this application is amended to add New Lorus as an applicant along with Lorus, and that the title of proceedings is amended to read as follows:

> "**IN THE MATTER OF AN APPLICATION** under section 192 of the *Canada Business Corporations Act*, being R.S.C. 1985, c. C-44;
>
> **AND AN APPLICATION** under Rule 14.05(2) and Rule 14.05(3)(f) of the *Rules of Civil Procedure*;
>
> **AND IN THE MATTER OF** a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC. and 6650309 CANADA INC.

Applicants"

28. **THIS COURT ORDERS** that Lorus shall be entitled at any time to bring a motion to this court to vary this Interim Order.

Tara Stead

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

MAY 1 6 2007

PER/PAR:

Tara Stead
Registrar, Superior Court of Justice

IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC. et al.
Applicants

Court File No. 07-CL-7015

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding Commenced at Toronto

INTERIM ORDER

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E6

Geoff R. Hall LSUC# 34701O
Tel. 416 601-7856
Fax: 416 868-0673

Solicitor for the Applicants

4167078 v. 7

07-CL-7015

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION under section 192 of the *Canada Business Corporations Act,* being R.S.C. 1985, c. C-44;

AND AN APPLICATION under Rule 14.05(2) and Rule 14.05(3)(f) of the *Rules of Civil Procedure*;

AND IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC.

Applicant

APPLICATION UNDER the *Canada Business Corporations Act,* R.S.C. 1985, c. C-44, section 192 and Rule 14.05 of the *Rules of Civil Procedure.*

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on Wednesday, June 27, 2007, at 10:00 a.m., or as soon after that time as the application can be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date: May 11th 07

Issued by: [signature]
Local Registrar

Address of court office:

330 University Avenue
Toronto, Ontario M5G 1E6

TO: SECURITYHOLDERS OF LORUS THERAPEUTICS INC.

AND TO: **Richard Shaw**
Director General
Industry Canada
Corporation Directorate
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON K1A 0C8
Tel: 613/941-2837
Fax: 613/941-5783
Email: Shaw.Richard@ic.gc.ca

APPLICATION

1. The Applicant Lorus Therapeutics Inc. ("Lorus") makes an application for:

   (a) an interim order (the "Interim Order"), without notice, for advice and directions pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 (the "CBCA");

   (b) an order approving the proposed plan of arrangement (the "Arrangement") of Lorus under section 192 of the CBCA; and

   (c) such further and other relief as this Honourable Court may deem just in the circumstances.

THE GROUNDS FOR THE APPLICATION ARE:

1. Lorus is incorporated under the CBCA.

2. The Arrangement is in the best interests of Lorus, is fair and reasonable to the holders of securities of Lorus and is put forth in good faith.

3. It is not practicable for Lorus to effect fundamental changes in the nature of those contemplated by the Arrangement under any other provision of the CBCA.

4. All statutory requirements of the CBCA have been fulfilled.

5. Lorus will rely on section 192 of the CBCA and Rule 14.05 of the *Rules of Civil Procedure*.

6. Lorus will also rely on such further and other grounds as counsel may advise and this Honourable Court may permit.

THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

1. the Interim Order and other orders as may be granted by this Honourable Court;

2. the affidavit of Aiping H. Young, sworn May 11, 2007;

3. further affidavits including one reporting as to the results of any meetings convened pursuant to the Interim Order; and

4. such further and other material as counsel may advise and this Honourable Court may permit.

Dated: May 11, 2007

McCarthy Tétrault LLP
Box 48, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, ON M5K 1E5

Geoff R. Hall
Tel. 416 601-7856
Fax: 416 868-0673
LSUC# 34701O

Solicitors for the Applicant

IN THE MATTER OF a proposed plan of arrangement involving Lorus Therapeutics Inc.

LORUS THERAPEUTICS INC.
Applicant

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding Commenced at Toronto

NOTICE OF APPLICATION

McCarthy Tétrault LLP
Box 48, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, ON M5K 1E5

Geoff R. Hall
Tel. 416 601-7856
Fax: 416 868-0673
LSUC# 34701O

Solicitors for the Applicant

#4163867 v.2

APPENDIX "E"

FAIRNESS OPINION

Deloitte.

Deloitte & Touche LLP
79 Wellington Street West
Suite 1900
P.O. Box 29, TD Centre
Toronto, ON M5K 1B9

Tel: (416) 601-6150
Fax: (416) 601-6690
www.deloitte.ca

April 30, 2007

Mr. Graham Strachan
Chairman of the Board of Directors
Lorus Therapeutics Inc.
2 Meridian Road
Toronto ON
M9W 4Z7

Dear Mr. Strachan:

Subject: Fairness Opinion Related to a Proposed Recapitalization and Reorganization

Introduction

Deloitte has been engaged by the Board of Directors of Lorus Therapeutics Inc. ("Lorus") to provide a written fairness opinion (the "Fairness Opinion") related to a proposed recapitalization and reorganization (the "Arrangement") of Lorus. Specifically, we have been asked to determine if the Arrangement is fair, from a financial point of view, to the shareholders, optionholders, debentureholders, and warrantholders (collectively referred to as the "Securityholders") of Lorus.

Deloitte was not engaged to prepare, and did not prepare, a formal valuation[1] of Lorus, its subsidiaries or any other entities or assets in connection with this Fairness Opinion.

Purpose of the Fairness Opinion

We understand that the Board of Directors of Lorus requires our Fairness Opinion for corporate governance purposes. Lorus, the subsidiaries of Lorus, 6650309 Canada Inc. ("Newco"), Pinnacle International Lands, Inc. ("Pinnacle"), and an affiliate of Pinnacle ("Investor") intend to complete the Arrangement, whereby, among other things:

(a) The Securityholders will transfer their common shares, options, and warrants in exchange for the issuance by Newco of Newco common shares, Newco options, and Newco warrants, respectively, having the same value, terms, and conditions as the common shares, options, and warrants of Lorus;

(b) Newco will assume Lorus' obligation to pay the $15,000,000 convertible debentures issued to The Erin Mills Investment Corporation ("TEMIC") (the "Debentures"), plus accrued interest, in consideration for Lorus issuing a non-interest bearing promissory note to Newco for an amount equal to the amount owing under the Debentures. The right of

---

[1]This Fairness Opinion does not constitute a Calculation Valuation Report, an Estimate Valuation Report, or Comprehensive Valuation Report, as defined by the practice standards of the Canadian Institute of Chartered Business Valuators.

TEMIC to convert the Debentures into Lorus common shares will be exchanged for the right to convert such debentures into an equal number of Newco common shares;

(c) The share capital of Lorus will be reorganized to create an unlimited number of voting common shares and an unlimited number of non-voting common shares. The voting common shares and the non-voting common shares shall rank equally with respect to participation in dividends and liquidation of Lorus;

(d) Lorus' tangible business assets, prepaid expenses, receivables, antisense patent assets, Virulizin patent assets, small molecule patent assets, subsidiary shares, and all of the remaining liabilities will be transferred to Newco with the result that they become the direct and indirect assets, and liabilities of Newco in exchange for debt of Newco and the assumption of debt by Newco;

(e) Lorus will reduce its stated capital by an amount equal to its remaining cash, less the amount required to redeem its shares held by Newco in step (h) plus the remaining amount due from Newco and will distribute such property to Newco in satisfaction of the capital reduction amount;

(f) Investor will purchase the number of the Lorus voting common shares which, if combined with the aggregate number of Lorus voting common shares purchased pursuant to the Arrangement and associated transactions, would result in Investor holding a total number of Lorus voting common shares representing approximately 41% of the issued and outstanding Lorus voting common shares at the conclusion of the Arrangement. As well, Investor will purchase 100% of the Lorus non-voting common shares from Newco. The consideration for the purchases will be a cash payment of approximately $8,510,000 (the "Buyout Amount") less the aggregate of the amounts in step (j) ("Purchase Price");

(g) The Buyout Amount is subject to adjustment based on certain tax attributes of Lorus as at the close of the Arrangement, which adjustment could result in a reduction in the Purchase Price or an increase in the Purchase Price, such increase to be not more than $270,000;

(h) A portion of the Purchase Price, $600,000, will be held in escrow for one year, subject to the escrow agreement made among Investor, Newco, and an escrow agent. As well, the Purchase Price will be subject to payment and adjustment, in accordance with the share purchase agreement entered into by Investor and New Lorus;

(i) A portion of the Lorus voting common shares held by Newco that would otherwise be distributable to US resident Newco shareholders, if Newco were to distribute those shares pro rata to Newco shareholders, will be sold by Newco to Lorus in consideration of a cash payment to Newco. The cash payment will be the same price per share as is paid by Investor to Newco for Lorus shares;

(j) Pursuant to a reduction of Newco's capital, Newco will distribute:

i) to US resident Newco shareholders, the cash received by Newco on the sale of Lorus voting common shares; and

ii) to the other Newco shareholders, the remaining Lorus voting common shares held by Newco; and

(k) Investor will purchase the Lorus voting common shares held by certain significant shareholders at the fair market value price for such shares.

Upon completion of the Arrangement, Lorus shareholders will own 100% of Newco, which will continue to carry on the business of Lorus and maintain a share capital structure, board of directors, and management team substantially the same as Lorus' current share capital structure, Board of Directors, and management team. Newco will have an additional cash inflow of approximately $8,510,000 less costs incurred for the Arrangement. Lorus shareholders not resident in the US will also own approximately 0.5% of the equity interest of Lorus (to be renamed following the Arrangement).

As part of the Arrangement, Newco will apply to list its common shares on the Toronto Stock Exchange. The primary benefit of the Arrangement is the provision of non-dilutive funding for the continuation of Lorus' business.

Pinnacle expects to transfer to Lorus a 99.99% interest in Pinnacle Centre Three Limited Partnership, a 99.99% interest in Pinnacle Centre Four Limited Partnership, and shares of each general partner (Pinnacle International (Bay Street III) Inc. and Pinnacle International (Bay Street IV) Inc., respectively) at fair market value in exchange for a cash payment and debt. Both partnerships are in the business of residential real estate development in Toronto. Lorus will obtain the cash necessary for the purchase through the subscription of non-voting common shares by the Investor.

We understand that the Fairness Opinion will be sent to the Securityholders as part of the management proxy circular describing the Arrangement (the "Circular"). Any recipient of the Fairness Opinion acknowledges the restrictions in its use and circulation stated herein.

Engagement

Deloitte was first contacted by Lorus in respect of the Arrangement on August 2, 2006. Mr. Graham Strachan, Chairman of the Board of Directors, formally engaged Deloitte on October 2, 2006 to provide the Fairness Opinion (the "Engagement Agreement"). The terms of the Engagement Agreement provide that Deloitte is to be paid a fee based on time spent at standard hourly billing rates. In addition, Deloitte is to be reimbursed for its reasonable out-of-pocket expenses and be indemnified by Lorus in respect of certain liabilities which may be incurred by Deloitte in connection with the provision of its services hereunder. No part of Deloitte's fee is contingent upon the conclusions reached in this Fairness Opinion or upon the successful completion of the Arrangement.

The effective date of the Fairness Opinion is April 30, 2007.

Credentials of Deloitte

Deloitte is one of the world's largest and most reputable professional services organizations. With approximately 120,000 people in nearly 150 countries, the member firms of Deloitte deliver a broad range of professional services and serve more than one-half of the world's largest companies. Deloitte's professionals have significant experience in providing advisory services for various purposes, including fairness opinions, mergers and acquisitions, corporate finance, business valuations, litigation matters, and corporate income tax, amongst other things.

In Canada, Deloitte is one of the country's leading professional services firms and provides audit, tax, financial advisory and consulting services through more than 6,600 people in more than 46 offices. The Canadian firm is a member of Deloitte Touche Tohmatsu.

As a global market leader with over 50 valuation professionals in Canada, and 500 globally, Deloitte is a leading valuation practice with international delivery capabilities, deep financial and accounting acumen, and robust industry experience. In Toronto, our valuation services group comprises finance professionals, many of whom have earned professional designations including Chartered Business Valuator (CBV), Chartered Financial Analyst (CFA), Chartered Accountant (CA), Certified Public Accountant (CPA), and Accredited Senior Appraiser (ASA).

Independence of Deloitte

Deloitte is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Lorus. Neither Deloitte nor any of its affiliates is an advisor to Lorus in respect of the Arrangement.

On February 17, 2004, Deloitte was engaged by Lorus to provide property tax services. Property tax assessment appeals were filed for calendar years 2003 to 2005, and remain outstanding. Other than the aforementioned, Deloitte has not conducted any engagements for Lorus in the two years prior to accepting this engagement and does not have any agreed upon or contemplated future engagements to provide services to Lorus and/or its subsidiaries.

Scope of Review

In connection with preparing and rendering this Fairness Opinion, Deloitte has reviewed and relied upon, among other information, the following:

1. Non-binding letter of intent prepared by Pinnacle and addressed to Lorus;

2. Various memoranda prepared for management related to the Arrangement;

3. Draft arrangement agreement between Lorus, Nuchem Pharmaceuticals Inc. ("Nuchem"), GeneSense Technologies Inc. ("GeneSense"), Newco, Pinnacle, and Investor (the "Arrangement Agreement");

4. Specific purpose intangible asset valuation report dated December 11, 2006 and issued by Frank De Lisio, CA•CBV (the "DeLisio Valuation");

5. Letter from Frank DeLisio, CA•CBV to management of Lorus dated March 19, 2007 regarding intangible asset valuation;

6. Tax returns for Lorus and Nuchem for the years ended June 2, 2006 and May 31, 2006, respectively;

7. Draft tax return for GeneSense for the year ended December 31, 2006;

8. Various analyst reports on Lorus;

9. Subscription agreement among Lorus, GeneSense, Nuchem, and TEMIC dated October 2004;

10. List of patents including jurisdiction and expiry dates;

11. Discussions with management of Lorus, with respect to the historic and current operations, and future prospects of Lorus' drug development candidates, competitors, and other relevant business and industry trends;

12. External research sources with respect to similar or comparable transactions;

13. Draft share purchase agreement between Investor and Newco dated April 15, 2007;

14. Draft indemnification agreement between Lorus and Newco and Nuchem and Genesense received March 26, 2007 (the "Indemnification Agreement");

15. Draft notice of special meeting of Securityholders and the management proxy circular received on April 16, 2007;

16. Draft arrangement agreement among Lorus, Nuchem, Genesense, Investor, Newco, and Pinnacle received March 26, 2007;

17. Draft escrow agreement between Investor and Newco received March 26, 2007;

18. Draft letter dated April 26, 2007 from Investor to Lorus regarding the determination of buyout amount;

19. A letter of representation obtained from management of Lorus wherein they confirmed the accuracy of certain facts, and confirmed certain representations and warranties that they have made to us including a general representation that they had no information or knowledge of any facts or material information not specifically noted in this Fairness Opinion which, in their view, would reasonably be expected to affect our conclusion as to the fairness of the Arrangement; and

20. Other corporate, scientific, industry and financial market information, and analyses as Deloitte considered necessary or appropriate in the circumstances.

Deloitte's procedures consisted primarily of inquiry, review, analysis, and discussion of this information. Deloitte has not, to the best of its knowledge, been denied access by Lorus to any information requested.

Restrictions and Limitations

The Fairness Opinion is subject to the following restrictions, limitations, and qualifications, changes to which could have a significant impact on Deloitte's assessment of the fairness of the Arrangement to the Securityholders:

1. The Fairness Opinion has been prepared for the Board of Directors of Lorus and is intended for inclusion in the Circular to be distributed to the Securityholders with respect to the Arrangement. The Fairness Opinion is not to be used for any purpose other than as stated herein, and except as provided in the last sentence of this paragraph, is not intended for general circulation, nor is it to be published or made available to other parties in whole or in part without Deloitte's prior written consent in each specific instance. We do not assume any responsibility or liability for losses incurred by any parties as a result of the circulation, publication, reproduction, or use of the Fairness Opinion contrary to the provisions of this paragraph. Subject to the terms of the Engagement Agreement, Deloitte consents to the inclusion of this Fairness Opinion in a form acceptable to Deloitte in the Circular, and to the filing thereof, as necessary, by Lorus with the applicable securities commissions, stock exchanges or similar regulatory authorities in Canada and the US;

2. No opinion, counsel or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources;

3. This Fairness Opinion is rendered as of April 30, 2007 on the basis of securities markets and economic and general business and financial conditions prevailing on such date and the condition and prospects, financial and otherwise, of Lorus as they were reflected in the information and documents reviewed by Deloitte and as they were represented to Deloitte in discussions with management of Lorus;

4. Deloitte disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion which may come or be brought to Deloitte's attention after the date hereof. Without limiting the foregoing, in the event that there is a material change in any fact or matter affecting this Fairness Opinion after the date hereof, Deloitte reserves the right to change, modify or withdraw the Fairness Opinion;

5. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description. Accordingly, Deloitte's analyses must be considered as a whole and the selection of portions of the analyses or factors considered, without considering all factors and analyses together, could create a misleading view of the approaches underlying the Fairness Opinion;

6. Deloitte has not been engaged to provide and has not provided a valuation of the assets to be transferred to Lorus, specifically the 99.99% interest in Pinnacle Centre Three Limited Partnership, the 99.99% interest in Pinnacle Centre Four Limited Partnership, and shares of each general partner (Pinnacle International (Bay Street III) Inc. and Pinnacle International (Bay Street IV) Inc., respectively);

7. Deloitte has not been engaged to provide and has not provided an opinion: i) as to the relative fairness of the Arrangement as between the classes of Securityholders; ii) as to the fairness of the process underlying the Arrangement; iii) on the tax structure relating to the Arrangement; and iv) on the calculation of tax attributes that are part of this Arrangement;

8. Deloitte has not contemplated the degree of risk associated with the occurrence of certain events subsequent to the Arrangement that may affect contingent payments pursuant to the Indemnification Agreement;

9. The Fairness Opinion is not to be construed as a recommendation to any Director or Securityholder of Lorus to support or reject the proposed Arrangement. The Fairness Opinion does not provide assurance that the best possible price was obtained for assets included in the Arrangement. Deloitte has not been retained to comment on the investment or strategic merit of the Arrangement or the future operations of Lorus. Future business conditions are subject to change and are beyond the control of Deloitte, and the parties involved in the Arrangement;

10. The Fairness Opinion does not contemplate the specific tax implications, as a result of the Arrangement, to individual Securityholders;

11. This Fairness Opinion does not constitute a Calculation Valuation Report, an Estimate Valuation Report, or Comprehensive Valuation Report, as defined by the practice standards of the Canadian Institute of Chartered Business Valuators ("CICBV"). In preparing this Fairness Opinion, we were guided by Appendix B of CICBV Practice Standard No. 110 "Fairness Opinions"; and

12. In preparing the Fairness Opinion, we have not exposed the assets included in the Arrangement to the market to determine whether some third party purchasers would be prepared to negotiate prices and/or consideration for the acquisition of the assets other than those negotiated by Lorus with Investor pursuant to the Arrangement. We were not requested to solicit expressions of interest from,

or negotiate with, any third parties concerning potential alternatives to the Arrangement and we have not done so.

Major Assumptions

Deloitte has not independently verified the accuracy and completeness of the financial and other information supplied to us by management of Lorus. Deloitte has relied upon and assumed, where reasonable, the completeness, accuracy, and fair presentation of all the financial and other information, data, advice, opinions, representations, and other material obtained by us from public sources or provided to us by, on behalf of or at the request of Management or the Board of Directors, and this Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation.

In addition, Deloitte has relied upon the following major assumptions in preparing this Fairness Opinion:

1. The information referred to under "Scope of Review" is complete in all material respects;

2. With respect to Lorus' income forecasts - based on probabilities of clinical trial success, time to commercialization, market sizes and shares, revenues per patient, royalties and milestone payments from strategic partners, among other factors - provided to us and relied upon in our analysis, we have assumed that the income forecasts have been prepared on a reasonable basis reflecting current best assumptions, estimates, and judgements of management of Lorus;

3. The title to all assets, properties, or business interests purportedly owned by Lorus is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning, or related issues associated with these interests and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances, and encroachments, except for security granted to TEMIC in respect of the Debentures;

4. There were no material contingent or unrecorded liabilities, environmental liabilities, and litigation pending or threatened other than in the ordinary course of business or other than as noted in the Fairness Opinion;

5. The executed agreements related to the Arrangement would not be materially different than the draft agreements outlined in the "Scope of Review"; and

6. The Arrangement is non-dilutive to the Securityholders. Securityholder rights and privileges remain the same once the Arrangement is complete (other than such changes to ownership rights, as are contemplated by the Arrangement).

Other than the offers associated with the Arrangement or as publicly disclosed, there were no written offers to purchase the businesses or assets of Lorus during the preceding 24 months.

Should any of the above assumptions not be accurate or should any of the other information provided to us not be factual or correct, our Fairness Opinion, as expressed herein, could be different.

In completing this Fairness Opinion, Deloitte has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

Summary Description of Lorus

Lorus is a biopharmaceutical company specializing in research and development of pharmaceutical products and technologies for the treatment of cancer. Lorus has established a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical compounds to multiple ongoing Phase II clinical trials.

Lorus' success is dependent upon several factors, including establishing the efficacy and safety of its products in clinical trials, obtaining the necessary regulatory approvals to enable it to market any products that may be approved, and maintaining sufficient levels of funding through public and/or private financing.

Lorus has product candidates in three classes of anticancer therapies:

1. Immunotherapy: based on macrophage-stimulating biological response modifiers;
2. Antisense therapies: based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells; and
3. Small Molecule Therapies: based on anti-angiogenic, anti-proliferative and anti-metastatic agents.

In addition, Lorus has a number of anticancer technologies in the research and pre-clinical stages of development, including tumour suppressor gene therapy, siRNA, and U-Sense technology.

Lorus' three product candidates, that are furthest along the clinical development pipeline and with the highest probability of generating income over the next several years, are outlined below:

Virulizin
The most clinically tested product in Lorus' pipeline is Virulizin, an immunotherapy that mobilizes the body's immune systems to attack and eliminate cancer cells. Virulizin was granted Orphan Drug Status by the US Food and Drug Administration in 2001[2]. In October 2005, Lorus announced Phase III clinical trial results for Virulizin, namely that the product failed to reach statistical significance in overall mean survival times for the treatment of pancreatic cancer. However, certain patient sub-groups yielded clinically significant results and, as a consequence, Lorus decided to search for a strategic partner to fund further clinical development costs of Virulizin. Lorus has stated that it will not incur any further clinical development costs related to Virulizin without the assistance of a strategic partner.

GTI-2040 for Renal Cell Carcinoma
Lorus' leading antisense drug candidate, GTI-2040, has completed Phase II testing for renal cell carcinoma.

GTI-2040 for Acute Myeloid Leukemia (AML)
GTI-2040 is being developed for an indication in AML. The product has completed Phase II testing in this regard, under the supervision of the US National Cancer Institute.

Transaction and Consideration

In summary, Deloitte understands that the Arrangement involves those steps outlined in the section titled "Purpose of the Fairness Opinion".

[2] Orphan Drug Status is awarded by the US Food and Drug Administration (FDA) to a drug used in the treatment of a disease that afflicts less than 200,000 patients annually in the US. The purpose of Orphan Drug Status is to encourage research and testing of drugs that would help small patient populations. The FDA will help to facilitate the drug's development process by providing financial incentives, including seven years of market exclusivity after commercial approval.

Upon completion of the Arrangement, Lorus shareholders will own 100% of Newco, which will continue to carry on the business of Lorus and maintain a share capital structure, board of directors, and management team substantially the same as Lorus' current share capital structure, Board of Directors, and management team. Newco will have an additional cash inflow of approximately $8,510,000 less costs incurred for the Arrangement. Lorus' shareholders not resident in the US will also own approximately 0.5% of the equity interest in Lorus (to be renamed following the Arrangement).

Approach to Reaching Fairness Opinion

In considering the fairness of the Arrangement, Deloitte performed the following analyses, among others:

1. We considered the fair market value of Lorus' assets remaining after the Arrangement, and specifically, considered transactions that are the same as or similar to the Arrangement, and which have occurred over the last five years;

2. We reviewed and considered Lorus' tax attributes;

3. We met with management of Lorus to discuss the assumptions used in the DeLisio Valuation and in the structuring of the Arrangement;

4. We reviewed and considered Lorus management's future expectations of income from the product development candidates;

5. We reviewed Lorus' market capitalization and deduced the implied values and expectations related to Lorus' product development candidates;

6. We reviewed the process undertaken by management of Lorus and the Board of Directors in the contemplation and negotiation of the Arrangement;

7. We reviewed the various terms and conditions noted in the Arrangement Agreement to assess their impact on the overall fairness of the Arrangement to the Securityholders; and

8. We considered such other financial, market, corporate, and industry information, investigations and analysis, research, and testing of assumptions, as we considered appropriate in the circumstances.

Other Fairness Considerations

In considering the fairness of the Arrangement, Deloitte also evaluated other significant factors, which are discussed below:

1. *Form of consideration.* Many purchases of assets involve contingent consideration, including cash paid over time, depending on the actual utilization of those assets. In the case of the Arrangement, the consideration to be received by Lorus is cash to be paid at the close of the Arrangement, other than $600,000 to be held in escrow for one year. Payment of most of the consideration at the close of Arrangement is relatively more valuable due to time value of money considerations and risk considerations. We have considered the form of consideration of the Arrangement in our evaluation of fairness.

2. *Other interested parties.* The ability to determine what constitutes a fair price in any transaction is enhanced as the number of interested parties increase. Management of Lorus has indicated that they have spoken with two other parties regarding transactions similar to the Arrangement, one of which

did not proceed and the other was on terms less favourable than those available under the Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters Deloitte considered to be relevant, Deloitte is of the opinion that, as at the date hereof, the Arrangement is fair, from a financial point of view, to the Securityholders.

Yours truly,

Deloitte & Touche LLP

Iseo Pasquali
Partner
Deloitte & Touche LLP

APPENDIX "F"

INFORMATION RESPECTING LORUS

Incorporation

Capitalized terms used in this **Appendix** F that are not defined herein have those meanings set forth in the Circular to which this **Appendix F** is attached, under the heading "Glossary of Terms".

General Development of the Business

Lorus is a life sciences company focused on the research and development of effective anticancer development stage therapies with high safety. Lorus believes that it has established a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical compounds to multiple ongoing Phase II clinical trials. A growing intellectual property portfolio supports this product pipeline.

Lorus' commercial success is dependent upon several factors, including establishing the efficacy and safety of products in clinical trials, obtaining the necessary regulatory approvals to enable it to market any products that may be approved and maintaining sufficient levels of funding through public and/or private financing.

Lorus has product candidates in three classes of anticancer therapies: (i) immunotherapy, based on macrophage-stimulating biological response modifiers; (ii) antisense therapies, based on synthetic segments of DNA designed to bind to the messenger RNA (mRNA) that is responsible for the production of proteins over-expressed in cancer cells; and (iii) small molecule therapies based on anti-angiogenic, anti-proliferative and anti-metastatic agents. In addition, Lorus has a number of anticancer technologies in the research and pre-clinical stages of development, including tumour suppressor gene therapy, siRNA and U-Sense technology.

Over the past three years, Lorus has focused on advancing its product candidates through pre-clinical and clinical testing. You should be aware that it can cost millions of dollars and take many years before a product candidate may be approved for therapeutic use in humans. In addition, a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial.

Previous Distributions of Securities

During the five years preceding the date of this Circular, Lorus has not distributed any Common Shares other than as follows:

Fiscal Year Ended	Purpose	Number of Common Shares ('000's)	Gross Proceeds $('000's)
Beginning Share Balance (June 1, 2001)		**142,411**	
May 31, 2002	Exercise of Options	1,525	1,194
	Exercise of Compensation Warrants	476	265
May 31, 2003	Exercise of Options	873	715
May 31, 2004	Exercise of Options	289	171
	Share Issuance	26,220	32,775
May 31, 2005	Exercise of Options	276	112
	Issuances in respect of interest on Convertible Debentures	421	300
	Issuance under Alternate Compensation Plans	50	37
May 31, 2006	Exercise of Options	—	—
	Issuances in respect of interest on Convertible Debentures	2,153	882
May 31, 2007 (To May 24, 2007)	Exercise of Options	46	22
	Issuances in respect of interest on Convertible Debentures	3,383	961
	Private placement of Common Shares	28,800	10,400
	Private placement of Common Shares	5,000	1,800

Dividends

Dividends on Common Shares are declared at the discretion of Lorus' board of directors. To date, Lorus has not paid any dividends on its Common Shares.

Previous Purchases and Sales of Securities

Excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants and conversion rights, the only securities purchased or sold by Lorus in the past twelve months are as follows:

Date	Sale/Issuance of Common Shares	Price Per Common Share	Number of Common Shares	Gross Proceeds
June, 2006	Issuance in respect of interest on Convertible Debentures	$0.34	253,711	N/A
July, 2006	Issuance in respect of interest on Convertible Debentures	$0.33	268,933	N/A
August, 2006	Issuance in respect of interest on Convertible Debentures	$0.33	269,485	N/A
August 31, 2006	Private placement of Common Shares	$0.36	28,800,000	$10,400,000
August 31, 2006	Private placement of Common Shares	$0.36	5,000,000	$1,800,000
September, 2006	Issuance in respect of interest on Convertible Debentures	$0.29	293,916	N/A
October, 2006	Issuance in respect of interest on Convertible Debentures	$0.25	360,622	N/A
November, 2006	Issuance in respect of interest on Convertible Debentures	$0.23	376,925	N/A
December, 2006	Issuance in respect of interest on Convertible Debentures	$0.24	371,408	N/A
January, 2007	Issuance in respect of interest on Convertible Debentures	$0.30	300,013	N/A
February, 2007	Issuance in respect of interest on Convertible Debentures	$0.33	243,631	N/A
March, 2007	Issuance in respect of interest on Convertible Debentures	$0.27	331,582	N/A
April, 2007	Issuance in respect of interest on Convertible Debentures	$0.28	312,418	N/A
May, 2007 (to May 23, 2007)	None	N/A	N/A	N/A

Consolidated Capitalization Table

The following table and notes sets out Lorus' consolidated capitalization as at May 31, 2006 and February 28, 2007. The table should be read in conjunction with the audited consolidated financial statements and related notes for the year ended May 31, 2006 that have been specifically incorporated by reference in the Circular.

	As at May 31, 2006 ($'000)	As at February 28, 2007 ($'000) (Unaudited)
Capitalization:		
Common shares	$145,001	$157,449
Debt portion of secured convertible debentures	11,002	11,684
Equity portion of secured convertible debentures	3,814	3,814
Stock options	4,525	4,844
Contributed surplus	7,665	7,706
Warrants	991	991
Deficit accumulated during development stage	(164,552)	(172,501)
TOTAL	$ 8,446	$ 13,987

To the knowledge of the directors and senior officers of Lorus, after reasonable enquiry, as of May 23, 2007, the only persons that owned, of record or beneficially (directly or indirectly) or exercise control or direction over securities of Lorus carrying more than 10% of any class of equity of Lorus are as follows:

			As at May 23, 2007	
Name,	Class	Type of Ownership	Number of Securities	Percentage of Class
High Tech Beteiligungen GmbH & Co. KG, Dusseldorf, Germany[1]	Common Shares	Beneficial and of record	29,090,000	13.7%

(1) Includes 290,000 Common Shares owned by Conpharm Anstalt, which exercises control and direction over the securities on authority delegated to it by the general partner of High Tech.

Description of Convertible Debentures and Warrants

On October 6, 2004, Lorus entered into a Subscription Agreement (the "Agreement") to issue an aggregate of $15 million of secured convertible debentures. The Convertible Debentures are secured by a first charge over all of the assets of Lorus. Lorus received $4.4 million on October 6, 2004 (representing a $5 million Convertible Debenture less an investor fee representing 4% of the $15 million to be received under the Agreement), and $5 million on each of January 14 and April 15, 2005. All debentures issued under this Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime +1% until such time as Lorus' share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Interest is payable in Common Shares until the Common Shares trade at a price of $1.00 or more after which interest will be payable in cash or Common Shares at the option of the debenture holder. Common Shares issued in payment of interest will be issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $15 million principal amount of Convertible Debentures issued on October 6, 2004, January 14 and April 15, 2005 is convertible at the holder's option at any time into Common Shares with a conversion price per share of $1.00. With the issuance of each $5 million debenture, Lorus issued to the debt holder from escrow one million purchase warrants expiring October 6, 2009 to buy Common Shares at a price per share equal to $1.00.

The Warrants are convertible into Common Shares at an exercise price of $1.00 per Common Share and expire on October 6, 2009. In connection with the Arrangement, the Warrants will be repurchased from the holder for an aggregate purchase price of $252,000.

Additional Information concerning Lorus and Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from the documents filed with the securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities"). Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Lorus, at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7, Telephone: (416) 798-1200, Facsimile: (416) 798-2200. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Corporate Secretary of Lorus at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents filed by Lorus with the Canadian Securities Authorities are specifically incorporated by reference into, and form an integral part, of the Circular:

- the management information circular of Lorus dated August 11, 2006 prepared in connection with the annual meeting of shareholders of Lorus held on September 21, 2006 (excluding those sections not required to be incorporated by reference herein);
- Lorus' Annual Information Form dated August 11, 2006 for the financial year ended May 31, 2006;
- Lorus' audited consolidated balance sheets as at May 31, 2006 and 2005 and consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006, and the notes thereto, together with the report of the auditors thereon dated August 9, 2006;
- Lorus' refiled management's discussion and analysis of the financial condition and results of operations for the financial year ended May 31, 2006;
- the interim unaudited consolidated financial statements relating to the three and nine month periods ended February 28, 2007, and the notes thereon;
- Lorus' management's discussion and analysis of the financial condition and results of operations for the quarter ended February 28, 2007;
- Lorus' material change report dated September 8, 2006 announcing the successful completion of the transaction with High Tech to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million, pursuant to a share purchase agreement dated as of July 13, 2006;
- Lorus' material change report dated September 8, 2006 announcing the successful completion of the transaction with Technifund to issue, on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million;
- Lorus' material change report dated September 26, 2006 announcing that Dr. Jim A. Wright will step down as the President and Chief Executive Officer of Lorus on September 21, 2006 and that Dr. Aiping Young will assume the position of President and Chief Executive Officer of Lorus on September 21, 2006;
- Lorus' material change report dated May 11, 2007 announcing the entering into of the Arrangement Agreement; and
- the Arrangement Agreement.

APPENDIX "G"

INFORMATION RESPECTING NEW LORUS

Incorporation

Capitalized terms used in this **Appendix G** that are not defined herein will have those meanings set forth in the Circular to which this **Appendix G** is attached, under the heading "Glossary of Terms".

6650309 Canada Inc. ("**New Lorus**") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the CBCA on November 1, 2006. New Lorus' head office is located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7. The articles and by-laws of New Lorus are substantially the same as those of Lorus.

General Development of Business

New Lorus has not carried on any active business since its incorporation. As of the date hereof, the sole shareholder of New Lorus is Lorus. Following the completion of the Arrangement, New Lorus will use the Assets transferred from Lorus to New Lorus pursuant to the Arrangement to carry out the business as carried on by Lorus prior to the completion of the Arrangement.

Directors and Management

Following completion of the Arrangement, the board of directors of New Lorus will be comprised of those same individuals who are currently the directors of Lorus. In addition, the management team of New Lorus will be comprised of those individuals who are currently the management team of Lorus.

BUSINESS AND STRATEGY

New Lorus will carry out the business carried on by Lorus prior to the completion of the Arrangement. For more information regarding the business to be carried out by New Lorus, please see **Appendix F** (Information respecting Lorus) attached to this Circular and in particular the Annual Information Form of Lorus dated August 11, 2006 for the financial year ended May 31, 2006, which is incorporated by reference therein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

New Lorus will carry out the same business carried on by Lorus prior to the completion of the Arrangement. As such, the historical selected consolidated financial information regarding this business, as carried on by Lorus, may be of interest to readers. For information regarding this historical selected consolidated financial information, please see the financial information incorporated by reference in this Circular.

As well, for information regarding the opening balance sheet of New Lorus on November 1, 2006, please see **Appendix J** (Balance Sheet of New Lorus) attached to this Circular.

For pro forma information relating to New Lorus after giving effect to the Arrangement and certain other adjustments, see **Appendix I** (Unaudited Pro Forma Balance Sheet Of RealCo) attached to this Circular.

CAPITALIZATION

New Lorus is authorized to issue an unlimited number of New Lorus Common Shares. Upon the Arrangement being completed, a number of New Lorus Common Shares equal to the number of Common Shares issued and outstanding immediately prior to the completion of the Arrangement will be issued and, outstanding. Additional New Lorus Common Shares will be reserved for issuance in order to satisfy New Lorus obligations under the New Lorus Stock Option Plan, estimated to be 31,788,000 New Lorus Common Shares and the valid conversion of the Convertible Debentures, representing 15,000,000 New Lorus Common Shares. See "Convertible Securities".

The holders of the New Lorus Common Shares are entitled to dividends if, as and when declared by the board of directors, to one vote per New Lorus Common Share at meetings of the shareholders, and upon liquidation, dissolution or winding-up of New Lorus, to receive such assets of New Lorus as are distributable to the holders of the New Lorus Common Shares. All of the New Lorus Common Shares issued and outstanding on completion of the Arrangement will be fully paid-up and non-assessable. As of the date hereof, the sole shareholder of New Lorus is Lorus. Lorus owns one New Lorus Common Share, having a stated capital of $1.

CONVERTIBLE SECURITIES

New Lorus currently has no options or convertible securities outstanding nor has it reserved any shares for this purpose.

Pursuant to the Arrangement, the Options and Warrants will be exchanged for the New Lorus Options and the New Lorus Warrants. The Convertible Debentures will be assumed by New Lorus pursuant to the Debenture Assumption Agreement and the New Lorus Warrants will be repurchased by New Lorus pursuant to the Warrant Repurchase Agreement. See **Appendix F** (Information respecting Lorus) for a description of the Convertible Debentures.

The New Lorus Stock Option Plan will be substantially the same as the current Lorus Stock Option Plans, other than rights to acquire Common Shares will be substituted for rights to acquire New Lorus Common Shares.

Accordingly, the New Lorus Stock Option Plan will enable New Lorus to grant share options to employees, directors, and individuals in special contract relationships.

The number of New Lorus Common Shares available for issue under the New Lorus Stock Option Plan will be a rolling rate of 15% of the issued New Lorus Common Shares. The board of directors of New Lorus, within certain limitations, will determine the terms, conditions and limitations of options granted under the New Lorus Stock Option Plan. Under the New Lorus Stock Option Plan, (a) the number of New Lorus Common Shares reserved for insiders, at any time, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding New Lorus Common Shares, (b) the number of New Lorus Common Shares issued to any one insider, within any one year period, under all share compensation arrangements, cannot exceed 10 per cent of issued and outstanding New Lorus Common Shares, and (c) the number of New Lorus Common Shares reserved for issuance under all share compensation arrangements may not exceed 5 per cent of issued and outstanding New Lorus Common Shares. The New Lorus Stock Option Plan may be amended by the board of directors of New Lorus for the proper administration of such plan, subject to regulatory approval, if required. The exercise price per New Lorus Common Share will be determined by the board of directors of New Lorus, but shall not be less than the closing price of the New Lorus Common Shares on the TSX on the day prior to the day on which the option is granted. The board of New Lorus will fix the term of each option when the option is granted, but such term may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee will be entitled to purchase, on a cumulative basis, 50 per cent after the first year and 25 per cent of the optioned New Lorus Common Shares in each of the next two years. However, in certain circumstances, options may be granted entitling an optionee to purchase 100 per cent of the New Lorus Common Shares earlier than the general pattern. In the event that New Lorus' relationship with an optionee terminates, the provisions of the New Lorus Stock Option Plan specifies the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with New Lorus. Entitlement to unvested options ceases immediately upon termination of employment and entitlement to vested options ceases three months after employment is terminated. The board of New Lorus will be entitled to provide exceptions to this termination as deemed appropriate. For all optionees, entitlement will continue for nine months in the event of death. The ability of an optionee to exercise an option under the New Lorus Stock Option Plan may be accelerated in the event of a change of control of New Lorus. The exercise price per New Lorus Common Share is payable in full on the date of exercise. Options granted under the New Lorus Stock Option Plan are not assignable.

DIVIDEND POLICY

To date, New Lorus has not paid any dividends on its issued and outstanding common shares. Consistent with Lorus' past practice, New Lorus intends to retain future earnings, if any, for use in its business. Any determination to pay future dividends will remain at the discretion of New Lorus' board of directors and will be made taking into account its financial condition and other factors deemed relevant by New Lorus.

PRINCIPAL SHAREHOLDER

To the knowledge of New Lorus, no single person will, directly or indirectly, own more than 10% of the issued and outstanding New Lorus Common Shares upon completion of the Arrangement other than High Tech.

DIRECTORS AND OFFICERS

Currently and following completion of the Arrangement, the board of directors New Lorus is and will be comprised of those directors who are currently directors of Lorus. In addition, the management team of New Lorus will be comprised of those individuals who are currently the management team of New Lorus.

For a full description of the directors and officers of New Lorus, see the Management Information Circular of Lorus dated August 11, 2006 incorporated herein by reference in **Appendix F** (Information respecting Lorus) attached to this Circular.

CORPORATE GOVERNANCE

In connection with the Arrangement, New Lorus will adopt and continue Lorus' existing corporate governance practices, including the adoption of the mandates and policies and a code of business conduct and ethics, which are substantially similar to those of Lorus. For a description of Lorus' corporate governance practices, see Schedule "A" of the Management Information Circular of Lorus dated August 11, 2006 under the heading "Corporate Governance Practices" and Lorus' Annual Information Form dated August 11, 2006 for the financial year ended May 31, 2006 under the heading "Audit Committee Information", all of which are incorporated by reference in this Circular.

RISK FACTORS

New Lorus will carry out substantially the same business carried on by Lorus prior to the completion of the Arrangement. The risk factors affecting this business are those listed in the Annual Information Form of Lorus dated August 11, 2006 for the financial year ended May 31, 2006, which is incorporated by reference in this Circular.

LEGAL PROCEEDINGS

New Lorus is not currently a party to any legal proceedings, nor is New Lorus currently contemplating any legal proceedings.

Pursuant to the Indemnification Agreement, New Lorus will fully indemnify and save harmless Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the Effective Time relating to the Assets or the conduct of the business of Lorus prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the Assets, and (iii) prior to or at the Effective Time relating to, with certain exceptions, any of the activities of Lorus or the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of New Lorus are expected to be KPMG LLP, 4100 Yonge Street, Suite 200, Toronto, Ontario, M2P 2H3.

Computershare Investor Services Inc. is expected to be named the registrar and transfer agent for the New Lorus Common Shares at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

New Lorus has not entered into any material contracts prior to the date hereof, other than the Arrangement Agreement.

Pursuant to the Arrangement, New Lorus will enter into the agreements contemplated by the Arrangement, including the Antisense Patent Assets Transfer Agreement, the Debenture Assumption Agreement, the Subsidiary Share Purchase Agreements, the Pinnacle Share Purchase Agreement, the Warrant Repurchase Agreement and the Indemnification Agreement.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed under the heading "Interests of Certain Persons in Matters to be Acted On" in the Circular and under the heading "Material Contracts" in this **Appendix G**, no material transactions involving New Lorus have been entered into since its incorporation, or are proposed to be entered into, in which any existing director, officer or principal shareholder of Lorus or New Lorus, or any associates or affiliates thereof or any other informed person within the meaning of National Instrument 51-102 — *Continuous Disclosure Obligations*, has had or expects to have a material interest. See "Voting Securities and Principal Holders Thereof" and "The Arrangement — Treatment of Options, Warrants and Convertible Debentures" of this Circular.

APPENDIX "H"

INFORMATION RESPECTING REALCO AND FINANCIAL STATEMENTS OF THE PINNACLE PARTNERSHIPS

TABLE OF CONTENTS

128

APPENDIX "H"

INFORMATION RESPECTING REALCO

The information provided in this **Appendix H**, other than any information relating to Lorus prior to the Effective Time, has been prepared for Securityholders by Investor in order for Securityholders to form a reasoned judgment regarding certain proposed transactions as part of the Arrangement. Other than any information relating to Lorus prior to the Effective Time, Lorus, Lorus' board of directors and Lorus' officers and employees are not responsible for the contents of this **Appendix H** nor for any omission on the part of Investor to disclose facts or events that may affect the accuracy of any such information.

Unless otherwise defined in this **Appendix H**, terms used in this **Appendix H** will have the meaning as ascribed to such terms in the Circular under the heading "Glossary of Terms".

As part of the transactions contemplated by the Plan of Arrangement, Securityholders will be approving and ratifying the following transactions (collectively, the "**Follow-On Real Estate Transactions**"):

- the purchase by RealCo of all of the limited partnership units in Pinnacle Centre Three Limited Partnership ("**Pinnacle LP III**") and Pinnacle Centre Four Limited Partnership ("**Pinnacle LP IV**") held by Pinnacle Bay Street Development Partnership ("**GP Lands**"), a related entity of Pinnacle, for a total purchase price of $1,200,000 (the "**Purchase Price**"). The Purchase Price will be satisfied by way of a cash payment in the amount of $700,000 and an interest bearing demand promissory note in the principal amount of $500,000;
- the issue by RealCo to Investor of 294,296,851 RealCo Non-Voting Shares at a subscription price of $0.0040775156 per RealCo Non-Voting Share for a total subscription price of $1,200,000, part of which will be used to fund the cash portion of the Purchase Price and for general working capital;
- the engagement by each of Pinnacle International (Bay Street III) Plaza Inc. ("**GP III**") (on behalf of Pinnacle LP III) and Pinnacle International (Bay Street IV) Plaza Inc. ("**GP IV**") (on behalf of Pinnacle LP IV) of Mondiale Construction Ltd. ("**Mondiale**"), a related entity of Pinnacle, GP III and GP IV, to provide general contractor services in connection with the construction of the Towers (as defined in this Appendix) pursuant to separate services agreements to be entered into between each of GP III and GP IV and Mondiale (collectively, the "**Construction Services Agreements**");
- the engagement of Anson Realty Ltd. ("**Anson Realty**") by Pinnacle LP III and Pinnacle LP IV to act as the exclusive agent to market and sell the residential condominium units in the Towers (as defined in this Appendix) (the "**Sales Agency Agreement**"); and
- the engagement of RealCo by Pinnacle and its affiliates, including Pinnacle LP III and Pinnacle LP IV, for the provision of real estate development project management services or marketing services, or both, in respect of current and future real estate development projects (the "**Project Services Agreement**").

The Follow-On Real Estate Transactions are described in this Appendix. With the exception of the Sales Agency Agreement, which was entered into on September 1, 2006, the Follow-On Real Estate Transactions are expected to be completed concurrently with the completion of the Arrangement.

Summary of the Follow-On Real Estate Transactions

At the Meeting, Securityholders will be asked to approve the Arrangement, which will include the Follow-On Real Estate Transactions and the other transactions described below.

As part of the Arrangement, Investor will acquire approximately 41% of the RealCo Voting Shares and 100% of the RealCo Non-Voting Shares then outstanding (together, the "**RealCo Shares**") and RealCo will complete the Follow-On Real Estate Transactions. At the Effective Time, Non-U.S. Persons will hold, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding, representing approximately a 0.5% economic equity interest in RealCo. Following the completion of the Arrangement, RealCo may raise additional capital on a dilutive basis to focus on pursuing opportunities as a real estate development company. Following the completion of the Arrangement, RealCo will continue to British Columbia under the BCBCA.

The Purchase Price is equal to the total of the estimated fair market value of the LP III Units and LP IV Units (as such terms are defined in this Appendix). Investor proposes to provide the $1,200,000 to fund, in part, the cash portion of the Purchase Price and for general working capital through the subscription by Investor for an additional 294,296,851 RealCo Non-Voting Shares, resulting in Investor owning at the Effective Time, in the aggregate, approximately a 99.5% economic equity interest in RealCo (following the acquisition of the RealCo Shares and issue of such additional RealCo Non-Voting Shares).

Pinnacle LP III and Pinnacle LP IV, together with certain other entities related to Pinnacle, intend to pursue a real estate development project (the "**Project**") to be known as "Pinnacle Centre" (with the development by Pinnacle LP III known as "Success Tower"), comprising four residential and mixed-use towers and parking facilities in downtown Toronto, Ontario on a site bounded by Yonge Street, Bay Street, Harbour Street and Lakeshore Boulevard, of which the Pinnacle Lands (as defined below) form a part (the "**Site**"). Pinnacle LP III and Pinnacle LP IV intend to develop and construct two of those four towers and related parking facilities to be known as Tower III and Tower IV, respectively, on lands beneficially owned by GP Lands that are legally known as PIN 21384-0117 (LT) Part of Block 5, Registered Plan 655E, designated as Parts 1, 2, 3, 4, 9, 15, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 39, 40, 41, 42, 43, 44, 45, 50, 51, 54, 55, 56 and 57, Plan 66R-22447 and Part of Block 5, Plan 655E, designated as Part 1, Plan 66R-22840, save and except Part of Block 5, Plan 655E, designated as Part 1, Plan 66R-22753 and save and except Part 1, Plan 66R-22821, City of Toronto. These lands (collectively, the "**Pinnacle Lands**") include the lands on which Tower III and Tower IV will be constructed and the portion of Tower I, Tower II, Tower III and Tower IV designated as retail, office and hotel use (Tower IV only) and commercial parking facilities (collectively, the "**Retail Portion**").

The first stage of the Project was the construction of Tower I, which is located on the Site and was developed by Pinnacle Centre One Limited Partnership. The second stage of the Project was the construction of Tower II, which is located on the Site and was developed by Pinnacle Centre Two Limited Partnership. Site preparation and initial construction work for Tower III, for which Pinnacle LP III is the developer, has commenced with an expected completion date of August 2009. Construction of Tower IV, for which Pinnacle LP IV is the developer, is expected to commence in 2008 with completion expected in the fall of 2010. (Tower I, Tower II, Tower III and Tower IV are collectively referred to in this Appendix as the "**Towers**"). It is expected that each of the Towers will be a residential and mixed-use condominium building. The timing for the commencement and completion of construction of Tower III and Tower IV depends on a number of factors, including general market conditions, and may be altered at the sole discretion of the respective developer of Tower III and Tower IV.

The following table sets out, based on current expectations, additional details of the Towers:

Tower	Gross Floor Area (sq. ft.)	Total Number of Units
Tower I	474,538	508
Tower II	245,188	297
Tower III	464,280	501
Tower IV	429,243	496
Total	1,613,249	1802

Pursuant to two lease agreements (collectively, the "**Leases**") each dated February 15, 2006, as amended, Pinnacle International (Bay St.) Ltd. pursuant to the direction of GP Lands has leased a portion of the Pinnacle Lands to each of Pinnacle LP III and Pinnacle LP IV, respectively. Each Lease includes, subject to certain terms and conditions, an option in favour of Pinnacle LP III and Pinnacle LP IV to purchase the respective portions of GP Lands' beneficial interest of the Pinnacle Lands (excluding the Retail Portion) attributable to the applicable Tower and included in the registration of the Tower as a freehold condominium under the *Condominium Act* 1998 (Ontario) (the "**Condo Act**"). In the event that such options are exercised, the total purchase price for the Pinnacle Lands (excluding the Retail Portion) will be $45,000,000, being the estimated fair market value on the date hereof. Each option will become exercisable upon registration of the relevant Tower under the Condo Act. In addition, each Lease provides for a cost sharing agreement (collectively, the "**Cost**

Sharing Agreements") between GP Lands, Pinnacle International (Bay St.) Ltd. and Pinnacle LP III or Pinnacle LP IV, as applicable, regarding the allocation of costs relating to the construction of portions of Tower III that will be designated as retail and office use and commercial parking facilities and portions of Tower IV that will be designated as retail and office use, commercial parking facilities and the Hotel Component (as defined in this Appendix). The Retail Portion will not be subject to any option to purchase and GP Lands will remain as the owner of that portion.

RealCo, initially through Pinnacle LP III and Pinnacle LP IV, is expected to focus its activities on the development of the Pinnacle Lands. In the future, RealCo may pursue opportunities in the real estate sector, depending upon market conditions and available financing, but no other opportunity has been identified or is contemplated at this time.

Pinnacle International Lands, Inc.

Pinnacle was incorporated on July 26, 2001 pursuant to the BCBCA. Its head office is located at Suite 300, 911 Homer Street, Vancouver, British Columbia, V6B 2W6. Mr. Michael De Cotiis is the Chair and Chief Executive Officer of Pinnacle and is also the President of Investor.

Pinnacle and its affiliates have been involved in the development, design, construction and management of real estate for over thirty years. Pinnacle's developments include exclusive urban residences from Toronto high-rise penthouses to waterview landmarks in Vancouver.

Pinnacle Centre Three Limited Partnership

General .

Pinnacle LP III is a limited partnership formed under the laws of the Province of Ontario pursuant to a limited partnership agreement (the "**Original Pinnacle III LP Agreement**") dated February 15, 2006 between GP III and GP Lands. The sole general partner of Pinnacle LP III is GP III, an affiliate of Pinnacle. The business of Pinnacle LP III is to acquire and develop a portion of the Pinnacle Lands and finance, construct and develop Tower III. Prior to the closing of the Follow-On Real Estate Transactions, the Original Pinnacle III LP Agreement will be amended. The following is a description of the amended limited partnership agreement (such amended agreement referred to hereinafter as the "**Pinnacle III LP Agreement**").

Allocation of Net Income and Losses

The net income or loss of Pinnacle LP III for each fiscal year will be allocated as follows:

(i) to GP III, the greater of 0.01% and the percentage obtained by dividing (A) the amount paid in cash or the amount agreed to in respect of property contributed by GP III to Pinnacle LP III in respect of the partnership interest of GP III less the amount of cash or the amount agreed to in respect of property which has been paid or distributed to GP III as a return of stated capital prior to such time (the "**GP Stated Capital**") by (B) the total of the GP Stated Capital and the amount paid in cash or the agreed value of property contributed by the limited partner(s) to Pinnacle LP III in respect of the LP III Units (as defined below) held by such limited partner(s) less the amount of cash or the agreed value of property which has been paid or distributed to such limited partner(s) as a return of stated capital prior to such time; and

(ii) to the limited partner(s), the balance thereof pro rata to the number of LP III Units held by such limited partner at the end of such fiscal period.

Income and loss of Pinnacle LP III for tax purposes is allocated to each partner in the same proportion as income or loss is allocated for accounting purposes with certain adjustments based on applicable tax legislation.

Capital Contribution

The interests of the limited partner(s) in Pinnacle LP III are represented by an unlimited number of Class A limited partnership units ("**Class A III Units**") and an unlimited number of Class B limited partnership units ("**Class B III Units**"; the Class A III Units and the Class B III Units are collectively referred to herein as the "**LP III Units**"). As part of the Follow-On Real Estate Transactions, RealCo will purchase from GP Lands all of the LP III Units held by GP Lands, which consist of 999 Class A Units.

GP III, as general partner, is not required to subscribe for any LP III Units or otherwise contribute any capital to Pinnacle LP III (other than the $1 of consideration previously contributed). GP III is entitled, at its discretion, to contribute further amounts to Pinnacle LP III through the purchase of additional LP III Units, but in doing so must offer the limited partner the right to purchase the same number of LP III Units. Such an offer will constitute the only circumstances in which a limited partner will be entitled to increase its contribution in Pinnacle LP III, except as otherwise agreed to by GP III.

Reimbursement of GP III

Pinnacle LP III will reimburse GP III for all direct costs and expenses incurred in the performance of its duties as general partner under the Pinnacle III LP Agreement.

Compensation

GP III shall be entitled to an additional profit allocation of Pinnacle LP III based on the performance of Pinnacle LP III. If the Project is completed at a total construction cost equal to or less than the approved construction budget, as determined by the parties to the Construction Services Agreement (the "**Approved Construction Budget**"), or completed on or before December 31, 2009 (the "**Projected Completion Date**"), the General Partner's Share (as defined in the Pinnacle III LP Agreement) will include an additional profit allocation equal to 0.5% of the Approved Construction Budget.

Limited Liability

The liability of the limited partner(s) is limited to the amount of the subscription price paid in respect of the LP III Units. Insofar as the liability of limited partner(s) is not so limited, GP III, as general partner, shall indemnify the limited partner(s) for any loss, damage, injury or other liability suffered or incurred as a result of any act or omission of GP III attributable to fraud, bad faith, or as a result of willful misfeasance or gross negligence. Where such liability arises out of an act or omission of limited partner(s), GP III will have no obligation to indemnify limited partner(s). Since GP III has no significant assets or financial resources, its indemnity in this regard may have only nominal value.

A limited partner may lose its limited liability in certain circumstances, including as a result of the limited partner taking part in the management or control of the business conducted by the partnership of which it is a limited partner. Pursuant to the Project Services Agreement, RealCo will be retained by Pinnacle and its affiliates, including Pinnacle LP III and Pinnacle LP IV, to provide project and construction management services that may be considered to be related to the management of the business such entities.

Pinnacle LP III will indemnify GP III, the general partner, from any losses or other liabilities incurred by GP III arising out of its activities on behalf of Pinnacle LP III, but only where such activities were performed in good faith and are not in breach of the Pinnacle III LP Agreement, fraudulent, in bad faith, or as a result of willful misfeasance or gross negligence. Such an indemnification contemplated in this paragraph will be satisfied from the assets of Pinnacle LP III and the limited partners of Pinnacle LP III will not be liable.

Restriction on Borrowing from Affiliated Entities

Pinnacle LP III may, directly or indirectly, enter into contracts, including the obtaining of financing from GP III or any Affiliated Entity (as defined below), without the necessity of obtaining any consent from any limited partner to any such contract, if such contract has been entered into in good faith on terms that are comparable to those that could have been obtained in a comparable transaction by Pinnacle LP III on an arm's length basis with a third party and such contract: (A) does not result in Pinnacle LP III guaranteeing or becoming liable for any separate liability or indebtedness of the general partner or any Affiliated Entity, (B) does not involve Pinnacle LP III lending any funds of Pinnacle LP III to GP III, and (C) is not for the purchase of any securities of GP III.

For the purposes of the Pinnacle III LP Agreement, an Affiliated Entity is defined as:

(a) any other body corporate affiliated (within the meaning of the *Business Corporations Act* (Ontario) (the "**OBCA**")) with the general partner;

(b) any partnership in which GP Lands is the general partner; or

(c) any person who (alone or together with another Affiliated Entity) controls the general partner or is related (within the meaning of the Tax Act) to the general partner.

Where GP III enters into such a contract as described, it shall give at least 30 days written notice to the limited partners of Pinnacle LP III.

Pursuant to a loan agreement (the "**Pinnacle III Loan Agreement**") to be entered into between Pinnacle LP III and Pinnacle International Realty Group Inc., a related entity of Pinnacle, Pinnacle LP III may, subject to the satisfaction of certain conditions in favour of Pinnacle International Realty Group Inc., borrow up to $60,000,000 from Pinnacle International Realty Group Inc. or one or more of its affiliates. Pursuant to the Pinnacle III LP Agreement, the limited partner has acknowledged and agreed that the Pinnacle III Loan Agreement and any loans to Pinnacle LP III by an Affiliated Entity outstanding as of April 27, 2007 meet the requirements described above without the necessity of obtaining any further consent.

Pinnacle International (Bay Street III) Plaza Inc.

General

GP III was incorporated on February 13, 2006 pursuant to the OBCA to act as the general partner of Pinnacle LP III. Its head office is located at 40 King Street West, Suite 5800, Toronto, Ontario. Mr. Michael De Cotiis is the president, secretary and sole director of GP III.

Functions and Powers of GP III

GP III has the sole authority to manage the business and affairs of Pinnacle LP III, to make all decisions regarding the business of Pinnacle LP III and to bind Pinnacle LP III in respect of any such decisions. GP III has the power to enter into certain transactions on behalf of the Pinnacle LP III with entities related to GP III without the consent of the limited partner(s). GP III is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Pinnacle LP III and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in GP III to manage the business and affairs of Pinnacle LP III include all authority necessary or incidental to carry out the objects, purposes and business of Pinnacle LP III, including the ability to engage agents to assist GP III to carry out its management obligations and administrative functions in respect of Pinnacle LP III and its business.

Restrictions on Authority of GP III

GP III is prohibited, without the prior approval of the limited partner(s), from dissolving Pinnacle LP III. Also, GP III is prohibited from transferring any or all its LP III Units, unless it seeks to resign as general partner and such resignation is consistent with the terms of the Pinnacle III LP Agreement.

Withdrawal or Removal of GP III

GP III will be permitted to resign as general partner provided that certain conditions under the Pinnacle III LP Agreement are met, and provided that GP III may not resign if the effect of its resignation would be to dissolve Pinnacle LP III.

GP III may be removed as general partner by the limited partner(s) only where GP III does not exercise its power and discharge its duties under the Pinnacle III LP Agreement honestly, in good faith and in the bests interest of the partnership, or does not exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Additionally, the limited partner(s) may remove GP III as general partner by a resolution appointing a successor general partner which meets the requirements set out in the Pinnacle III LP Agreement and has agreed to act as general partner under the Pinnacle III LP Agreement, which resolution must be approved by not less than 67% of votes cast by holders of the LP III Units then outstanding.

In the event of bankruptcy, insolvency or making an assignment for the benefit of creditors of GP III, GP III will not be deemed to have resigned as general partner of the Pinnacle III LP.

Pinnacle Centre Four Limited Partnership

General

Pinnacle LP IV is a limited partnership formed under the laws of the Province of Ontario pursuant to a limited partnership agreement (the "**Original Pinnacle IV LP Agreement**") dated February 15, 2006 between GP IV and GP Lands. The sole general partner of Pinnacle LP IV is GP IV, an affiliate of Pinnacle. The business of Pinnacle LP IV is to acquire and develop a portion of the Pinnacle Lands and finance, construct and develop Tower IV. Prior to the closing of the Follow-On Real Estate Transactions, the Original Pinnacle IV LP Agreement will be amended to, among other things, allow for the transfer of the LP IV Units (as defined in this Appendix) to RealCo (such amended agreement referred to hereinafter as the "**Pinnacle IV LP Agreement**").

Except as otherwise described herein, the terms of the Pinnacle IV LP Agreement are, in substance, identical to those contained in the Pinnacle III LP Agreement and described above.

Similar to Pinnacle LP III, the interests of the limited partner(s) in Pinnacle LP IV are represented by an unlimited number of Class A limited partnership units ("**Class A IV Units**") and an unlimited number of Class B limited partnership units ("**Class B IV Units**", the Class A IV Units and the Class B IV Units are collectively referred to herein as the "**LP IV Units**"). As part of the Follow-On Real Estate Transactions, RealCo will purchase from GP Lands all of the LP IV Units held by GP Lands, which consist of 999 Class A Units.

Limited Liability

The liability of the limited partner(s) is limited to the amount of the subscription price paid in respect of the LP IV Units. Insofar as the liability of limited partner(s) is not so limited, GP IV, as general partner, shall indemnify the limited partner(s) for any loss, damage, injury or other liability suffered or incurred as a result of any act or omission of GP IV attributable to fraud, bad faith, or as a result of wilful misfeasance or gross negligence. Where such liability arises out of an act or omission of limited partner(s), GP IV will have no obligation to indemnify limited partner(s). Since GP IV has no significant assets or financial resources, its indemnity in this regard may have only nominal value.

A limited partner may lose its limited liability in certain circumstances, including as a result of the limited partner taking part in the management or control of the business conducted by the partnership of which it is a limited partner. Pursuant to the Project Services Agreement, RealCo will be retained by Pinnacle and its affiliates, including Pinnacle LP III and Pinnacle LP IV, to provide project and construction management services that may be considered to be related to the management of the business such entities.

Pinnacle LP IV will indemnify GP IV, the general partner, from any losses or other liabilities incurred by GP IV arising out of its activities on behalf of Pinnacle LP IV, but only where such activities were performed in good faith and are not in breach of the Pinnacle IV LP Agreement, fraudulent, in bad faith, or as a result of wilful misfeasance or gross negligence. Such an indemnification contemplated in this paragraph will be satisfied from the assets of Pinnacle LP IV and the limited partners of Pinnacle LP IV will not be liable.

Restriction on Borrowing from Affiliated Entities

Pinnacle LP IV may, directly or indirectly, enter into contracts, including the obtaining of financing from GP IV or any Affiliated Entity (as defined below), without the necessity of obtaining any consent from any limited partner to any such contract, if such contract has been entered into in good faith on terms that are comparable to those that could have been obtained in a comparable transaction by Pinnacle LP IV on an arm's length basis with a third party and such contract: (A) does not result in Pinnacle LP IV guaranteeing or becoming liable for any separate liability or indebtedness of the general partner or any Affiliated Entity,

(B) does not involve Pinnacle LP IV lending any funds of Pinnacle LP IV to GP IV, and (C) is not for the purchase of any securities of GP IV.

Where GP IV enters into such a contract as described, it shall give at least 30 days written notice to the limited partners of Pinnacle LP IV.

Pursuant to a loan agreement (the "**Pinnacle IV Loan Agreement**") to be entered into between Pinnacle LP IV and Pinnacle International Realty Group Inc., a related entity of Pinnacle, Pinnacle LP IV may, subject to the satisfaction of certain conditions in favour of Pinnacle International Realty Group Inc., borrow up to $60,000,000 from Pinnacle International Realty Group Inc. or one or more of its affiliates. Pursuant to the Pinnacle IV LP Agreement, the limited partner has acknowledged and agreed that the Pinnacle IV Loan Agreement and any loans to Pinnacle LP IV by an Affiliated Entity (as defined above) outstanding as of April 27, 2007 meet the requirements described above without the necessity of obtaining any further consent.

Pinnacle International (Bay Street IV) Plaza Inc.

GP IV was incorporated on February 13, 2006 pursuant to the OBCA to act as the general partner of Pinnacle LP IV. Its head office is located at 40 King Street West, Suite 5800, Toronto, Ontario. Mr. Michael De Cotiis is the president and secretary and sole director of GP IV.

Similar to GP III, GP IV has no significant assets or financial resources, and therefore the indemnity provided by GP IV to the limited partner(s) may have only nominal value.

The Pinnacle Lands

General

The Project is located near a waterfront district on a parcel of land in downtown Toronto, Ontario bounded by Yonge Street, Bay Street, Harbour Street and Lakeshore Boulevard. The Project is a short distance from the central business district, the entertainment and the theatre district of Toronto, the Rogers Centre, the Air Canada Centre and the Canadian National Exhibition grounds. The Pinnacle Lands are approximately a 30 minute drive from Pearson International Airport.

When fully developed, the Project is expected to include close to 1800 residential condominium units and over 1,600,000 square feet of residential, commercial, hotel and retail space.

Proposed Development

The Project will be comprised of four residential and mixed-use towers. The first and second phases of the Pinnacle Centre have been completed. Towers III and IV are the last phases of the Project to be known as the "Pinnacle Centre" (with the development by Pinnacle LP III known as "Success Tower").

The Retail Portion of the Project will be designed and constructed to include mixed-use elements, including retail, office, hotel and commercial parking elements. The Retail Portion will not form part of the condominium corporations that will be created and transferred to the applicable condominium owners. Upon completion of each Tower, ownership of the Retail Portion will be transferred to one or more Pinnacle related entities. See "— The Transactions — Leases".

Description of the Buildings

The following is a brief description of Tower III and Tower IV to be developed by Pinnacle LP III and Pinnacle LP IV, respectively, on the Pinnacle Lands. The descriptions below are based on current designs and are subject to change at the sole discretion of the respective developer of Tower III and Tower IV.

General Description of Tower III

Based on current designs, it is expected that Tower III will be a 50 storey high-rise building containing a total of approximately 501 residential condominium units with a total floor area of approximately 464,280 square feet.

The residential condominium units will be approximately the following types:

1 Bedroom	187
2 Bedrooms	299
3 Bedrooms	15
Total Residential Condominium Units	501

It is currently expected that Tower III will also include a retail component (approximately 5,920 square feet) and an office component (approximately 11,797 square feet). In addition, Tower III will include a multi-level underground parking facility that will be separated into separate components for use by residential and commercial occupants. The portion designated for residential occupants will form part of the condominium portion of the Project, and the commercial component will form part of the Retail Portion. The actual number of parking stalls allocated to the condominium portion of the Project will be set at the minimum amount as required by the applicable zoning bylaw. All other parking stalls will form part of the commercial parkade.

General Description of Tower IV

Based on current designs, it is expected that Tower IV will be a 40 storey high-rise building containing a total of approximately 417 residential condominium units with a total floor area of approximately 429,243 square feet.

The residential condominium units will be approximately the following types:

1 Bedroom	144
2 Bedrooms	264
3 Bedrooms	9
Total Residential Condominium Units	417

Pinnacle LP IV currently intends to construct a freehold or condominium hotel component comprised of approximately 79 hotel units (the "**Hotel Component**") within a portion of Tower IV (but not forming part of the residential condominium portion of Tower IV). If Pinnacle LP IV elects to construct the Hotel Component, it is expected that the residents and guests of the Hotel Component will be entitled to the use and enjoyment of all or some of the facilities and amenities that may be included in the Project.

It is expected that Tower IV will contain a retail component (approximately 8,654 square feet) and will include similar parking facilities as Tower III.

Recreation Facilities

It is expected that the Project will include certain recreational facilities and other amenities for use by occupants of all or certain of the Towers. To the extent that any recreational facilities or other amenities are included as part of the Project, it is expected that such facilities and amenities will be shared by occupants of all or certain of the Towers.

The actual facilities and amenities provided and the access and other restrictions applicable to such facilities and amenities, save and except as may have already been established pursuant to the declarations that have been registered for Tower I and Tower II, is in the sole discretion of the developer of each Tower and has not yet been determined.

The Transactions

Purchase of LP Units

Pursuant to a purchase agreement (the "**LP Purchase Agreement**") to be entered into between RealCo and GP Lands as part of the Arrangement, RealCo will purchase from GP Lands all of the LP III Units and all of the LP IV Units held by GP Lands. The cash portion of the Purchase Price is to be provided by Investor through the subscription of 294,296,851 RealCo Non-Voting Shares, resulting in Investor owning, upon the purchase of outstanding RealCo Shares pursuant to the Arrangement and the issue of additional RealCo Shares, in the aggregate, approximately a 99.5% economic equity interest in RealCo. The balance of the Purchase Price will be paid by the issue of an interest bearing demand promissory note by RealCo to GP Lands. The Hotel Component will form part of the Retail Portion, which is not subject to the option to purchase in favour of Pinnacle LP IV contained in the related Lease.

Leases

Pursuant to the Leases, GP Lands has leased a portion of the Pinnacle Lands to each of Pinnacle LP III and Pinnacle LP IV. Each Lease includes, subject to a Cost Sharing Agreement (as described below), an option in favour of Pinnacle LP III and Pinnacle LP IV to purchase the respective portions of the Pinnacle Lands attributable to the applicable Tower and included in the registration of the Tower as a freehold condominium under the Condo Act. In the event that such options are exercised, the total purchase price for the Pinnacle Lands will be $45,000,000, being the estimated fair market value on the date hereof. Each option is exercisable upon registration of the respective Tower under the Condo Act. The Retail Portion of the Project will not be subject to any option to purchase and GP Lands will remain as owner of that portion.

Cost Sharing Agreements

GP Lands and Pinnacle International (Bay St.) Ltd., as landlords, have entered into an agreement with Pinnacle LP III, as tenant, to allocate certain construction costs related to the Retail Portion of the Project. Pursuant to the Cost Sharing Agreement between Pinnacle LP III, GP Lands and Pinnacle International (Bay St.) Ltd., Pinnacle LP III will construct and fully complete Tower III, including the Retail Portion thereof, but will not be responsible for the costs of construction of the Retail Portion. Pinnacle LP III and GP Lands will determine the costs to construct the Retail Portion and Pinnacle LP III will be entitled to reimbursement of the reasonable costs incurred in connection therewith and, upon completion of construction of the Retail Portion, GP Lands will pay such amount to Pinnacle LP III. A substantially similar Cost Sharing Agreement has also been entered into with Pinnacle LP IV in respect of Tower IV.

Construction Services Agreement

Mondiale, as contractor, and Pinnacle LP III (by its general partner, GP III), as developer, have entered into the Construction Services Agreement whereby Mondiale will cause Tower III to be constructed and completed in an expeditious manner prior to Projected Completion Date, unless Mondiale advises that the completion date will be delayed as provided for in the terms of the Construction Services Agreement. Pursuant to the terms of the Construction Services Agreement, Pinnacle LP III will pay Mondiale an amount equal to 103% of the total amount actually paid by Mondiale in completing construction of Tower III (plus value added taxes), excluding certain overhead and administration expenses. Mondiale will arrange and maintain comprehensive general liability and course of construction insurance and will remedy any defect in Tower III due to faulty materials or workmanship appearing within one year from the date of substantial completion. Pinnacle LP IV has also entered into the Construction Services Agreement with Mondiale on substantially the same terms and conditions for the construction of Tower IV. Mondiale is a related party of Pinnacle, GP III and GP IV for the purposes of applicable securities law.

Sales Agency Agreement

RealCo has engaged Anson Realty as its exclusive agent to market and sell the condominium units in the Towers. Anson Realty is a related party of Pinnacle, GP III and GP IV for the purposes of applicable securities law. Anson Realty will be paid a fee calculated as follows: (i) 5% of the first $100,000 of the selling price of each residential condominium unit sold; plus (ii) 2.5% on the balance of the selling price of each residential condominium unit sold. In addition, Anson Realty will provide marketing, consulting and related services for the Project in respect of which it will be paid a fee of 0.5% of the selling prices of the residential condominium units sold.

Project Services Agreement

Pursuant to the Project Services Agreement, RealCo will be retained by Pinnacle and its affiliates, including Pinnacle LP III and Pinnacle LP IV, as project and construction manager to manage and supervise current and future real estate development projects. The Project Services Agreement will set out various specific duties of the manager including, among other things, the design of the development, the engagement and coordination of consultants and other advisors, project advisory services, coordination of approval processes with various governmental entities, strategic planning, the development and implementation of marketing plans, management of finance and accounting matters and such other duties as may be deemed advisable for the most efficient and economic management and operation of the relevant project.

It is the expectation of the parties to the Project Services Agreement that the fees payable to RealCo, as project and construction manager, will be dependant on the volume and type of services rendered and the amount of time expended by the manager in performing such services. In the event of a material variation in any of such factors, the parties may, in good faith, by mutual agreement, adjust the management fee to reflect such variation.

Additional Information Respecting RealCo

Introduction

Lorus was incorporated under the OBCA on September 5, 1986 under the name RML Medical Laboratories Inc. On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd. resulting in the company becoming a reporting issuer (as defined under applicable securities law) in Ontario on such date. On August 25, 1992, the company changed its name to IMUTEC Corporation. On November 27, 1996, the company changed its name to Imutec Pharma Inc., and on November 19, 1998, the company changed its name to Lorus Therapeutics Inc. On October 1, 2005 the company continued under the CBCA.

Pursuant to the Arrangement, Lorus will amend its constating documents in the manner described in the Plan of Arrangement pursuant to which, among other things, it will change its name to 4325231 Canada Inc. (referred to throughout the Circular and this Appendix as "**RealCo**"). The form of the articles of amendment of RealCo, including the amended share conditions, are set forth in **Appendix B** (Form of Articles of Amendment of RealCo).

At the Effective Time, Non-U.S. Persons will hold, in the aggregate, approximately 59% of the RealCo Voting Shares then outstanding and Investor will hold approximately 41% of the RealCo Voting Shares and all of the RealCo Non-Voting Shares then outstanding, representing, in the aggregate, approximately a 99.5% economic equity interest in RealCo. As at the date, hereof Lorus' head office and registered office is located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7. Following completion of the Arrangement, RealCo will continue from the Canadian federal jurisdiction to the Province of British Columbia under the BCBCA, and RealCo's head office and registered office will be Suite 300, 911 Homer Street, Vancouver, British Columbia.

The following chart shows a simplified version of the relationship of RealCo, Investor and the other relevant entities discussed in this Appendix immediately after the completion of the Arrangement.


Pinnacle International Realty Group, Inc.
Investor
Non-U.S. Persons
2093920 Ontario Inc.
41% voting
100% non-voting
59% voting
2093921 Ontario Inc.
100%
100%
GP III
RealCo
GP IV
99.99 %
99.99 %
0.01%
0.01%
Pinnacle
LP III
Pinnacle
LP IV
Tower III
Tower IV

General Development of the Business

Upon completion of the Arrangement, RealCo, indirectly through Pinnacle LP III and Pinnacle LP IV, is expected to focus its activities on real estate development opportunities. In the future, RealCo may pursue other opportunities in the real estate sector, depending upon market conditions and available financing, but no other opportunity has been identified or is contemplated at this time.

Selected Consolidated Financial Information

The pro forma financial statements of RealCo, after giving effect to the Arrangement, are set forth in **Appendix I** (Unaudited Pro Forma Balance Sheet of RealCo). The unaudited pro forma financial statements of RealCo are presented for comparative purposes only and are not necessarily indicative of what RealCo's actual future results of operations and financial position will be.

Capitalization

As part of the Arrangement, the share capital of Lorus will be amended to create an unlimited number of RealCo Voting Shares and an unlimited number of RealCo Non-Voting Shares. The following table shows the expected capitalization of RealCo after giving effect to the Arrangement and the Follow-On Real Estate Transactions:

RealCo Voting Shares	19,437,602[(1)]
RealCo Non-Voting Shares	2,373,169,023
Total RealCo Shares	2,392,606,625[(1)]

Note:

(1) The actual number of RealCo Voting Shares outstanding upon completion of the Arrangement will vary depending upon the number of common shares of Lorus held by Non-U.S. Persons at the Effective Time.

The holders of RealCo Voting Shares and RealCo Non-Voting Shares will be entitled to dividends if, as and when declared by the board of directors of RealCo out of Distributable Cash Flow (as defined below) in such amount and in such form as the board of directors of RealCo may from time to time determine. The future payment of dividends will be dependent upon the financial requirements of RealCo and other factors that the board of directors of RealCo may consider in the circumstances. It is not contemplated that any dividends will be paid in the immediate future. In the event of dissolution, liquidation or winding-up of RealCo, whether voluntary or involuntary, or any other distribution of assets of RealCo among its shareholders for the purposes of winding up its affairs, the RealCo Voting Shares and RealCo Non-Voting Shares will be entitled to share equally in such assets of RealCo as are distributable to the holders of the RealCo Voting Shares and RealCo Non-Voting Shares without preference or priority over each other. Holders of RealCo Voting Shares will be entitled to one vote per RealCo Voting Share at meetings of the shareholders of RealCo. Subject to the provisions of RealCo's governing statute, holders of RealCo Non-Voting Shares will not be entitled to attend or vote at any meeting of shareholders of RealCo, except for meetings of RealCo Non-Voting Shares as a class.

The articles of RealCo provide that no share in the capital of RealCo may be issued and no security that is exercisable for, convertible into or that otherwise entitles the holder to acquire, any security of RealCo will be issued at a price (or having an exercise, conversion or acquisition price) of less than $1.00.

The form of the articles of amendment of RealCo, including the amended share conditions, are set forth in **Appendix B** (Form of Articles of Amendment of RealCo).

As used in this Appendix, the following terms have the following meanings:

"**Cash Flow**", for any Distribution Period, will equal the following:

(i) all cash and cash equivalents which are received by RealCo in such Distribution Period, including, without limitation, all income, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness (except to the extent such repayments of indebtedness are reinvested);

plus:

(ii) all cash and cash equivalents received by RealCo in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the board of directors of RealCo in a prior Distribution Period for distribution to the holders of the RealCo Voting Shares and/or the RealCo Non-Voting Shares in a subsequent Distribution Period, in which case such amounts set aside will not be included in Cash Flow;

less the following amounts (referred to collectively as the "**Cash Flow Deductions**"):

(iii) all costs, expenses, reserves, allowances and debts of RealCo which, in the opinion of the board of directors of RealCo, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(iv) stated capital of the RealCo Voting Shares and the RealCo Non-Voting Shares;

(v) any tax liability of RealCo in respect of, or which relates to, such Distribution Period; and

(vi) all cash and cash equivalents which are received by RealCo in the Distribution Period which the board of directors of RealCo has determined to set aside for distribution to the holders of the RealCo Voting Shares and/or the RealCo Non-Voting Shares in a subsequent Distribution Period.

"**Distributable Cash Flow**" for, or in respect of, a Distribution Period will be the Cash Flow of RealCo for such Distribution Period, together with any Cash Flow set aside in a prior Distribution Period for distribution to the holders of the RealCo Voting Shares and/or the RealCo Non-Voting Shares in a subsequent Distribution Period which the board of directors of RealCo has determined to distribute in respect of the current Distribution Period, less any amount which the board of directors of RealCo may reasonably consider to be necessary to provide for the payment of any costs or expenses and repayments of debts which have been or are reasonably expected to be incurred in the activities and operations of RealCo in addition to the Cash Flow Deductions.

"**Distribution Period**" means such period or periods, as determined by the board of directors of RealCo, occurring at least once each fiscal year of RealCo, provided that the first Distribution Period will begin on (and include) the Effective Date and will end on (and include) the last day of the fiscal year in which the Effective Date occurs.

Special Resolutions; Approval of Certain Matters

The amended articles of RealCo provide that, any matter that, by the terms of such articles or RealCo's by-laws or governing statute, requires approval by a special resolution will require approval by a resolution that is passed by a majority of not less than 75% of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. In addition, the amended articles of RealCo provide that a special resolution is required to (a) if RealCo's governing statute so permits, remove a director before the expiration of the director's term of office and (b) amend RealCo's articles or by-laws.

The form of the articles of amendment of RealCo, including the amended share conditions, are set out at **Appendix B** (Form of Articles of Amendment of RealCo).

Restrictions on the Business of RealCo

The objective of RealCo will be to maximize Distributable Cash Flow and to distribute all Distributable Cash Flow to holders of the RealCo Voting Shares and RealCo Non-Voting Shares and, in connection therewith, RealCo will, at the end of each Distribution Period, distribute all Distributable Cash Flow to holders of its RealCo Voting Shares and RealCo Non-Voting Shares by way of dividends and/or other distributions, subject to the other provisions of the articles and to applicable law.

The business of RealCo will be restricted to (i) real estate development, investment in real estate and real estate development projects, and the provision of services related to real estate development and/or real estate development projects including, without limitation, management, marketing, financial and administrative services related to real estate development and/or real estate development projects; (ii) borrowing money upon the credit of RealCo, and granting security therefor, in the ordinary course of RealCo's business; (iii) satisfying the obligations, liabilities or indebtedness of RealCo; and (iv) engaging in any acts or exercising any powers necessary or desirable to carry out the ordinary course of the RealCo's business, including, without limitation, as provided in the articles and by-laws of RealCo.

Specified Offers

Pursuant to the share conditions attached to the RealCo Non-Voting Shares, an Offeror (as defined below) may not acquire any RealCo Voting Shares under a Specified Offer (as defined below) without first complying with the following provisions. Prior to, and as a condition precedent to, the acquisition by an Offeror of any

RealCo Voting Shares under a Specified Offer, the Offeror will make concurrent offers to acquire RealCo Voting Shares and RealCo Non-Voting Shares for consideration for each RealCo Voting Share and RealCo Non-Voting Share equal to the Bid Price (as defined below), on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal takeover bid (whether or not such offers are required by law to so comply) (the "**Required Bids**"):

(a) to all holders of RealCo Voting Shares for such number of RealCo Voting Shares as is equal to the number of Specified Offer Shares (as defined below); and

(b) to all holders of RealCo Non-Voting Shares for such number of RealCo Non-Voting Shares that is equal to the lesser of:

(i) A × B, where A equals the Designated Number (as defined below) of RealCo Voting Shares divided by the total number of issued and outstanding RealCo Voting Shares on the Offer Date (as defined below) and B equals the total number of issued and outstanding RealCo Non-Voting Shares on the date that the Required Bids are made; and

(ii) the number of issued and outstanding RealCo Non-Voting Shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

provided that:

(c) no shares may be taken-up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken-up and paid for concurrently; and

(d) the Offeror will issue a press release following the expiry of the Required Bids and one Business Day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

(i) the approximate number of RealCo Voting Shares and RealCo Non-Voting Shares tendered to the Required Bids; and

(ii) whether a sufficient number of RealCo Voting Shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror's Voting Shares on the date of take-up, more than 50% of the total issued and outstanding RealCo Voting Shares on the date of take-up.

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding RealCo Voting Shares in violation of the provisions described above, then, effective on the completion of such acquisition and during such time that the Offeror's Voting Shares constitute more than 50% of the total issued and outstanding RealCo Voting Shares, the total number of votes attaching to the Offeror's Voting Shares will equal the difference between: (a) the total number of issued and outstanding RealCo Voting Shares, and (b) the number of the Offeror's Voting Shares, and, for greater certainty, the RealCo Voting Shares other than the Offeror's Voting Shares will continue to have one vote per share.

As used in this Appendix, the following terms have the following meanings:

"**Bid Price**" means the consideration for each RealCo Voting Share and each RealCo Non-Voting Share offered to holders of RealCo Voting Shares and holders of RealCo Non-Voting Shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a RealCo Voting Share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids.

"**Designated Number**" means the number of RealCo Voting Shares that are subject to a Specified Offer, together with the Offeror's Voting Common Shares.

"**Group**" means one or more persons acting jointly or in concert (within the meaning of section 91 of the *Securities Act* (Ontario)).

"**Offeror Date**" means the date on which a Specified Offer is made.

"**Offer to Acquire**" includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities;

(ii) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"**Offeror**" means a Person that makes an Offer to Acquire RealCo Voting Shares, and includes any Person related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a Group.

"**Offeror's Voting Shares**", on any date, means the number of RealCo Voting Share beneficially owned, directly or indirectly, or over which control or direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with a Group.

"**Required Bids**" means the concurrent offers required to be made to all holders of RealCo Voting Shares and to all holders of RealCo Non-Voting Shares in the circumstances described above under the heading "Specified Offers".

"**Specified Offer**" means an Offer to Acquire RealCo Voting Shares made by an Offeror where the number of RealCo Voting Shares subject to the Offer to Acquire (the "**Specified Offer Shares**"), together with the Offeror's Voting Common Shares on the Offer Date, would constitute in the aggregate more than 50% of the total issued and outstanding RealCo Voting Shares on the Offer Date.

"**Specified Offer Shares**" has the meaning set out in the definition of "Specified Offer", above.

The form of the articles of amendment of RealCo, including the amended share conditions, are set out at **Appendix B** (Form of Articles of Amendment of RealCo).

Options to Purchase Securities

Upon the completion of the transaction contemplated by the Arrangement, RealCo will have no options or other convertible securities outstanding, nor will it have reserved any RealCo Shares for this purpose.

Principal Securityholders

Following completion of the Arrangement and based on information provided by Lorus as to the number of issued and outstanding shares of Lorus at the date of this Circular, it is expected that no person, other than Investor, will directly or indirectly own more than 10% of the issued and outstanding RealCo Shares upon completion of the Arrangement.

Directors and Officers

The number of directors of RealCo is fixed at five and, subject to applicable law and RealCo's contractual obligations then in effect, the directors may fill any vacancies among the directors, whether arising due to an increase in the number of directors set forth in the articles of RealCo or otherwise.

The following are the names, municipality of residence and principal occupations of the individuals who are to be appointed directors and officers of RealCo pursuant to a shareholder's resolution to be passed by New Lorus at the time during the steps of the Plan of Arrangement at which New Lorus is the sole shareholder of

Lorus, such appointments to commence immediately following the completion of the Arrangement, and the number of shares of RealCo to be owned by each of them or over which control or direction is exercised by each of them:

Name and Municipality of Residence	Group	Position with Pinnacle	Principal Occupation	RealCo Shares
Michael De Cotiis Vancouver, British Columbia	III	Chairman & CEO	President & CEO, Pinnacle International Realty Group Inc.	None
Les Fovenyi Vancouver, British Columbia	III	N/A	President, L. Fovenyi Co. Inc.	None
Grace Kwok Vancouver, British Columbia	II	N/A	Vice President, Anson Realty Ltd.	None
Geoffrey Glotman Vancouver, British Columbia	II	N/A	Managing Principal, Glotman Simpson Group	None
Bob Klimek Vancouver, British Columbia	I	N/A	Principal, Elan Capital Corporation	None

For the past five years Michael De Cotiis has been employed by Pinnacle as Chief Executive Officer and each of Grace Kwok, Les Fovenyi, Geoffrey Glotman and Bob Klimek are frequently engaged by Pinnacle as independent consultants. None of the foregoing individuals has previously served as a director of RealCo. No compensation has been paid to any director or officer of RealCo.

The directors are divided into three groups, with the first group ("Group I") being comprised of one director to be elected for an initial term of one year, the second group ("Group II") being comprised of two directors to be elected for an initial term of two years, and the third group ("Group III") being comprised of two directors to be elected for an initial term of three years. At each election of directors after the Effective Date to elect directors whose terms have expired, directors will be elected for a term of three years. In any election or appointment of a director to fill a vacancy created by any director ceasing to hold office, the election or appointment will be for the unexpired term of the director who has ceased to hold office. If the number of directors is changed, any increase or decrease will be apportioned among the classes of directors in such a manner as will maintain or attain, to the extent possible, an equal number of directors in each class of directors. If such equality is not possible, the increase or decrease will be apportioned among the classes of directors in such a manner that the difference in the number of directors in any two classes will not exceed one.

The articles of RealCo specify that, if RealCo's governing statute so permits, a director of RealCo may be removed before the expiration of the director's term of office only if approved by a special resolution, and that a special resolution must be passed by a special majority of not less than 75% of the votes cast by the shareholders who voted in respect of that resolution.

Risk Factors

The following risk factors, in addition to the other information contained in this Appendix, are applicable to the business of RealCo following completion of the Follow-On Real Estate Transactions and to the holding of RealCo Shares. Securityholders should consider these risks in the context of the other information set forth in the Circular and this Appendix.

Risks Related to the Limited Present Business Objectives of RealCo and the Market for the RealCo Shares

The business objectives of RealCo are currently limited to pursing real estate development opportunities pending favourable market conditions.

RealCo has no plans at present to engage in activities other than the development of the Pinnacle Lands as described herein. While RealCo may engage in other activities in the future, the decision to engage in these activities will depend upon market and financial conditions and the nature of the opportunities that are available to RealCo. Consequently, the ability of RealCo to earn income and the value of the RealCo Shares may be adversely affected by the limited business activities of RealCo.

There is no established trading market for the RealCo Shares and a holder of RealCo Shares may not be able to sell them quickly or at all.

Upon the completion of the Arrangement, the RealCo Shares will not be listed on any stock exchange. As a result, an active market for the RealCo Shares may not develop following the completion of the Arrangement. A holder of RealCo Shares may not be able to sell such shares at any particular time or at all and the prices that a holder receives when it sells the shares may not be favourable.

The issue of additional shares of RealCo could be dilutive to the Securityholders of RealCo.

Depending on the future financing needs of RealCo, RealCo may resolve to issue additional RealCo Shares or other securities. The issue of additional RealCo Shares or other securities could be dilutive to the shareholders of RealCo.

Share ownership by Investor may adversely affect the price of the RealCo Voting Shares

Immediately following the Arrangement, Investor will own approximately 41% of the issued and outstanding RealCo Voting Shares, but will own approximately a 99.5% economic equity in RealCo. As a result, Investor will be in a position to vote its RealCo Voting Shares on matters requiring approval by 66⅔% or more of the holders of RealCo Voting Shares, including the determination of significant corporate actions and the removal of directors. In addition, the interests of Investor may not correspond with those of other holders of RealCo shares. The extent of Investor's ownership may limit the price that investors may be willing to pay in the future for RealCo Voting Shares.

Risks Related to the Construction, Completion and Sale of the Residential Condominiums and the Residential Condominium and Commercial Real Estate Business

The revenues from the sale of residential condominium units may be adversely affected if demand for housing declines as a result of changes in economic and business conditions.

The residential condominium and home construction industry is cyclical and is highly sensitive to changes in general economic conditions such as levels of employment, consumer confidence and income, availability of financing for acquisitions, construction and permanent mortgages, interest rate levels, inflation, in-migration trends and demand for housing. Should current economic and business conditions decline, demand for any residential condominium units that RealCo intends to construct could be significantly adversely affected. Moreover, during such periods, sales prices may have to be reduced and greater incentives may have to be offered to buyers to compete for sales that may result in reduced margins. Increases in the rate of inflation, and particularly in the costs of construction could adversely affect expected profit margins by increasing costs and expenses. In particular, construction costs in Toronto have increased in 2006. In times of high inflation, demand for housing may decline and RealCo may be unable to recover its increased costs through higher sales.

Fluctuations in real estate values may require RealCo to write-down the book value of real estate assets.

The residential condominium and commercial real estate development industries are subject to significant variability and fluctuations in real estate values. As a result, RealCo may be required to write-down the book value of its real estate assets in accordance with generally accepted accounting principles, and some of those write-downs could be material. Any material write-downs of assets could have a material adverse effect on the financial condition and earnings of the RealCo.

Competition for Real Property Investments

RealCo will have to compete for suitable real property investments with individuals, corporations, other real estate investment trusts and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to the Pinnacle Lands. Many of these investors have greater financial resources than those of RealCo. An increase in the availability of investment funds, and an increase in interest in real property investments, would tend to increase competition for real property investments thereby increasing purchase prices and reducing the yields thereon.

Interest rates and the unavailability of mortgage financing can adversely affect demand for residential condominiums.

In general, housing demand is negatively impacted by increases in interest rates and housing costs and the unavailability of mortgage financing. Most buyers of residential condominiums finance their purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance condominium purchases is reduced, condominium sales, gross margins and cash flow may also be adversely affected and the impact may be material.

The financial condition and results of operations of RealCo maybe adversely affected by any decrease in the value of the Pinnacle Lands that RealCo has agreed to purchase, as well as by the associated carrying costs.

The market value of land, building sites and residential condominium inventories can fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions after RealCo begins a construction project, RealCo may have to sell condominium units at significantly lower margins or at a loss.

Risks beyond the control of RealCo may increase costs, cause project delays and reduce consumer demand for condominium units, all of which would adversely affect results of operations and prospects of RealCo.

RealCo is subject to numerous risks, many of which are beyond the control of RealCo, including: adverse weather conditions, which could damage Towers III and IV while under construction, cause delays in completion of Towers III and IV, or reduce consumer demand for the condominium units in Towers III and IV; and shortages in labour and/or materials, which could delay completion of Towers III and IV and cause increases in the prices that RealCo must pay for labour or materials, thereby affecting sales and profitability.

RealCo may not be able to compete effectively against its competitors in the residential condominium and homebuilding industry.

The residential condominium industry is highly competitive. Developers compete for, among other things, desirable properties, financing, raw materials and skilled labour. There are a number of residential condominium developers that are active in the market area of the Pinnacle Lands, and with whom RealCo will compete. In addition, there may be new entrants in the market. RealCo will also compete for sales with individual re-sales of existing homes and with available rental housing.

Because the business of RealCo is geographically concentrated, sales, results of operations, financial condition and business may be negatively impacted by a decline in a regional economies.

RealCo presently expects to undertake real estate development activity only on the Pinnacle Lands in the core of Toronto, Ontario. Because the operations of RealCo are concentrated on the development of the Pinnacle Lands in this geographic area, an economic downturn in that market could cause residential condominium unit prices and sales to decline, which could have a material adverse effect on the business, results of operations, and financial condition of RealCo.

The operating results of RealCo are variable, and these variations may be material.

The condominium industry has historically experienced, and will likely continue to experience, variability in operating results on a quarterly and an annual basis. Factors expected to contribute to this variability include, among other things:

- the timing of zoning and other regulatory approvals;
- the timing of closings or sales and level of sales;
- the condition of the real estate market and the general economy;
- delays in construction due to acts of God, adverse weather, reduced subcontractor availability, and strikes;
- changes in prevailing interests rates and the availability of mortgage financing; and
- the costs of materials and labour.

Many of the factors that could affect the results of RealCo are beyond its control and may be difficult to predict.

Difficulty in obtaining financing could result in increased costs and delays of construction.

Any construction that RealCo undertakes would require significant expenditures and any such construction activities may be adversely affected by any shortage or increased cost of financing. Any difficulty in obtaining sufficient financing for construction could cause project delays and any such delays could result in cost increases and may adversely affect potential sales and future results of operations and cash flows.

Governmental laws and regulations may increase expenses, or delay completion of any project that RealCo has undertaken or may undertake.

The development of the Site is subject to numerous local, provincial, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of residential condominium towers that can eventually be built within the boundaries of a particular area.

RealCo is subject to environmental laws and regulations, which may increase costs and delay completion of the development of the Pinnacle Lands.

The development of the Site will be subject to a variety of local, provincial, federal and other statutes, ordinances, rules and regulations concerning the environment.

The business of RealCo and results of operations are dependent on the availability and skill of subcontractors.

Substantially all of the construction work required in the development of the Pinnacle Lands will be done by subcontractors. Accordingly, the timing and quality of any construction depends on the availability and skill of subcontractors. The inability to contract with skilled subcontractors at reasonable costs on a timely basis could have a material adverse effect on the business and results of operations of RealCo.

Risks Related to the Potential Loss of Limited Liability

A limited partner may lose its limited liability in certain circumstances, including as a result of the limited partner taking part in the management or control of the business conducted by the partnership of which it is a limited partner. Pursuant to the Project Services Agreement, RealCo will be retained by Pinnacle and its affiliates, including Pinnacle LP III and Pinnacle LP IV, to provide project and construction management services that may be considered to be related to the management of the business of Pinnacle LP III and

Pinnacle LP IV. The engagement of RealCo by Pinnacle LP III and Pinnacle LP IV may result in the loss of limited liability status for RealCo.

Risks related to the Anti-Takeover Effects of the Articles of RealCo

RealCo's articles and by-laws will contain certain provisions that may discourage or make more difficult a takeover bid, proxy contest or transaction that a shareholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for RealCo Shares. In particular, among other things, RealCo's articles and by-laws will provide (a) certain restrictions on RealCo's business, (b) staggered terms for the members of RealCo's board of directors and related removal and vacancy requirements that would make it difficult for an acquiror to gain control of RealCo's board of directors, (c) certain requirements and conditions with respect to offers to acquire RealCo Shares, (d) a minimum subscription price for the issuance of additional RealCo Shares or other securities, and (e) that certain matters (including, if the governing statute of RealCo so permits, the removal of a director of RealCo) will require approval by a special resolution of shareholders that is passed by a majority of not less than 75% of the votes cast thereon. The description of these provisions set forth in this Appendix is a summary only. For more complete information, see the form of the articles of amendment of RealCo, including the amended share conditions, set out at **Appendix B** (Form of Articles of Amendment of RealCo).

The requirement of certain conditions precedent to the acquisition of RealCo Voting Shares may discourage a take-over bid for the RealCo Voting Shares

The articles of RealCo require that a person or group wishing to acquire a majority of the RealCo Voting Shares comply with certain conditions precedent to the acquisition of RealCo Voting Shares. These provisions, in effect, require such a person or group to concurrently acquire a comparable portion of the RealCo Non-Voting Shares at fair market value. This may discourage take-over bids for the RealCo Voting Shares.

Forward-looking statements

This Appendix may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to future financial position, business strategy, budgets, project costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "anticipate", "contemplate", "continue", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions.

These forward-looking statements include statements with respect to: future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by RealCo or its affiliates, which may be provided by management are also forward-looking statements. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, RealCo, economic and market factors and the condominium industry in Toronto and the Province of Ontario. We cannot assure you that any of the plans, objectives, intentions or expectations upon which these forward-looking statements are based will occur.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of the Circular and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Securityholders are cautioned that forward-looking statements are not guarantees of future performance and accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Interests of Management and Others in Material Transactions

The Follow-On Real Estate Transactions are to be carried out by RealCo with Pinnacle, Pinnacle LP III, Pinnacle LP IV and GP Lands. Mr. Michael De Cotiis is a director and/or officer of each of these entities (excluding Pinnacle LP III and Pinnacle LP IV) and has, directly or indirectly, a material ownership interest in each entity.

Conflicts of Interest

Mr. Michael De Cotiis, who is to be appointed a director and officer of RealCo upon completion of the Arrangement, is also an officer of Pinnacle. Mr. Michael De Cotiis is the direct holder of all of the issued shares of Investor and the indirect holder of all of the issued shares of Pinnacle, GP III and GP IV. Because of these relationships, conflicts of interest may arise between RealCo and Pinnacle.

Grace Kwok, who is the vice-president and a shareholder of Anson Realty, with whom each of Pinnacle LP III and Pinnacle LP IV has entered into the Sales Agency Agreement, will be a director of RealCo upon completion of the Arrangement. Also, Pinnacle has retained and continues to retain as consultants Grace Kwok, Les Fovenyi, Geoffrey Glotman and Bob Klimek, each of whom is to be appointed a director of RealCo upon completion of the Arrangement. Each has been retained as an independent contractor and is not an employee of Pinnacle.

Legal Proceedings

Investor has been advised by Lorus that, immediately prior to the Effective Time of the Arrangement, RealCo was not a party to any legal proceedings, nor was RealCo contemplating any legal proceedings.

Material Contracts

The Follow-On Real Estate Transactions contemplate RealCo entering into the following material contracts:

- the LP Purchase Agreement described in this Appendix under "The Transactions — Purchase of LP Units";
- the Construction Services Agreement described in this Appendix under "The Transactions — Construction Services Agreement"; and
- the Project Services Agreement described in this Appendix under "The Transactions — Project Services Agreement".

Copies of the foregoing documents may be examined by a Securityholder at any time before the Meeting during normal course business hours at the offices of Pinnacle, Suite 300, 911 Homer Street, Vancouver, British Columbia.

Registrar and Transfer Agent

Following the completion of the Arrangement, RealCo expects to appoint Computershare Trust Company of Canada as the registrar and transfer agent for the RealCo Shares at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Auditors

The board of directors of RealCo intends to appoint PricewaterhouseCoopers LLP of Suite 700, 500 Howe Street, Vancouver, British Columbia as the auditors of RealCo.

AUDITORS' REPORT

To the General Partner of
Pinnacle Centre Three Limited Partnership

We have audited the balance sheet of **Pinnacle Centre Three Limited Partnership** (an Ontario limited partnership) as at October 31, 2006 and the statements of partners' equity and cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at October 31, 2006 and its cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

April 11, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

BALANCE SHEET

As at October 31, 2006

	$
Assets	
Property under development (note 3)	2,897,386
Cash held in trust (note 4)	183,066
Cash	1,000
	3,081,452
Liabilities	
Accounts payable and accrued liabilities	133,668
Due to related parties (note 5)	2,763,718
Sales deposits (note 4)	183,066
	3,080,452
Partners' Equity (note 1)	1,000
	3,081,452

Formation, nature of operations and going concern (note 1)

Commitments (notes 3 and 6)

Approved by the General Partner

(Signed) PINNACLE INTERNATIONAL
(BAY STREET III) PLAZA INC.
General Partner

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF PARTNERS' EQUITY

For the period from February 15, 2006 (date of formation) to October 31, 2006

	Pinnacle Bay Street Development Partnership	Pinnacle International (Bay Street III) Plaza Inc.	Total
	$	$	$
Partners' capital — Beginning of period	—	—	—
Contributions	999	1	1,000
Partners' capital — End of period	999	1	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS

For the period from February 15, 2006 (date of formation) to October 31, 2006

	$
Cash flows from operating activities	
Expenditures on property under development net of change in construction payables	(2,763,718)
Cash held in trust	183,066
Sales deposits	(183,066)
	(2,763,718)
Cash flows from financing activities	
Advances from related parties	2,763,718
Contributions from partners	1,000
	2,764,718
Increase in cash	1,000
Cash — Beginning of period	—
Cash — End of period	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)
NOTES TO FINANCIAL STATEMENTS
October 31, 2006

1. FORMATION, NATURE OF OPERATIONS, AND GOING CONCERN

Pinnacle Centre Three Limited Partnership, an Ontario limited partnership, (the "Partnership") was established on February 15, 2006 for the purpose of developing, marketing and selling a real estate development comprising 501 residential condominium units and approximately 17,000 square feet of office and retail space in Toronto, Ontario (the "Project"). The limited partnership agreement (the "LP Agreement") provides that the Partnership shall be dissolved on the earlier of the end of the fiscal year in which all of the assets of the Partnership have been disposed of or February 15, 2031, unless otherwise dissolved by way of an extraordinary resolution of the partners.

The partners and their partnership interests are:

	%
Pinnacle Bay Street Development Partnership (the "Limited Partner")	99.99
Pinnacle International (Bay Street III) Plaza Inc. (the "General Partner")	0.01
	100.00

These financial statements have been prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which includes the assumption that the Partnership will be able to realize its assets and settle it liabilities in the normal course of business. The Partnership's ability to continue its real estate development activities is dependent on managements' ability to achieve a sufficient level of pre-sales of condominium units and obtain adequate construction financing. There can be no assurances that the Partnership will be able to accomplish these requirements. Because of this uncertainty, there is substantial doubt about the ability of the Partnership to continue as a going concern. The Partnership is currently dependent on advances from related parties to be able to meet its liabilities in the short term.

No provision has been made in these financial statements for adjustments to the carrying value of assets and liabilities should the Partnership be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These financial statements contain only those assets, liabilities and results of operations relating to the Partnership. There is no provision for income taxes as the partners are taxed individually on their share of the Partnership's income.

Property under development

Property under development is recorded at the lower of cost and its estimated net realizable value. The Partnership provides for an impairment provision where the carrying value of its property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of the property. These expenditures consist of all direct costs, interest on debt incurred to finance the acquisition, development and construction, and general and administrative expenses that are directly attributable to the Project. Incidental revenue relating specifically to the Project earned during the holding, development and construction phases is treated as a reduction of cost.

Management's estimates of the net realizable value of the project are based on the best available information at the time of the assessment. Costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process. The costs associated with the Project could be significantly increased by events outside the Partnership's control, including increases in interest rates, increases in materials or labor costs, or increases in service charges. The Partnership's anticipated revenue from the Project is based upon the sale of condominium units and retail space at estimated prices that are subject to market forces. There can be no assurance that the various assumptions will be realized or that the Project will not be adversely affected by unforeseen economic factors, resulting in a diminution in its anticipated value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of condominium units is recorded when the purchasers are entitled to occupancy, there is persuasive evidence of an arrangement for the sale of the property, the proceeds are fixed and determinable, collection of the sale proceeds is reasonably assured, and the purchaser has received an undertaking from the Partnership to assign title.

Cost of sales

Cost of sales is determined using the net yield method whereby the cost of sales for the period is a pro-rated amount of total estimated costs for the Project based on revenue for the period versus projected revenue for the entire Project.

Warranty costs

Estimated future warranty costs are accrued and charged to cost of sales in the period in which revenue is recognized from the sale of units in the Project. The recognized amount of future warranty costs is based on the Partnership's best information and judgment and is based in part upon management's historical experience. The inherent uncertainty associated with real estate development makes it reasonably possible that future conditions may materially affect the amount of any warranty obligations. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Cash

For purposes of determining cash flows, cash consists of deposits with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less and exclude cash subject to restrictions that prevent its use for current purposes.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. PROPERTY UNDER DEVELOPMENT

	$
Land option	10
Development costs net of incidental revenue of $93,341	2,897,376
	2,897,386

During the period ended October 31, 2006, the Partnership entered into a five-year ground lease with the Limited Partner. The Partnership paid $10 for an option to acquire the beneficial interest in the land at a purchase price equal to the fair market value.

During the period ended October 31, 2006, the Partnership was charged rent of $372,417 that has been capitalized to the property under development.

In accordance with the terms of the ground lease agreement, the Partnership is committed to pay rent of 105% of the aggregate of a) the total interest charges payable by the Limited Partner incurred in connection with its acquisition of the leased land and b) the operating costs and taxes (as defined in the lease agreement) incurred by the Limited Partner during the lease term.

Upon commencing development of the Project, as defined in the ground lease agreement, the rent on the leased land is reduced to $120 per annum.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. CASH HELD IN TRUST AND SALES DEPOSITS

The Partnership receives deposits from purchasers of condominium units which it places in trust. In accordance with Ontario legislation, the deposits can be utilized by the Partnership in connection with the construction of the project. At October 31, 2006, the Partnership had not used any of the deposits.

5. DUE TO RELATED PARTIES

	$
Pinnacle International Realty Group Inc.	2,391,301
Pinnacle Bay Street Development Partnership	372,417
	2,763,718

All of the amounts due to related parties are unsecured, non-interest bearing, and without stated repayment terms. Pinnacle Bay Street Development Partnership (the Limited Partner) and Pinnacle International Realty Group Inc. are under common control.

6. COMMITMENTS

At October 31, 2006, the Partnership is committed to various non-related parties aggregating $1,823,378 with respect to the development of the project.

7. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash held in trust, cash, accounts payable and accrued liabilities, amounts due to related parties and sales deposits approximate their carrying values given the short term to maturity of these instruments.

Interest rate risk

All of the Partnership's financial instruments are non-interest bearing except for cash held in trust that earns interest at variable market rates.

Credit risk exposures

The Partnership's exposures to credit risk are as indicated by the carrying amount of its cash and cash held in trust. The Partnership regularly monitors the credit worthiness of its debtors and believes it is not exposed to an unusual risk of credit loss.

AUDITORS' REPORT

To the General Partner of
Pinnacle Centre Four Limited Partnership

We have audited the balance sheet of **Pinnacle Centre Four Limited Partnership** (an Ontario limited partnership) as at October 31, 2006 and the statements of partners' equity and cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at October 31, 2006 and its cash flows for the period from February 15, 2006 (date of formation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

April 11, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

BALANCE SHEET

As at October 31, 2006

	$
Assets	
Property under development (note 3)	358,732
Cash	1,000
Due from related party (note 4)	57,179
	416,911
Liabilities	
Accounts payable and accrued liabilities	44,848
Due to related party (note 4)	371,063
	415,911
Partners' Equity (note 1)	1,000
	416,911

Formation, nature of operations and going concern (note 1)

Commitments (notes 3 and 5)

Approved by the General Partner

(Signed) PINNACLE INTERNATIONAL
(BAY STREET IV) PLAZA INC.
General Partner

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF PARTNERS' EQUITY

For the period from February 15, 2006 (date of formation) to October 31, 2006

	Pinnacle Bay Street Development Partnership	Pinnacle International (Bay Street IV) Plaza Inc.	Total
	$	$	$
Partners' capital — Beginning of period	—	—	—
Contributions	999	1	1,000
Partners' capital — End of period	999	1	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS

For the period from February 15, 2006 (date of formation) to October 31, 2006

	$
Cash flows from operating activities	
Expenditures on property under development net of change in construction payables	(313,884)
Cash flows from financing activities	
Advances from related parties	371,063
Contributions from partners	1,000
	372,063
Cash flows from investing activities	
Advances to related parties	(57,179)
Increase in cash	1,000
Cash — Beginning of period	—
Cash — End of period	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)
NOTES TO FINANCIAL STATEMENTS
October 31, 2006

1. FORMATION, NATURE OF OPERATIONS AND GOING CONCERN

Pinnacle Centre Four Limited Partnership, an Ontario limited partnership, (the "Partnership") was established on February 15, 2006 for the purpose of developing, marketing and selling a real estate development comprising 417 residential condominium units, 79 hotel units and approximately 8,000 square feet of retail space in Toronto, Ontario (the "Project"). The limited partnership agreement (the "LP Agreement") provides that the Partnership shall be dissolved on the earlier of the end of the fiscal year in which all of the assets of the Partnership have been disposed of or February 15, 2031, unless otherwise dissolved by way of an extraordinary resolution of the partners.

The partners and their partnership interests are:

	%
Pinnacle Bay Street Development Partnership (the "Limited Partner")	99.99
Pinnacle International (Bay Street IV) Plaza Inc. (the "General Partner")	0.01
	100.00

These financial statements have been prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which includes the assumption that the Partnership will be able to realize its assets and settle it liabilities in the normal course of business. The Partnership's ability to continue its real estate development activities is dependent on managements' ability to achieve a sufficient level of pre-sales of condominium units and obtain adequate construction financing. There can be no assurances that the Partnership will be able to accomplish these requirements. Because of this uncertainty, there is substantial doubt about the ability of the Partnership to continue as a going concern. The Partnership is currently dependent on advances from related parties to be able to meet its liabilities in the short term.

No provision has been made in these financial statements for adjustments to the carrying value of assets and liabilities should the Partnership be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These financial statements contain only those assets, liabilities, and results of operations relating to the Partnership. There is no provision for income taxes as the partners are taxed individually on their share of the Partnership's income.

Property under development

Property under development is recorded at the lower of cost and its estimated net realizable value. The Partnership provides for an impairment provision where the carrying value of its property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of the property. These expenditures consist of all direct costs, interest on debt incurred to finance the acquisition, development, and construction, and general and administrative expenses that are directly attributable to the Project. Incidental revenue relating specifically to the Project earned during the holding, development and construction phases is treated as a reduction of cost.

Management's estimates of the net realizable value of the Project are based on the best available information at the time of the assessment. Costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process. The costs associated with the Project could be significantly increased by events outside the Partnership's control, including increases in interest rates, increases in materials or labor costs, or increases in service charges. The Partnership's anticipated revenue from the Project is based upon the sale of condominium units and retail space at estimated prices that are subject to market forces. There can be no assurance that the various assumptions will be realized or that the Project will not be adversely affected by unforeseen economic factors, resulting in a diminution in its anticipated value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of condominium units is recorded when the purchasers are entitled to occupancy, there is persuasive evidence of an arrangement for the sale of the property, the proceeds are fixed and determinable, collection of the sale proceeds is reasonably assured, and the purchaser has received an undertaking from the Partnership to assign title.

Cost of sales

Cost of sales is determined using the net yield method whereby the cost of sales for the period is a pro-rated amount of total estimated costs for the Project based on revenue for the period versus projected revenue for the entire Project.

Warranty costs

Estimated future warranty costs are accrued and charged to cost of sales in the period in which revenue is recognized from the sale of units in the Project. The recognized amount of future warranty costs is based on the Partnership's best information and judgment and is based in part upon management's historical experience. The inherent uncertainty associated with real estate development makes it reasonably possible that future conditions may materially affect the amount of any warranty obligations. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Cash

For purposes of determining cash flows, cash consists of deposits with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less and exclude cash subject to restrictions that prevent its use for current purposes.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. PROPERTY UNDER DEVELOPMENT

	$
Land option	10
Development costs net of incidental revenue of $93,265	358,722
	358,732

During the period ended October 31, 2006, the Partnership entered into a five-year ground lease with the Limited Partner. The Partnership paid $10 for an option to acquire the beneficial interest in the land at a purchase price equal to the fair market value.

During the period ended October 31, 2006, the Partnership was charged rent of $371,063 that has been capitalized to the property under development.

In accordance with the terms of the ground lease agreement, the Partnership is committed to pay rent of 105% of the aggregate of a) the total interest charges payable by the Limited Partner incurred in connection with its acquisition of the leased land and b) the operating costs and taxes (as defined in the lease agreement) incurred by the Limited Partner during the lease term.

Upon commencing development of the Project, as defined in the ground lease agreement, the rent on the leased land is reduced to $120 per annum.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)
NOTES TO FINANCIAL STATEMENTS (Continued)
October 31, 2006

4. DUE FROM AND DUE TO RELATED PARTIES

	$
Due from related party	
Pinnacle International Realty Group Inc.	57,179
Due to related party	
Pinnacle Bay Street Development Partnership	371,063

All of the amounts due from and to related parties are unsecured, non-interest bearing, and without stated repayment terms. Pinnacle International Realty Group Inc. and Pinnacle Bay Street Development Partnership (the Limited Partner) are under common control.

5. COMMITMENTS

At October 31, 2006, the Partnership is committed to various non-related parties aggregating $2,899,470 with respect to the development of the project.

6. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash, due from related party, accounts payable and accrued liabilities, and due to related party approximates their carrying values given the short term to maturity of these instruments.

Interest rate risk

All of the Partnership's financial instruments are non-interest bearing.

Credit risk exposures

The Partnership's exposures to credit risk are as indicated by the carrying amount of the amounts due from related parties. The Partnership regularly monitors the credit worthiness of its debtors and believes it is not exposed to an unusual risk of credit loss.

AUDITORS' REPORT

To the Shareholders of
Pinnacle International (Bay Street III) Plaza Inc.

We have audited the balance sheet of **Pinnacle International (Bay Street III) Plaza Inc.** (an Ontario corporation) as at October 31, 2006 and the statement of cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and its cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

April 11, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

PINNACLE INTERNATIONAL (BAY STREET III) PLAZA INC.
(an Ontario corporation)
BALANCE SHEET
As at October 31, 2006

	$
Assets	
Cash	1
Investment in Pinnacle Centre Three Limited Partnership	1
	2
Liabilities	
Accounts payable	1
Shareholders' Equity	
Capital stock (note 3)	1
	2

Approved by the Director

(Signed) MICHAEL DE COTIIS
Director

See accompanying notes to financial statements.

PINNACLE INTERNATIONAL (BAY STREET III) PLAZA INC.
(an Ontario corporation)

STATEMENT OF CASH FLOWS

For the period from February 13, 2006 (date of formation) to October 31, 2006

	$
Cash flows from operating activities	
Accounts payable	1
Cash flows from investing activities	
Investment in Pinnacle Centre Three Limited Partnership	(1)
Cash flows from financing activities	
Issuance of common share	1
Increase in cash	1
Cash — Beginning of period	—
Cash — End of period	1

See accompanying notes to financial statements.

PINNACLE INTERNATIONAL (BAY STREET III) PLAZA INC.
(an Ontario limited corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2006

1. NATURE OF OPERATIONS

Pinnacle International (Bay Street III) Plaza Inc. (an Ontario corporation) (the Company) was established on February 13, 2006 as a holding company.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment in partnership

The Company accounts for its investment in a limited partnership on an equity basis.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. CAPITAL STOCK

Authorized

Unlimited number of common sharers

Issued

	$
1 common share	1

4. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash and accounts payable approximate their carrying value because of the short-term nature of these instruments.

AUDITORS' REPORT

To the General Partner of
Pinnacle International (Bay Street IV) Plaza Inc.

We have audited the balance sheet of **Pinnacle International (Bay Street IV) Plaza Inc.** (an Ontario corporation) as at October 31, 2006 and the statement of cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and its cash flows for the period from February 13, 2006 (date of formation) to October 31, 2006 in accordance with Canadian generally accepted accounting principles.

April 11, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

PINNACLE INTERNATIONAL (BAY STREET IV) PLAZA INC.
(an Ontario corporation)

BALANCE SHEET

As at October 31, 2006

	$
Assets	
Cash	1
Investment in Pinnacle Centre Four Limited Partnership	1
	2
Liabilities	
Accounts payable	1
Shareholders' Equity	
Capital stock (note 3)	1
	2

Approved by the Director

(Signed) MICHAEL DE COTIIS
Director

See accompanying notes to financial statements.

PINNACLE INTERNATIONAL (BAY STREET IV) PLAZA INC.
(an Ontario corporation)

STATEMENT OF CASH FLOWS

As at October 31, 2006

	$
Cash flows from operating activities	
Accounts payable	1
Cash flows from investing activities	
Investment in Pinnacle Centre Four Limited Partnership	(1)
Cash flows from financing activities	
Issuance of common share	1
Increase in cash	1
Cash — Beginning of period	—
Cash — End of period	1

See accompanying notes to financial statements.

PINNACLE INTERNATIONAL (BAY STREET IV) PLAZA INC.
(an Ontario corporation)
NOTES TO FINANCIAL STATEMENTS
For the period from February 13, 2006 to October 31, 2006

1. NATURE OF OPERATIONS

Pinnacle International (Bay Street IV) Plaza Inc. (an Ontario corporation) (the Company) was established on February 13, 2006 as a holding company.

2. SIGNIFICANT ACCOUNTING POLICIES

Investment in partnership

The Company accounts for its investment in a limited partnership on an equity basis.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. CAPITAL STOCK

Authorized

Unlimited number of common sharers

Issued

	$
1 common share	1

4. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash and accounts payable approximate their carrying value because of the short-term nature of these instruments.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

BALANCE SHEET

(Unaudited)

	January 31, 2007	October 31, 2006
Assets		
Property under development (note 3)	$6,515,100	$2,897,386
Cash held in trust (note 4)	1,046,097	183,066
Cash	1,000	1,000
Accounts receivable	5,677	—
Prepaid commission	87,505	—
Due from related party (note 5)	1,073,113	—
	$8,728,492	$3,081,452
Liabilities		
Accounts payable and accrued liabilities	$ 17,926	$ 133,668
Due to related parties (note 5)	7,670,837	2,763,718
Sales deposits (note 4)	1,038,729	183,066
	8,727,492	3,080,452
Partners' Equity (note 1)	1,000	1,000
	$8,728,492	$3,081,452

Formation, nature of operations and going concern (note 1)

Commitments (notes 3 and 6)

Approved by the General Partner

(Signed) PINNACLE INTERNATIONAL
(BAY STREET III) PLAZA INC.
General Partner

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF PARTNERS' EQUITY

(Unaudited)

	Pinnacle Bay Street Development Partnership	Pinnacle International (Bay Street III) Plaza Inc.	Total
Partners' capital — February 15, 2006 (date of formation)	$—	$—	$ —
Contributions	999	1	1,000
Partners' capital — October 31, 2006	999	1	1,000
Contributions	—	—	—
Partners' capital — January 31, 2007	$999	$ 1	$1,000

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS

(Unaudited)

	Three-month period ended January 31, 2007	Period from February 15, 2006 (date of formation) to October 31, 2006
Cash flows from operating activities		
Expenditures on property under development net of change in construction payables	$(3,733,456)	$(2,763,718)
Cash held in trust	(863,031)	(183,066)
Sales deposits	855,663	183,066
Accounts receivable	(5,677)	—
Prepaid commission	(87,505)	—
	(3,834,006)	(2,763,718)
Cash flows from financing activities		
Advances from related parties	4,907,119	2,763,718
Contributions from partners	—	1,000
	4,907,119	2,764,718
Cash flows from investing activities		
Advances to related party	(1,073,113)	—
Increase in cash	—	1,000
Cash — Beginning of period	1,000	—
Cash — End of period	$ 1,000	$ 1,000

See accompanying notes to financial statements.

PINNACLE CENTRE THREE LIMITED PARTNERSHIP
(an Ontario limited partnership)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
January 31, 2007

1. FORMATION, NATURE OF OPERATIONS, AND GOING CONCERN

Pinnacle Centre Three Limited Partnership, an Ontario limited partnership, (the "Partnership") was established on February 15, 2006 for the purpose of developing, marketing and selling a real estate development comprising 501 residential condominium units and approximately 17,000 square feet of office and retail space in Toronto, Ontario (the "Project"). The limited partnership agreement (the "LP Agreement") provides that the Partnership shall be dissolved on the earlier of the end of the fiscal year in which all of the assets of the Partnership have been disposed of or February 15, 2031, unless otherwise dissolved by way of an extraordinary resolution of the partners.

The partners and their partnership interests are:

	%
Pinnacle Bay Street Development Partnership (the "Limited Partner")	99.99
Pinnacle International (Bay Street III) Plaza Inc. (the "General Partner")	0.01
	100.00

These financial statements have been prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which includes the assumption that the Partnership will be able to realize its assets and settle it liabilities in the normal course of business. The Partnership's ability to continue its real estate development activities is dependent on managements' ability to achieve a sufficient level of pre-sales of condominium units and obtain adequate construction financing. There can be no assurances that the Partnership will be able to accomplish these requirements. Because of this uncertainty, there is substantial doubt about the ability of the Partnership to continue as a going concern. The Partnership is currently dependent on advances from related parties to be able to meet its liabilities in the short term.

No provision has been made in these financial statements for adjustments to the carrying value of assets and liabilities should the Partnership be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These financial statements contain only those assets, liabilities and results of operations relating to the Partnership. There is no provision for income taxes as the partners are taxed individually on their share of the Partnership's income.

Property under development

Property under development is recorded at the lower of cost and its estimated net realizable value. The Partnership provides for an impairment provision where the carrying value of its property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of the property. These expenditures consist of all direct costs, interest on debt incurred to finance the acquisition, development and construction, and general and administrative expenses that are directly attributable to the Project. Incidental revenue relating specifically to the Project earned during the holding, development and construction phases is treated as a reduction of cost.

Management's estimates of the net realizable value of the project are based on the best available information at the time of the assessment. Costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process. The costs associated with the Project could be significantly increased by events outside the Partnership's control, including increases in interest rates, increases in materials or labor costs, or increases in service charges. The Partnership's anticipated revenue from the Project is based upon the sale of condominium units and retail space at estimated prices that are subject to market forces. There can be no assurance that the various assumptions will be realized or that the Project will not be adversely affected by unforeseen economic factors, resulting in a diminution in its anticipated value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of condominium units is recorded when the purchasers are entitled to occupancy, there is persuasive evidence of an arrangement for the sale of the property, the proceeds are fixed and determinable, collection of the sale proceeds is reasonably assured, and the purchaser has received an undertaking from the Partnership to assign title.

Cost of sales

Cost of sales is determined using the net yield method whereby the cost of sales for the period is a pro-rated amount of total estimated costs for the Project based on revenue for the period versus projected revenue for the entire Project.

Warranty costs

Estimated future warranty costs are accrued and charged to cost of sales in the period in which revenue is recognized from the sale of units in the Project. The recognized amount of future warranty costs is based on the Partnership's best information and judgment and is based in part upon management's historical experience. The inherent uncertainty associated with real estate development makes it reasonably possible that future conditions may materially affect the amount of any warranty obligations. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Cash

For purposes of determining cash flows, cash consists of deposits with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less and exclude cash subject to restrictions that prevent its use for current purposes.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. PROPERTY UNDER DEVELOPMENT

	January 31, 2007	October 31, 2006
	$	$
Land option	10	10
Development costs net of incidental revenue of $93,341	6,515,090	2,897,376
	6,515,100	2,897,386

During the period ended October 31, 2006, the Partnership entered into a five-year ground lease with the Limited Partner. The Partnership paid $10 for an option to acquire the beneficial interest in the land at a purchase price equal to the fair market value.

During the period ended January 31, 2007, the Partnership was charged rent of $30 (October 31, 2006 — $372,417) that has been capitalized to the property under development.

In accordance with the terms of the ground lease agreement, the Partnership is committed to pay rent of 105% of the aggregate of a) the total interest charges payable by the Limited Partner incurred in connection with its acquisition of the leased land and b) the operating costs and taxes (as defined in the lease agreement) incurred by the Limited Partner during the lease term.

Upon commencing development of the Project, as defined in the ground lease agreement, the rent on the leased land is reduced to $120 per annum.

3. **PROPERTY UNDER DEVELOPMENT (Continued)**

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. **CASH HELD IN TRUST AND SALES DEPOSITS**

The Partnership receives deposits from purchasers of condominium units which it places in trust. In accordance with Ontario legislation, the deposits can be utilized by the Partnership in connection with the construction of the project. At January 31, 2007, the Partnership had not used any of the deposits.

5. **DUE FROM AND DUE TO RELATED PARTIES**

	January 31, 2007	October 31, 2006
	$	$
Due from related party		
Pinnacle Centre Four Limited Partnership	1,073,113	—
Due to related parties		
Pinnacle International Realty Group Inc.	7,298,420	2,391,301
Pinnacle Bay Street Development Partnership	372,417	372,417
	7,670,837	2,763,718

All of the amounts due from and due to related parties are unsecured, non-interest bearing, and without stated repayment terms. Pinnacle Bay Street Development Partnership (the Limited Partner), Pinnacle Centre Four Limited Partnership and Pinnacle International Realty Group Inc. are under common control.

6. **COMMITMENTS**

At January 31, 2007, the Partnership is committed to various non-related parties aggregating $1,472,132 (October 31, 2006 — $1,823,378) with respect to the development of the project.

7. **FINANCIAL INSTRUMENTS**

Fair values

The fair values of cash held in trust, cash, accounts receivable, amounts due from related party, accounts payable and accrued liabilities, amounts due to related parties and sales deposits approximate their carrying values given the short term to maturity of these instruments.

Interest rate risk

All of the Partnership's financial instruments are non-interest bearing except for cash held in trust that earns interest at variable market rates.

Credit risk exposures

The Partnership's exposures to credit risk are as indicated by the carrying amount of its cash, cash held in trust, accounts receivable and amounts due from related party. The Partnership regularly monitors the credit worthiness of its debtors and believes it is not exposed to an unusual risk of credit loss.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

BALANCE SHEET

(Unaudited)

	January 31, 2007	October 31, 2006
	$	$
Assets		
Property under development (note 3)	1,429,297	358,732
Cash	1,000	1,000
Due from related party (note 4)	14,879	57,179
	1,445,176	416,911
Liabilities		
Accounts payable and accrued liabilities	—	44,848
Due to related parties (note 4)	1,444,176	371,063
	1,444,176	415,911
Partners' Equity (note 1)	1,000	1,000
	1,445,176	416,911

Formation, nature of operations and going concern (note 1)
Commitments (notes 3 and 5)

Approved by the General Partner

(Signed) PINNACLE INTERNATIONAL
(BAY STREET IV) PLAZA INC.
General Partner

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF PARTNERS' EQUITY

(Unaudited)

	Pinnacle Bay Street Development Partnership	Pinnacle International (Bay Street IV) Plaza Inc.	Total
	$	$	$
Partners' capital — February 15, 2006 (date of formation)	—	—	—
Contributions	999	1	1,000
Partners' capital — October 31, 2006	999	1	1,000
Contributions	—	—	—
Partners' capital — January 31, 2007	999	1	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)

STATEMENT OF CASH FLOWS

(Unaudited)

	Three-month period ended January 31, 2007	Period from February 15, 2006 (date of formation) to October 31, 2006
	$	$
Cash flows from operating activities		
Expenditures on property under development net of change in construction payables	(1,115,413)	(313,884)
Cash flows from financing activities		
Advances from related parties	1,073,113	371,063
Contributions from partners	—	1,000
	1,073,113	372,063
Cash flows from investing activities		
Repayment from (advances to) related party	42,300	(57,179)
Increase in cash	—	1,000
Cash — Beginning of period	1,000	—
Cash — End of period	1,000	1,000

See accompanying notes to financial statements.

PINNACLE CENTRE FOUR LIMITED PARTNERSHIP
(an Ontario limited partnership)
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
January 31, 2007

1. FORMATION, NATURE OF OPERATIONS AND GOING CONCERN

Pinnacle Centre Four Limited Partnership, an Ontario limited partnership, (the "Partnership") was established on February 15, 2006 for the purpose of developing, marketing and selling a real estate development comprising 417 residential condominium units, 79 hotel units and approximately 8,000 square feet of retail space in Toronto, Ontario (the "Project"). The limited partnership agreement (the "LP Agreement") provides that the Partnership shall be dissolved on the earlier of the end of the fiscal year in which all of the assets of the Partnership have been disposed of or February 15, 2031, unless otherwise dissolved by way of an extraordinary resolution of the partners.

The partners and their partnership interests are:

	%
Pinnacle Bay Street Development Partnership (the "Limited Partner")	99.99
Pinnacle International (Bay Street IV) Plaza Inc. (the "General Partner")	0.01
	100.00

These financial statements have been prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which includes the assumption that the Partnership will be able to realize its assets and settle it liabilities in the normal course of business. The Partnership's ability to continue its real estate development activities is dependent on managements' ability to achieve a sufficient level of pre-sales of condominium units and obtain adequate construction financing. There can be no assurances that the Partnership will be able to accomplish these requirements. Because of this uncertainty, there is substantial doubt about the ability of the Partnership to continue as a going concern. The Partnership is currently dependent on advances from related parties to be able to meet its liabilities in the short term.

No provision has been made in these financial statements for adjustments to the carrying value of assets and liabilities should the Partnership be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

General

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These financial statements contain only those assets, liabilities, and results of operations relating to the Partnership. There is no provision for income taxes as the partners are taxed individually on their share of the Partnership's income.

Property under development

Property under development is recorded at the lower of cost and its estimated net realizable value. The Partnership provides for an impairment provision where the carrying value of its property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of the property. These expenditures consist of all direct costs, interest on debt incurred to finance the acquisition, development, and construction, and general and administrative expenses that are directly attributable to the Project. Incidental revenue relating specifically to the Project earned during the holding, development and construction phases is treated as a reduction of cost.

Management's estimates of the net realizable value of the Project are based on the best available information at the time of the assessment. Costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process. The costs associated with the Project could be significantly increased by events outside the Partnership's control, including increases in interest rates, increases in materials or labor costs, or increases in service charges. The Partnership's anticipated revenue from the Project is based upon the sale of condominium units and retail space at estimated prices that are subject to market forces. There can be no assurance that the various assumptions will be realized or that the Project will not be adversely affected by unforeseen economic factors, resulting in a diminution in its anticipated value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue from the sale of condominium units is recorded when the purchasers are entitled to occupancy, there is persuasive evidence of an arrangement for the sale of the property, the proceeds are fixed and determinable, collection of the sale proceeds is reasonably assured, and the purchaser has received an undertaking from the Partnership to assign title.

Cost of sales

Cost of sales is determined using the net yield method whereby the cost of sales for the period is a pro-rated amount of total estimated costs for the Project based on revenue for the period versus projected revenue for the entire Project.

Warranty costs

Estimated future warranty costs are accrued and charged to cost of sales in the period in which revenue is recognized from the sale of units in the Project. The recognized amount of future warranty costs is based on the Partnership's best information and judgment and is based in part upon management's historical experience. The inherent uncertainty associated with real estate development makes it reasonably possible that future conditions may materially affect the amount of any warranty obligations. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Cash

For purposes of determining cash flows, cash consists of deposits with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less and exclude cash subject to restrictions that prevent its use for current purposes.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. PROPERTY UNDER DEVELOPMENT

	January 31, 2007	October 31, 2006
	$	$
Land option	10	10
Development costs net of incidental revenue of $93,265	1,429,287	358,722
	1,429,297	358,732

During the period ended October 31, 2006, the Partnership entered into a five-year ground lease with the Limited Partner. The Partnership paid $10 for an option to acquire the beneficial interest in the land at a purchase price equal to the fair market value.

During the period ended January 31, 2007, the Partnership was charged rent of $30 (October 31, 2006 — $371,063) that has been capitalized to the property under development.

In accordance with the terms of the ground lease agreement, the Partnership is committed to pay rent of 105% of the aggregate of a) the total interest charges payable by the Limited Partner incurred in connection with its acquisition of the leased land and b) the operating costs and taxes (as defined in the lease agreement) incurred by the Limited Partner during the lease term.

Upon commencing development of the Project, as defined in the ground lease agreement, the rent on the leased land is reduced to $120 per annum.

3. PROPERTY UNDER DEVELOPMENT (Continued)

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. DUE FROM AND DUE TO RELATED PARTIES

	January 31, 2007	October 31, 2006
	$	$
Due from related party		
Pinnacle International Realty Group Inc.	14,879	57,179
Due to related parties		
Pinnacle Bay Street Development Partnership	371,063	371,063
Pinnacle Centre Three Limited Partnership	1,073,113	—
	1,444,176	371,063

All of the amounts due from and to related parties are unsecured, non-interest bearing, and without stated repayment terms. Pinnacle International Realty Group Inc., Pinnacle Bay Street Development Partnership (the Limited Partner) and Pinnacle Centre Three Limited Partnership are under common control.

5. COMMITMENTS

At January 31, 2007, the Partnership is committed to various non-related parties aggregating $1,967,204 (October 31, 2006 — $2,899,470) with respect to the development of the project.

6. FINANCIAL INSTRUMENTS

Fair values

The fair values of cash, due from related party, accounts payable and accrued liabilities, and due to related parties approximates their carrying values given the short term to maturity of these instruments.

Interest rate risk

All of the Partnership's financial instruments are non-interest bearing.

Credit risk exposures

The Partnership's exposures to credit risk are as indicated by the carrying amount of the amounts due from related party. The Partnership regularly monitors the credit worthiness of its debtors and believes it is not exposed to an unusual risk of credit loss.

APPENDIX "I"

UNAUDITED PRO FORMA BALANCE SHEET OF REALCO

(amounts in 000's) *(Canadian dollars)*	As at February 28, 2007 (Unaudited)	Pro forma adjustments Column 1 (note 3)	RealCo as at February 28, 2007	Combined Partnerships as at Jan 31, 2007	Pro forma adjustments Column 2 (note 4)		Pro forma Combined RealCo
ASSETS							
Cash and cash equivalents	$ 2,284	$ (2,284)	$ —	$ 2	$1,200	(4a)	
					(700)	(4b)	$ 502
Accounts receivable				6			6
Marketable securities and other investments	10,952	(10,952)	—				—
Due from related parties			—	15			15
Prepaid expenses and other assets	614	(614)	—	88			88
Property under development				7,944			7,944
Fixed assets	590	(590)	—				—
Deferred financing charges	402	(402)	—				—
Deferred arrangement costs	530	(530)	—				—
Goodwill	606	(606)	—				—
Cash held in trust				1,046			1,046
	$ 15,978		$ —	$9,101			$9,601
LIABILITIES							
Accounts payable and accrued liabilities	$ 1,991	$ (1,991)	$ —	$ 18			$ 18
Due to related parties				8,042			8,042
Sales deposits				1,039			1,039
Secured convertible debentures	11,684	(11,684)	—				—
Note payable					500	(4b)	500
SHAREHOLDERS' EQUITY							
Common shares — voting	157,449	(157,449)	—				—
Common shares — non voting					1,200	(4a)	
					(1,200)	(4b)	
					2	(4b)	2
Partners capital				2	(2)	(4b)	—
Equity portion of secured convertible debentures	3,814	(3,814)	—				—
Stock options	4,844	(4,844)	—				—
Contributed surplus	7,706	(7,706)	—				—
Warrants	991	(991)	—				—
Deficit accumulated during development stage	(172,501)	172,501	—		1,200	(4b)	
					(1,200)	(4b)	—
	2,303		—	2			2
	$ 15,978		$ —	$9,101			$9,601

See accompanying notes to the unaudited pro forma balance sheet.

NOTES TO UNAUDITED PRO FORMA BALANCE SHEET OF REALCO
(Expressed in Canadian dollars)
As of February 28, 2007

1. THE REORGANIZATION AND THE PROBABLE ACQUISITION

a) The Reorganization

Lorus Therapeutics Inc. ("Lorus") was incorporated under the laws of the Province of Ontario on September 5, 1986 and effective October 1, 2005, Lorus was continued under the laws of Canada.

Under the terms of an arrangement agreement (the "Arrangement Agreement") dated May 1, 2007 and described in the "The Arrangement" section of the Management Proxy Circular (the "Reorganization"), Lorus will transfer all of the assets (excluding future tax assets and related valuation allowance), liabilities and operations of Lorus to a newly incorporated subsidiary ("New Lorus") or a subsidiary of New Lorus.

As part of the transaction, current holders of Lorus common shares, options to acquire Lorus common shares, and warrants to acquire Lorus common shares will exchange such shares, options and warrants for shares, options and warrants of New Lorus on a one-for-one basis.

In connection with the Reorganization, and after the exchange of securities described above, the share capital of Lorus will be reorganized into voting common shares and non-voting common shares and 6707157 Canada Inc., an affiliate of Pinnacle International Lands, Inc. ("Investor"), will acquire approximately 41% of the Lorus voting common shares and all of the non-voting common shares by making a cash payment to New Lorus and the Selling Shareholders (as defined below) equal to approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments. The costs of the transaction will be expensed in the financial statements of New Lorus upon closing of the transaction.

In addition to the exchange of securities described above, shareholders who are not residents of the United States will receive voting common shares of Lorus and shareholders who are residents of the United States will receive a nominal cash payment instead of voting common shares. As well, as a condition of the Arrangement Agreement, High Tech Beteilingungen GmbH & Co. KG and certain other shareholders of Lorus (the "Selling Shareholders"), representing approximately 24% of Lorus' issued and outstanding share capital, have agreed to vote in favour of the transaction and to sell to Investor the Lorus voting common shares to be received under the agreement at the same price per share as will be paid Lorus by Investor to New Lorus (as described in the paragraph above). The directors and officers of Lorus who are security holders have expressed their intention to vote in favour of the transaction.

Current Lorus shareholders, other than residents of the United States and the Selling Shareholders, will receive approximately 59% of the Lorus voting common shares representing, in the aggregate upon completion of the transaction, an economic equity interest of approximately 0.5% of Lorus in addition to their continued equity interest in Newco.

Also as a condition of the transaction, the holder of Lorus' $15 million secured convertible debentures has agreed to vote in favour of the transaction. Lorus has agreed to repurchase such holder's outstanding three million common share purchase warrants at a purchase price of $252,000.

Concurrent with the transaction, Investor will subscribe for an additional 294,296,851 non-voting common shares directly from Lorus now known as RealCo for cash consideration of $1.2 million.

New Lorus will have no continuing ownership interest in RealCo.

b) The Probable Acquisition

Pursuant to the Arrangement Agreement, an affiliate of Pinnacle will transfer limited partnership interests in two real estate development projects in Toronto, Ontario ("Pinnacle Partnerships") to RealCo in exchange for cash consideration of $700 thousand and a RealCo interest bearing note payable of $500 thousand ("Probable Acquisition").

2. Basis of Presentation and Going Concern Contingency

The unaudited pro forma consolidated balance sheet of Lorus as at February 28, 2007 has been prepared by management based on the unaudited interim consolidated balance sheet of Lorus as at February 28, 2007 and giving effect to:

(a) The various transactions pursuant to the Reorganization being proposed for approval by the shareholders of Lorus in a special general meeting to be held in June 2007 and as further described in note 3 to this unaudited pro forma consolidated balance sheet as at February 28, 2007.

(b) The transfer of the combined Pinnacle Partnerships as set out in the unaudited interim balance sheets as at January 31, 2007, specifically Pinnacle Centre Three Limited Partnership and Pinnacle Centre Four Limited Partnership.

The pro forma consolidated balance sheet has been prepared on a going concern basis, which assumes the approval of the Reorganization by the shareholders and the Ontario Superior Court of Justice and the closing of the transactions with Investor, and that

(Expressed in Canadian dollars) (Continued)

2. Basis of Presentation and Going Concern Contingency (Continued)

the combined Lorus and Pinnacle Partnerships will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These pro forma financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in completing the Reorganization and completing the transaction with Investor, or if it is not successful in obtaining additional funds to commence operations.

The accounting policies used in the presentation of the pro forma consolidated balance sheet are in accordance with the audited financial statements of the Pinnacle Partnerships as at and for the period from inception of operations to October 31, 2006 and the unaudited interim financial statements of the Pinnacle Partnerships as at and for the three-month period January 31, 2007; and the audited financial statements of Lorus for the year ended May 31, 2006, and the unaudited interim consolidated financial statements of Lorus as at February 28, 2007 and for the three-month and nine-month periods ended February 28, 2007 and 2006. The unaudited pro forma balance sheet should be read in conjunction with the audited financial statements of the Pinnacle Partnerships as at and for the period from inception of operations to October 31, 2006 and the unaudited interim financial statements of the Pinnacle Partnerships as at and for the three-month period January 31, 2007; and the audited financial statements of Lorus for the year ended May 31, 2006 and the unaudited interim consolidated financial statements of Lorus as at February 28, 2007 and for the three-month and nine-month periods ended February 28, 2007 and 2006.

A pro forma consolidated statement of loss has not been prepared since RealCo, after giving effect to the Reorganization, will have no operations and the Pinnacle Partnerships has not reported any operating results for the period.

Actual balances of the combined partnerships could differ by the date of the acquisition.

3. Pro forma adjustments related to the Reorganization

(a) The various transactions to give effect to the Plan of Arrangement are described in the "The Arrangement" section of the Management Proxy Circular. The pro forma adjustments set out in the column headed "Pro forma adjustments Column 1" represent steps (a) to (w). If all matters presented at the special general meeting are not approved, the pro forma consolidated balance sheet will be impacted and such impact will be material.

(b) Certain of these pro forma transactions are taxable and would result in income taxes otherwise payable of $4.3 million. Current year losses and tax loss carryforwards of $11.8 million will be utilized to offset income taxes otherwise payable. Accordingly, the future tax assets would be reduced by $4.3 million and there would be a corresponding reduction of the valuation allowance. Future tax assets relating to all income tax attributes of $43 million are not likely of being realized, accordingly a full valuation allowance is recorded.

4. Pro forma adjustments related to the Probable Acquisition

The pro forma adjustments below are set out in the column headed "Pro forma adjustments Column 2" and represent steps (x) to (y) in the section "The Arrangement" of the Management Proxy Circular.

(a) Investor will subscribe for 294,296,851 additional RealCo non-voting common shares for cash consideration of $1.2 million.

(b) Concurrent with the Reorganization, Investor will contribute its limited partnership interests in two real estate development projects to RealCo in return for a cash of $700 thousand and a promissory note of RealCo of $500 thousand.

These transactions have occurred between two commonly controlled entities. Since these transactions do not result in a substantive change in ownership, the transactions are accounted for at carrying value.

APPENDIX "J"

BALANCE SHEET OF NEW LORUS

AUDITORS' REPORT

To the Board of Directors of 6650309 Canada Inc.

We have audited the balance sheet of 6650309 Canada Inc. as at November 1, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at November 1, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants,
Licensed Public Accountants

Toronto, Canada
May 24, 2007

6650309 CANADA INC.

BALANCE SHEET

November 1, 2006

Assets	
Cash	$1
Shareholder's Equity	
Capital stock (note 3)	$1

On behalf of the Board:

(Signed) DONALD PATERSON
Director

(Signed) GRAHAM STRACHAN
Director

See accompanying notes to balance sheet.

6650309 CANADA INC.

NOTES TO BALANCE SHEET

November 1, 2006

1. BASIS OF PRESENTATION:

6650309 Canada Inc. ("New Lorus" or the "Company") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Canada Business Corporation Act on November 1, 2006, and has not carried out any active business since incorporation.

On May 1, 2007, New Lorus' parent company, Lorus Therapeutics Inc. ("Lorus") entered into an agreement with 6707157 Canada Inc., among others, which, if completed, will result in New Lorus receiving cash of approximately $8.5 million, subject to a $600,000 holdback and post-closing adjustment. The costs of the transaction will be expensed in the financial statements of New Lorus on closing of the transaction. This agreement involves a number of transactions which will ultimately result in the transferring of all assets (excluding future tax assets and related valuation allowance), liabilities and operations of Lorus to New Lorus. As part of the transaction, current holders of Lorus common shares, options to acquire common shares, and warrants to acquire common shares will exchange such shares, options and warrants for shares, options and warrants of New Lorus on a one-for-one basis.

Pursuant to the Warrant Repurchase Agreement, New Lorus will purchase the warrants from its holders for cash consideration and cancel those warrants.

In addition, under the terms of the agreement, New Lorus will indemnify Lorus and its directors, officers and employees against any and all liabilities, losses, costs, expenses, claims and damages, other than for certain tax liabilities related to the operations carried out by Lorus prior to and by the Company subsequent to the transfer of assets, liabilities and operations to the Company.

The transaction is subject to court and shareholder approval and is expected to close on June 29, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES:

The balance sheet of the Company has been prepared in accordance with Canadian generally accepted accounting principles.

3. CAPITAL STOCK:

Authorized:	
Unlimited common shares	
Issued and outstanding:	
One common share	$1

APPENDIX "K"

COMPARISON OF CBCA TO BCBCA

General

In general terms, the CBCA provides a corporation's shareholders with substantively the same rights as are available to a corporation's shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. There are, however, important differences concerning, among other things, the qualifications of directors and certain shareholder remedies. The following is a summary comparison of certain provisions of the CBCA and the BCBCA which pertain to rights of the shareholders and other corporate matters. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding implications of the Continuation which may be of particular importance to them.

Charter Documents

Under the CBCA, the charter documents of a corporation consist of (a) articles of incorporation which must set forth, among other things, the name of the corporation, the amount and type of authorized capital and any restriction on the business that the corporation may carry on; and (b) by-laws that regulate the business or affairs of a corporation.

Similarly, under the BCBCA, a continued corporation has as its charter documents a notice of articles (which, in the case of a continuance, will be contained in its continuation application) and articles which contains the rules of conduct of the corporation. The notice of articles must set forth, among other things, the name of the corporation, the amount and type of authorized share structure and must indicate if there are any rights and restrictions attached to the shares.

The Continuation to the provincial jurisdiction of British Columbia and the filing of a continuation application will not result in any substantive changes to the constitution, powers or management of RealCo, except as otherwise described herein.

Amendments to Charter Documents

Any substantive change to the articles of a corporation under the CBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of the corporation, an increase or reduction of the stated capital of the corporation, or an alteration of the special rights and restrictions attached to issued shares, requires a special resolution passed by not less than 66⅔% of the votes cast by the shareholders voting on the resolution authorizing such change (or such higher threshold as may be provided in the corporation's articles). In addition, the holders of a class or series of shares (if such class or series is affected by an amendment in a manner different from other shares of the same class or series) are entitled to vote separately as a class or series on a proposal to amend the articles to add, change or remove any provision that affects the rights, privileges, restrictions or conditions attached to that class or series, whether or not they are otherwise entitled to vote. Other fundamental changes, such as a proposed amalgamation or a continuation of a corporation out of the federal jurisdiction, will also require a special resolution passed by 66⅔% of the votes cast by shareholders voting cast on the resolution authorizing such change (or such higher threshold as may be provided in the corporation's articles), whether or not they are otherwise entitled to vote.

Under the BCBCA, any substantive change to the corporate charter of a corporation, such as an alteration of the restrictions, if any, on the business carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized share structure of the corporation, requires a special resolution passed by the majority of such number of votes as specified in the articles of the corporation so long as the prescribed majority (the "special majority") is at least 66⅔% and not more than 75% of the votes cast by shareholders on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least 66⅔% of the votes cast on the resolution. A proposed amalgamation requires a similar resolution passed by a special majority of all holders of shares of the corporation (or such higher threshold as may be provided in the corporation's articles), whether or not they are otherwise entitled to vote. In addition, a right or special right attached to a class or series of shares cannot be prejudiced or interfered with unless at least 66⅔% (or such higher majority up to 75% as may be provided by the articles, as described above) of the votes cast by the shareholders holding such class or series of shares consent to such change.

Removal of Directors

The CBCA provides that, subject to certain exceptions, the shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office and that the articles of a corporation may not require a higher threshold to remove a director. An ordinary resolution means a resolution passed by a majority (i.e., over 50%) of the votes cast by the shareholders who voted in respect of that resolution. Under the BCBCA, subject to certain exceptions, a director may be removed before the expiration of the director's term of office by a special resolution of the shareholders of the corporation or by such other resolution or method as may be set out in its articles. If the articles do not contain any such provision, the BCBCA provides that the majority of votes required to pass a special resolution may be specified in the corporation's articles (referred to in the BCBCA as a "special majority") if that special majority is at least 66⅔% and not more than 75% of the votes cast on the resolution. The articles of RealCo specify that, if permitted by RealCo's governing statute, a director of the corporation may be removed before the expiration of the director's term of office only if approved by a special resolution, and that a special resolution must be passed by a special majority of not less than 75% of the votes cast by the shareholders who voted in respect of that resolution.

Sale of Undertaking

The CBCA requires approval of the holders of shares of a corporation represented at a duly called meeting of shareholders for a sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation, other than in the ordinary course of business of the corporation. Each share of a corporation carries the right to vote in respect of the approval of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. The approval must be by no less than 66⅔% of the votes cast at the meeting. Holders of shares of a class or series are entitled to vote separately as a class or series only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the "property") of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of such number of votes as specified in the articles of the corporation (being at least 66⅔% and not more than 75% of the votes cast on the resolution) or, if the articles do not contain such a provision, a special resolution passed by at least 66⅔% of the votes cast by shareholders on the resolution.

While the shareholder approval thresholds can be the same under the BCBCA and the CBCA, the BCBCA allows for a corporation to specify a different approval level in its articles (i.e., greater than 66⅔% but less than 75%) and the CBCA allows, subject to certain exceptions, the articles of a corporation to require a greater number of votes than that prescribed by the articles. There are also differences in the nature of the sale which requires such approval, i.e. a sale of all or substantially all of the "undertaking" under the BCBCA and of all or substantially of the "property" under the CBCA.

Rights of Dissent and Appraisal

The CBCA provides that shareholders who dissent with respect to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value. Under the CBCA, a holder of shares of any class may dissent if a court order permits such dissent or if the corporation resolves to:

1. amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

2. amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

3. amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation);
4. be continued under the laws of another jurisdiction;
5. sell, lease or exchange all or substantially all its property;
6. carry out a going-private transaction or a squeeze-out transaction; or
7. amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class.

The BCBCA contains similar dissent provisions which are applicable in respect of:

1. a resolution to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;
2. a resolution to adopt an amalgamation agreement;
3. a resolution to approve an amalgamation into a foreign jurisdiction;
4. a resolution to approve an arrangement, the terms of which arrangement permit dissent;
5. a resolution to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation;
6. a resolution to authorize the continuation of the corporation into a jurisdiction other than British Columbia;
7. any other resolution, if dissent is authorized by the resolution; and
8. any court order that permits dissent.

Oppression Remedies

Under the CBCA, any current or former registered or beneficial shareholder, director or officer or a former director or officers of a corporation or any of its affiliates, the Director under the CBCA or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy, may bring an application to the court for an order to, among other things, restrain certain conduct where in respect of a corporation or any of its affiliates (a) there is an act or omission of the corporation or its affiliates which effects a result; (b) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or (c) the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer of the corporation. On such an application, the court may make other kinds of orders and may make an interim or final order if it considers appropriate.

Under the BCBCA, a registered or beneficial shareholder of a corporation or any other person who, in the discretion of the court, is an appropriate person has a similar right to apply to the court on the grounds that: (a) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or a series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. Note, these grounds may be a higher standard than that under CBCA discussed above, which higher standard may, in certain circumstances, result in it being more difficult for a shareholder to succeed in an oppression claim under the BCBCA. On such an application, the court may make an interim or final order if it considers appropriate including an order to prohibit any act proposed by the corporation.

Shareholder Derivative Actions

Under the CBCA, any current or former registered or beneficial shareholder, director or officer or a former director or officer of a corporation or any of its affiliates, the Director under the CBCA or any other person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action, may apply to a court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no such action may be brought unless three conditions are satisfied: (a) at least 14 days notice is given to the corporation's directors; (b) the complainant is acting in good faith; and (c) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the BCBCA, a shareholder or director of a corporation or any other person who, in the discretion of the court, is an appropriate person, may with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation. Likewise, with the leave of the court, a person described in this paragraph may also defend a legal proceeding brought against the corporation. However, the court may only grant leave under the BCBCA if (a) the complainant has made a reasonable effort to cause the directors of the corporation to prosecute or defend the proceeding; (b) notice for the application for leave has been given to the corporation and to certain others; (c) the complainant is acting in good faith; and (d) it appears that it is in the best interests of the corporation for the legal proceedings to be prosecuted or defended.

Requisition of Meetings

The CBCA permits the holders of not less than 5% of the issued and outstanding shares of a corporation that carry the right to vote at a meeting to requisition the directors to call and hold a meeting of shareholders for the purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding in aggregate not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting. If the directors of the corporation do not send a notice of meeting within 21 days of receiving the requisition, the requisitioning shareholders (or any one of them holding more than 2.5% of the issued voting shares) may do so.

Place of Meetings

The CBCA provides that meetings of shareholders must be held at the place within Canada provided for in a corporation's by-laws, or in the absence of such provision, at such place within Canada that the directors so determine. A meeting may be held outside Canada if the articles so provide or if all the shareholders entitled to vote at the meeting agree that such meeting is to be so held.

The BCBCA provides that meetings of shareholders must be held in British Columbia, however they may be held at a place outside of British Columbia if such place is: (a) provided for in the articles; (b) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held; or (c) approved by an ordinary resolution or such other resolution of shareholders required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia).

Notice of Shareholders' Meetings

The minimum notice period under both the CBCA and the BCBCA for a shareholders' meeting of a public corporation is 21 days. The CBCA allows a non-public corporation to reduce the notice period for shareholders' meetings to such shorter period as provided for in a corporation's constating documents. The BCBCA allows a non-public corporation in its articles to reduce the minimum allowable notice period under the BCBCA, but it cannot be reduced to less than 10 days.

Number of Directors

Both the CBCA and the BCBCA provide that a public corporation must have a minimum of three directors. The CBCA requires that at least 25% of directors of a corporation must be resident Canadians. The BCBCA does not have any residency requirements for directors.

Corporate Reorganizations

The CBCA prohibits the creation of par value shares and permits a subsidiary to purchase shares of its parent or itself only in limited circumstances. The BCBCA allows par value shares (even in foreign currency) and expressly confirms, subject to the articles of the corporation, the ability of a corporation to hold shares in its parent or itself (subject to some exceptions). The BCBCA also provides for inter-jurisdictional amalgamations, a mechanism not contemplated in the CBCA.

Waiver of Annual General Meetings

The CBCA does not provide for the waiver of annual general meetings. The BCBCA, however, allows shareholders to waive or postpone upcoming or even past annual general meetings.

Securities Legislation

Federally incorporated companies must abide by provisions in the CBCA regarding meetings for public companies such as notice, proxies and information circulars which are inconsistent with securities legislation. Similar provisions were deleted from the BCBCA in the last set of amendments. The applicable provincial securities laws will apply to RealCo following the completion of the Arrangement.

Unanimous Shareholder Agreements

The CBCA permits all of the shareholders of a corporation, or all of the shareholders of the corporation and one or more persons who are not shareholders, to enter into a unanimous shareholder agreement that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the corporation. The BCBCA does not permit such agreements, but allows the powers of directors to be transferred to one or more other persons in the articles of a corporation.

Status as a Federal Corporation

Currently, Lorus' authorized capital consists of an unlimited number of common shares which as part of the Arrangement will be amended so as to consist of an unlimited number of RealCo Voting Shares and an unlimited number of RealCo Non-Voting Shares.

As a CBCA corporation, RealCo's charter documents consist of articles of incorporation, by-laws and all of the amendments made thereto to date, including the amendments to the articles of RealCo as contained in **Appendix B** (Form of Articles of Amendment of RealCo). On completion of the Continuation, RealCo will cease to be governed by the CBCA and will thereafter be deemed to have been formed under the BCBCA. The BCBCA Articles proposed to be adopted by RealCo in connection with the Continuation will be substantially similar to RealCo's charter documents, as amended (see **Appendix B**).

APPENDIX "L"

SECTION 190 OF THE CBCA

190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties — On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order — The final order of a court shall be rendered against the corporation in favor of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Please read the accompanying Management Proxy Circular and the instructions attached hereto carefully before completing this letter of transmittal.

LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS OF COMMON SHARES OF LORUS THERAPEUTICS INC.

NON-U.S. PERSONS
U.S. PERSONS

For Use in Connection with the Arrangement Involving Lorus Therapeutics Inc., its Subsidiaries, 6650309 Canada Inc., Pinnacle International Lands, Inc. and 6707157 Canada Inc.

This letter of transmittal (the "**Letter of Transmittal**") is for use by registered holders of common shares (the "**Common Shares**") of Lorus Therapeutics Inc. ("**Lorus**") (i) not resident in the United States ("**Non-U.S. Persons**") and (ii) resident in the United States ("**U.S. Persons**", and together with the Non-U.S. Persons, the "**Registered Shareholders**") in connection with a proposed arrangement (the "**Arrangement**") involving Lorus, NuChem Pharmaceuticals Inc., GeneSense Technologies Inc., 6650309 Canada Inc. ("**New Lorus**"), Pinnacle International Lands, Inc. and 6707157 Canada Inc., as described in the management proxy circular (the "**Circular**") of Lorus dated May 25, 2007, which is to be considered at a special meeting (the "**Meeting**") of holders of securities of Lorus scheduled to be held on June 25, 2007 and any adjournment(s) thereof. Registered Shareholders are referred to the Circular, including the appendices attached thereto, that accompanies this Letter of Transmittal. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed thereto in the Glossary of Terms in the Circular. Registered Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

TO:	Lorus Therapeutics Inc.
AND TO:	6650309 Canada Inc.
AND TO:	4325231 Canada Inc.
AND TO:	Computershare Investor Services Inc. (the "**Depositary**")

THE UNDERSIGNED ACKNOWLEDGES THAT HE OR SHE HAS READ THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF LORUS RELATING TO THE PROPOSED ARRANGEMENT, AS SET OUT IN THE CIRCULAR.

The undersigned hereby irrevocably deposits the Common Shares represented by the certificates described below (the "**Deposited Shares**").

Each Non-U.S. Person will receive, for each Deposited Share, one common share of New Lorus (a "**New Lorus Common Share**") and approximately 0.08 voting common shares of RealCo, disregarding fractions (each whole voting common share of RealCo being referred to herein as a "**RealCo Voting Share**").

Each U.S. Person will receive, for each Deposited Share, one New Lorus Common Share and a cash payment of approximately CDN$0.0040775156 for each RealCo Voting Share that would otherwise be received by such U.S. Person had such U.S Person been a Non U.S. Person (the "**Cash Payment**").

The undersigned, by the execution of this Letter of Transmittal, hereby acknowledges receipt of the Circular and represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares; (b) the undersigned or the Person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares; (c) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests, adverse claims and any other rights of others; and (d) the Deposited Shares represent all of the Common Shares owned by the undersigned. The undersigned encloses herewith the following certificate(s) for those Common Shares registered in the name of the undersigned or duly endorsed for transfer to the undersigned:

DESCRIPTION OF COMMON SHARES DEPOSITED
(please print)

Certificate Number(s)	Name(s) and Address(es) of Registered Shareholder(s)	Number of Common Shares Deposited
		TOTAL:

Unless otherwise indicated under the delivery instructions below (in which case delivery should be made in accordance with those instructions), the certificate(s) for the New Lorus Common Shares and the RealCo Voting Shares issued in exchange for the Deposited Shares and, if applicable, the Cash Payment, should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned, or to hold such certificate and/or payment for pick-up (or if no such address or delivery instructions are made, to the latest address recorded on the Lorus share register). If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BLOCK A
SPECIAL REGISTRATION INSTRUCTIONS

ISSUE CERTIFICATE(S) OR CHEQUE IN THE NAME OF: (please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

BLOCK B
SPECIAL DELIVERY INSTRUCTIONS

SEND CERTIFICATE(S) OR CHEQUE TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Social Insurance or Social Security Number)

BLOCK C

☐ Hold certificate(s) for pick-up at the office of the Transfer Agent and Registrar where this Letter of Transmittal is deposited

REGISTERED SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: ______________________, 2007
______________________ Authorized Signature	______________________ Signature of Registered Shareholder or authorized representative (see Instructions 2 and 4)
______________________ Name of Guarantor (please print or type)	______________________ Address
______________________ Address of Guarantor (please print or type)	______________________ Name of Registered Shareholder (please print or type)
	______________________ Telephone No.
	______________________ Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of the Letter of Transmittal

To receive the New Lorus Common Shares and either (i) the RealCo Voting Shares for Non-U.S. Persons or (ii) the Cash Payment for U.S. Persons, upon completion of the Arrangement, Registered Shareholders must deposit with the Depositary (at any of the offices specified below), on or before the sixth anniversary of the closing of the Arrangement (the "**Effective Date**"), a duly completed Letter of Transmittal together with the certificate(s) representing their Common Shares.

Pursuant to the terms of the Arrangement, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of certificates of Common Shares to receive the New Lorus Common Shares and either (i) the RealCo Voting Shares or (ii) the Cash Payment for such Common Shares shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Lorus recommends that the necessary documentation be hand delivered to the Depositary, at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2. Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the Common Shares described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing New Lorus Common Shares and either (i) RealCo Voting Shares or (ii) the Cash Payment are to be issued to a person other then the registered owner(s);

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3. Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if it is signed by the registered owner(s) of the Common Shares deposited therewith, unless that Registered Shareholder has completed the box entitled "Special Registration Instructions".

Where the Registered Shareholder has completed the box entitled "Special Registration Instructions", all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). See also Instruction 2.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Any of Lorus, New Lorus, RealCo or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

5. Special Delivery Instructions

The box entitled "Special Delivery Instructions" should be completed if the certificates for the New Lorus Common Shares and RealCo Voting Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing this Letter of Transmittal; (b) sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up.

6. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Common Shares, additional certificate numbers and numbers of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Common Shares are registered in different forms (e.g., "John Doe" or "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of this Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below.

(e) Lorus, New Lorus and RealCo reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary.

(f) This Letter of Transmittal will be construed in accordance with, and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the sixth anniversary of the Effective Date.

8. Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder's name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder's account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary's website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a shareholder provides with this Letter of Transmittal in order to process a shareholder's request and will consider a shareholder's submission of this Letter of Transmittal as its consent to the above.

9. Depositary Information

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St. E
Toronto, ON M5C 3H2

Attention: Corporate Actions

By Registered Mail, hand or courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

Phone: toll free: 1-800-564-6253
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Registered Shareholders to the Depositary at its telephone number and location set out above.

THIS DOCUMENT IS FOR USE BY SHAREHOLDERS

Proxy (green)

SPECIAL MEETING OF SECURITYHOLDERS OF
LORUS THERAPEUTICS INC. (the "Corporation")

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

TO BE HELD AT **Le Royal Meridien King Edward**
37 King Street East
Toronto, Ontario
Kensington Room

ON June 25, 2007, AT 10:00 AM (Toronto time)

The undersigned shareholder ("Registered Shareholder") of the Corporation hereby appoints Dr. Aiping Young, President and Chief Executive Officer of the Corporation, or failing her, Graham Strachan, Director and Chair, Board of Directors of the Corporation, or in the place of either of the foregoing, ____________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the securityholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1.	To approve the Arrangement Resolution by way of special resolution, as more particularly described in the Management Proxy Circular	____	____
2.	To approve the Arrangement Resolution by way of ordinary resolution, of "minority shareholders", as more particularly described in the Management Proxy Circular	____	____

203

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany this Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this Instrument of Proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in this Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted this Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting. The mailing address and fax information is as follows:

Computershare Investor Services Inc.
Proxy Dept., 100 University Avenue, 8th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

204

THIS DOCUMENT IS FOR USE BY HOLDERS OF OPTIONS

Proxy (white)

SPECIAL MEETING OF SECURITYHOLDERS OF LORUS THERAPEUTICS INC. (the "Corporation")

TO BE HELD AT Le Royal Meridien King Edward
37 King Street East
Toronto, Ontario
Kensington Room

ON June 25, 2007, AT 10:00 AM (Toronto time)

The undersigned holder of options ("Optionholder") of the Corporation hereby appoints Dr. Aiping Young, President and Chief Executive Officer of the Corporation, or failing her, Graham Strachan, Director and Chair, Board of Directors of the Corporation, or in the place of either of the foregoing, ____________________ as proxyholder for and on behalf of the Optionholder with the power of substitution to attend, act and vote for and on behalf of the Optionholder in respect of all matters that may properly come before the Meeting of the securityholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Optionholder was present at the said Meeting, or any adjournment thereof

The Optionholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Optionholder as specified herein.

The undersigned Optionholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Options Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1.	To approve the Arrangement Resolution by way of special resolution, as more particularly described in the Management Proxy Circular	________	________

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Optionholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany this Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Optionholder, for the proxyholder to date this Instrument of Proxy seven (7) calendar days after the date on which it was mailed to you, the Optionholder, by Computershare Investor Services Inc.

4. ***A Optionholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Optionholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Optionholder with respect to a resolution set out in this Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Optionholder of the Corporation, to vote according to the Optionholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Optionholder on any poll*** of a resolution that may be called for and, if the Optionholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Optionholder has submitted this Instrument of Proxy, ***the Optionholder may still attend the Meeting and may vote in person.*** To do so, the Optionholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting. The mailing address and fax information is as follows:

Computershare Investor Services Inc.
Proxy Dept., 100 University Avenue, 8th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

THIS DOCUMENT IS FOR USE BY HOLDERS OF WARRANTS

Proxy (blue)

SPECIAL MEETING OF SECURITYHOLDERS OF LORUS THERAPEUTICS INC. (the "Corporation")

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

TO BE HELD AT **Le Royal Meridien King Edward**
37 King Street East
Toronto, Ontario
Kensington Room

ON June 25, 2007, AT 10:00 AM (Toronto time)

The undersigned holder of warrants ("Warrantholder") of the Corporation hereby appoints Dr. Aiping Young, President and Chief Executive Officer of the Corporation, or failing her, Graham Strachan, Director and Chair, Board of Directors of the Corporation, or in the place of either of the foregoing, __________ __________ as proxyholder for and on behalf of the Warrantholder with the power of substitution to attend, act and vote for and on behalf of the Warrantholder in respect of all matters that may properly come before the Meeting of the securityholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Warrantholder was present at the said Meeting, or any adjournment thereof

The Warrantholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Warrantholder as specified herein.

The undersigned Warrantholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Warrants Represented by Proxy: ______________________________

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1.	To approve the Arrangement Resolution by way of special resolution, as more particularly described in the Management Proxy Circular	________	________

207

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy (**"Instrument of Proxy"**) ***must be signed*** by you, the Warrantholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany this Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Warrantholder, for the proxyholder to date this Instrument of Proxy seven (7) calendar days after the date on which it was mailed to you, the Warrantholder, by Computershare Investor Services Inc.

4. ***A Warrantholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Warrantholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Warrantholder with respect to a resolution set out in this Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Warrantholder of the Corporation, to vote according to the Warrantholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Warrantholder on any poll*** of a resolution that may be called for and, if the Warrantholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Warrantholder has submitted this Instrument of Proxy, ***the Warrantholder may still attend the Meeting and may vote in person.*** To do so, the Warrantholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy form must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting. The mailing address and fax information is as follows:

Computershare Investor Services Inc.
Proxy Dept., 100 University Avenue, 8th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

THIS DOCUMENT IS FOR USE BY HOLDERS OF DEBENTURES

Proxy (yellow)

SPECIAL MEETING OF SECURITYHOLDERS OF LORUS THERAPEUTICS INC. (the "Corporation")

TO BE HELD AT **Le Royal Meridien King Edward**
37 King Street East
Toronto, Ontario
Kensington Room

ON June 25, 2007, AT 10:00 AM (Toronto time)

The undersigned holder of debentures ("Debentureholder") of the Corporation hereby appoints Dr. Aiping Young, President and Chief Executive Officer of the Corporation, or *failing her*, Graham Strachan, Director and Chair, Board of Directors of the Corporation, or in the place of either of the foregoing, ____________________ as proxyholder for and on behalf of the Debentureholder with the power of substitution to attend, act and vote for and on behalf of the Debentureholder in respect of all matters that may properly come before the Meeting of the securityholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Debentureholder was present at the said Meeting, or any adjournment thereof

The Debentureholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Debentureholder as specified herein.

The undersigned Debentureholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Debentures Represented by Proxy: ____________________

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1.	To approve the Arrangement Resolution by way of special resolution, as more particularly described in the Management Proxy Circular	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("**Instrument of Proxy**") ***must be signed*** by you, the Debentureholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chair of the Meeting, must accompany this Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Debentureholder, for the proxyholder to date this Instrument of Proxy seven (7) calendar days after the date on which it was mailed to you, the Debentureholder, by Computershare Investor Services Inc.

4. ***A Debentureholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Debentureholder who is not able to attend the Meeting in person but wishes to vote on the resolutions*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on this Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e., do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Debentureholder with respect to a resolution set out in this Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Debentureholder of the Corporation, to vote according to the Debentureholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Debentureholder on any poll*** of a resolution that may be called for and, if the Debentureholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on this Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Debentureholder has submitted this Instrument of Proxy, ***the Debentureholder may still attend the Meeting and may vote in person.*** To do so, the Debentureholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be received at the office of **Computershare Investor Services Inc.** by mail or by fax no later than 5:00 p.m. (Toronto time) on June 21, 2007 or, if the Meeting is adjourned, forty eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned Meeting. The mailing address and fax information is as follows:

Computershare Investor Services Inc.
Proxy Dept., 100 University Avenue, 8th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

FOLD IN HALF - DO NOT DETACH

VOTING INSTRUCTION FORM

LORUS THERAPEUTICS INC.

SEE VOTING INSTRUCTIONS ON REVERSE	INTERNET VOTE: *WWW.PROXYVOTE.COM*
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	TELEPHONE VOTE: *1-800-474-7493*

MEETING TYPE: SPECIAL MEETING
MEETING DATE: MONDAY, JUNE 25, 2007 AT 10:00 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MAY 24, 2007
PROXY DEPOSIT DATE: JUNE 21, 2007
ACCOUNT NUMBER:
CUSIP: 544191109 CUID: S15026 E **CONTROL NO.:**

APPOINTEE(S) DR. AIPING YOUNG, GRAHAM STRACHAN
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) **VOTING RECOMMENDATIONS**

1 *- TO APPROVE THE ARRANGEMENT RESOLUTION BY WAY OF SPECIAL ----------->>> FOR 0039900 --->>>
RESOLUTION, AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR.

2 *- TO APPROVE THE ARRANGEMENT RESOLUTION BY WAY OF ORDINARY ---------->>> FOR 0039900 --->>>
RESOLUTION, OF "MINORITY SHAREHOLDERS", AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR.

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING PROXY CIRCULAR.

TELEPHONE VOTE AT 1-800-474-7493 OR
INTERNET VOTE AT WWW.PROXYVOTE.COM

2/1

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

	FOR	AGAINST
1	☐	☐
2	☐	☐

CONTROL NO.: →

Broadridge™
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

S15026 E
1 OF 1

LORUS THERAPEUTICS INC.
2 MERIDIAN ROAD
TORONTO, ON M9W 4Z7

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) *INVALID IF NOT SIGNED* DATE (DD/MM/YY)

☐ ← REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

12

FOLD IN HALF - DO NOT DETACH

1 1-0001

VOTING INSTRUCTION FORM

LORUS THERAPEUTICS INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	SPECIAL MEETING
MEETING DATE:	MONDAY, JUNE 25, 2007 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MAY 24, 2007
PROXY DEPOSIT DATE:	JUNE 21, 2007
	544191109

1 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 *- TO APPROVE THE ARRANGEMENT RESOLUTION BY WAY OF SPECIAL ----------->>> RESOLUTION, AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR.	FOR 0039900 --->>>
2 *- TO APPROVE THE ARRANGEMENT RESOLUTION BY WAY OF ORDINARY ---------->>> RESOLUTION, OF "MINORITY SHAREHOLDERS", AS MORE PARTICULARLY DESCRIBED IN THE MANAGEMENT PROXY CIRCULAR.	FOR 0039900 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

**NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING PROXY CIRCULAR.*

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

LORUS THERAPEUTICS INC.
SPECIAL MEETING TO BE HELD 06/25/07 AT 10:00 A.M. EDT FOR HOLDERS AS OF 05/24/07

544191109
CO

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S15025
0110000000000000000001000000049

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

	FOR	AGAINST
1	☐	☐
2	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

**

LORUS THERAPEUTICS INC.
2 MERIDIAN ROAD
TORONTO, ON M9W 4Z7

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE

2/2

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by each of Lorus Therapeutics Inc. and 6650309 Canada Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Lorus Therapeutics Inc. or 6650309 Canada Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June __1__, 2007.

LORUS THERAPEUTICS INC.

By: [signature]
Name: MARK PRESTON
Title: ACTING CONTROLLER.

6650309 CANADA INC.

By: [signature]
Name: MARK PRESTON
Title: ACTING CONTROLLER.

214

EXHIBIT INDEX

Exhibit	Description
2.1	Annual Information Form dated August 11, 2006 for the financial year ended May 31, 2006 (incorporated by reference to Exhibit 99.1 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.2	Management Information Circular, dated August 11, 2006, prepared in connection with the annual meeting of shareholders held on September 21, 2006 (excluding those sections not required to be incorporated by reference in the Management Proxy Circular prepared in connection with the Special Meeting of Holders of Common Shares, Options, Warrants and Convertible Debentures to be held on June 25, 2007 (incorporated by reference to Exhibit 99.1 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.3	Audited consolidated balance sheets as at May 31, 2006 and 2005 and consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended May 31, 2006, and the notes thereto, together with the report of the auditors thereon dated August 9, 2006 (incorporated by reference to the Annual Report on Form 20-F of Lorus Therapeutics Inc. for the fiscal year ended May 31, 2006, filed on November 21, 2006 (File No. 1-32001).
2.4	Management's discussion and analysis of the financial condition and results of operations for the financial year ended May 31, 2006 (incorporated by reference to the Annual Report on Form 20-F of Lorus Therapeutics Inc. for the fiscal year ended May 31, 2006, filed on November 21, 2006 (File No. 1-32001).
2.5	Unaudited consolidated financial statements relating to the nine months ended February 28, 2007, and the notes thereon (incorporated by reference to Exhibit 99.1 to the Form 6-K of Lorus Therapeutics Inc., furnished on April 19, 2007 (File No. 1-32001).
2.6	Management's discussion and analysis of the financial condition and results of operations for the nine months ended February 28, 2007 (incorporated by reference to Exhibit 99.2 to the Form 6-K of Lorus Therapeutics Inc., furnished on April 19, 2007 (File No. 1-32001).
2.7	Material change report, dated September 8, 2006, relating to the issuance of 28.8 million common shares (incorporated by reference to Exhibit 99.1 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.8	Material change report, dated September 8, 2006, relating to the issuance of 5 million common shares (incorporated by reference to Exhibit 99.2 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.9	Material change report, dated September 26, 2006 (incorporated by reference to Exhibit 99.3 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.10	Material change report, dated May 11, 2007 (incorporated by reference to Exhibit 99.4 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).
2.11	Arrangement Agreement (incorporated by reference to Exhibit 99.1 to a Form 6-K of Lorus Therapeutics Inc., furnished on May 30, 2007 (File No. 1-32001).

END